SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

Gafisa S.A.

Quarterly information

March 31, 2016

(A free translation of the original report in Portuguese as published in
Brazil containing Quarterly Information (ITR) prepared in
accordance with accounting practices adopted in Brazil)

Company data
Capital Composition	1
Individual financial statements
Balance sheet - Assets	2
Balance sheet - Liabilities	3
Statement of income	4
Statement of comprehensive income (loss)	5
Statement of cash flows	6
Statements of changes in Equity
01/01/2016 to 03/31/2016	7
01/01/2015 to 03/31/2015	8
Statement of value added	9
Consolidated Financial Statements
Balance sheet - Assets	10
Balance sheet - Liabilities	11
Statement of income	12
Statement of comprehensive income (loss)	13
Statement of cash flows	14
Statements of changes in Equity
01/01/2016 to 03/31/2016	15
01/01/2015 to 03/31/2015	16
Statement of value added	17
Comments on performance	18
Notes to interim financial information	59
Other information deemed relevant by the Company	92
Reports and statements
Report on review of interim financial information	95
Management statement of interim financial information	97
Management statement on the report on review of interim financial information	98

COMPANY DATA / CAPITAL COMPOSITION

Number of Shares	CURRENT QUARTER
(in thousands)	3/31/2016
Paid-in Capital
Common	378,066
Preferred	0
Total	378,066
Treasury shares
Common	10,584
Preferred	0
Total	10,584

INDIVIDUAL FINANCIAL STATEMENTS - BALANCE SHEET - ASSETS (in thousands of Brazilian Reais)
CODE	DESCRIPTION	ACTUAL QUARTER 3/31/2016	PRIOR YEAR 12/31/2015
1	Total Assets	6,537,728	6,492,901
1.01	Current Assets	2,349,824	2,384,773
1.01.01	Cash and cash equivalents	26,601	44,044
1.01.01.01	Cash and banks	14,501	31,823
1.01.01.02	Short-term investments	12,100	12,221
1.01.02	Short-term investments	334,633	350,343
1.01.02.01	Fair value of short-term investments	334,633	350,343
1.01.03	Accounts receivable	678,656	723,950
1.01.03.01	Trade accounts receivable	678,656	723,950
1.01.03.01.01	Receivables from clients of developments	656,249	705,367
1.01.03.01.02	Receivables from clients of construction and services rendered	22,407	18,583
1.01.04	Inventories	1,172,707	1,135,137
1.01.04.01	Properties for sale	1,172,707	1,135,137
1.01.07	Prepaid expenses	1,390	1,901
1.01.07.01	Prepaid expenses and others	1,390	1,901
1.01.08	Other current assets	135,837	129,398
1.01.08.01	Non current assets for sale	6,631	4,367
1.01.08.03	Other	129,206	125,031
1.01.08.03.01	Other accounts receivable and others	48,544	46,621
1.01.08.03.03	Receivables from related parties	80,662	78,410
1.02	Non current assets	4,187,904	4,108,128
1.02.01	Non current assets	793,435	809,233
1.02.01.03	Accounts receivable	245,859	262,092
1.02.01.03.01	Receivables from clients of developments	245,859	262,092
1.02.01.04	Inventories	374,472	387,375
1.02.01.09	Others non current assets	173,104	159,766
1.02.01.09.03	Others accounts receivable and others	85,745	80,948
1.02.01.09.04	Receivables from related parties	82,628	78,818
1.02.01.09.05	Derivative Financial Instruments	4,731	-
1.02.02	Investments	3,341,333	3,242,765
1.02.02.01	Interest in associates and affiliates	3,253,514	3,154,946
1.02.02.02	Interest in subsidiaries	87,819	87,819
1.02.02.02.01	Interest in subsidiaries - goodwill	87,819	87,819
1.02.03	Property and equipment	21,240	22,819
1.02.03.01	Operation property and equipment	21,240	22,819
1.02.04	Intangible assets	31,896	33,311
1.02.04.01	Intangible assets	31,896	33,311

INDIVIDUAL FINANCIAL STATEMENTS - BALANCE SHEET - LIABILITIES AND EQUITY (in thousands of Brazilian Reais)
CODE	DESCRIPTION	ACTUAL QUARTER 3/31/2016	PRIOR YEAR 12/31/2015
2	Total Liabilities	6,537,728	6,492,901
2.01	Current liabilities	2,228,770	2,105,504
2.01.01	Social and labor obligations	35,137	26,758
2.01.01.02	Labor obligations	35,137	26,758
2.01.01.02.01	Salaries, payroll charges and profit sharing	35,137	26,758
2.01.02	Suppliers	40,176	32,115
2.01.02.01	Local suppliers	40,176	32,115
2.01.03	Tax obligations	39,987	40,902
2.01.03.01	Federal tax obligations	39,987	40,902
2.01.04	Loans and financing	748,991	783,561
2.01.04.01	Loans and financing	556,307	595,817
2.01.04.02	Debentures	192,684	187,744
2.01.05	Other obligations	1,261,404	1,121,856
2.01.05.01	Payables to related parties	923,290	801,375
2.01.05.02	Other	338,114	320,481
2.01.05.02.01	Dividends and interest on capital payable	17,689	17,682
2.01.05.02.04	Obligations for purchase of properties and advances from customers	173,102	148,989
2.01.05.02.05	Other obligations	117,789	127,123
2.01.05.02.07	Obligations assumed on the assignment of receivables	19,598	12,631
2.01.05.02.08	Derivative financial instruments	9,936	14,056
2.01.06	Provisions	103,075	100,312
2.01.06.01	Tax, labor and civel lawsuits	103,075	100,312
2.01.06.01.01	Tax lawsuits	220	220
2.01.06.01.02	Labor lawsuits	15,566	15,516
2.01.06.01.04	Civel lawsuits	87,289	84,576
2.02	Non current liabilities	1,265,287	1,291,906
2.02.01	Loans and financing	1,031,662	1,011,180
2.02.01.01	Loans and financing	572,318	542,843
2.02.01.01.01	Loans and financing in local currency	572,318	542,843
2.02.01.02	Debentures	459,344	468,337
2.02.02	Other liabilities	139,513	188,078
2.02.02.02	Other	139,513	188,078
2.02.02.02.03	Obligations for purchase of properties and advances from customers	92,257	143,216
2.02.02.02.04	Other liabilities	11,534	15,028
2.02.02.02.06	Obligations assumed on the assignment of receivables	35,722	22,216
2.02.02.02.07	Derivative financial instruments	-	7,618
2.02.03	Deferred taxes	10,085	10,085
2.02.03.01	Deferred income tax and social contribution	10,085	10,085
2.02.04	Provisions	84,027	82,563
2.02.04.01	Tax, labor and civel lawsuits	84,027	82,563
2.02.04.01.02	Tax and labor lawsuits	47,874	47,719
2.02.04.01.04	Civel lawsuits	36,153	34,844
2.03	Equity	3,043,671	3,095,491
2.03.01	Capital	2,740,662	2,740,662
2.03.02	Capital Reserves	78,241	76,834
2.03.02.04	Granted options	149,458	148,051
2.03.02.07	Reserve for expenditures with public offering	-71,217	-71,217
2.03.04	Income Reserve	277,995	277,995
2.03.04.01	Legal Reserve	35,316	35,316
2.03.04.02	Statutory Reserve	268,659	268,659
2.03.04.09	Treasury shares	-25,980	-25,980
2.03.05	Retained earnings/accumulated losses	-53,227	-

INDIVIDUAL FINANCIAL STATEMENTS - INCOME - (in thousands of Brazilian Reais)
CODE	DESCRIPTION	YEAR TO DATE 01/01/2016 to 03/31/2016	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2015 to 03/31/2015
3.01	Gross Sales and/or Services	126,973	270,401
3.01.01	Revenue from real estate development	138,013	297,181
3.01.03	Taxes on real estate sales and services	-11,040	-26,780
3.02	Cost of sales and/or services	-124,866	-203,174
3.02.01	Cost of real estate development	-124,866	-203,174
3.03	Gross profit	2,107	67,227
3.04	Operating expenses/income	-53,132	-19,313
3.04.01	Selling expenses	-14,411	-11,523
3.04.02	General and administrative expenses	-27,002	-28,884
3.04.05	Other operating expenses	-21,796	-35,082
3.04.05.01	Depreciation and amortization	-8,072	-7,889
3.04.05.02	Other operating expenses	-13,724	-27,193
3.04.06	Equity pick-up	10,077	56,176
3.05	Income (loss) before financial results and income taxes	-51,025	47,914
3.06	Financial	26	-12,807
3.06.01	Financial income	13,673	18,156
3.06.02	Financial expenses	-13,647	-30,963
3.07	Income before income taxes	-50,999	35,107
3.08	Income and social contribution taxes	-2,228	-3,456
3.08.01	Current	-2,228	-3,456
3.09	Income (loss) from continuing operation	-53,227	31,651
3.11	Income (loss) for the period	-53,227	31,651
3.99	Earnings per Share – (Reais / Share)
3.99.01	Basic Earnings per Share
3.99.01.01	ON	-0.1452	0.0862
3.99.02	Diluted Earnings per Share
3.99.02.01	ON	-0.1452	0.0856

INDIVIDUAL FINANCIAL STATEMENTS - COMPREHENSIVE INCOME (LOSS) - (in thousands of Brazilian Reais)
CODE	DESCRIPTION	YEAR TO DATE 01/01/2016 to 03/31/2016	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2015 to 03/31/2015
4.01	Income (loss) for the period	-53,227	31,651
4.03	Comprehensive income (loss) for the period	-53,227	31,651

INDIVIDUAL FINANCIAL STATEMENTS - CASH FLOWS - INDIRECT METHOD - (in thousands of Brazilian Reais)
CODE	DESCRIPTION	YEAR TO DATE 01/01/2016 to 03/31/2016	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2015 to 03/31/2015
6.01	Net cash from operating activities	-8,183	-60,089
6.01.01	Cash generated in the operations	-15,987	38,269
6.01.01.01	Income (loss) before income and social contribution taxes	-50,999	35,107
6.01.01.02	Equity pick-up	-10,077	-56,176
6.01.01.03	Stock options expenses	1,891	2,091
6.01.01.04	Unrealized interest and finance charges, net	21,327	14,706
6.01.01.05	Financial instruments	-10,184	2,756
6.01.01.06	Depreciation and amortization	8,072	7,889
6.01.01.07	Provision for legal claims	15,169	18,711
6.01.01.08	Provision for profit sharing	6,250	6,000
6.01.01.09	Warranty provision	-4,102	7,244
6.01.01.10	Write-off of property and equipment, net	99	142
6.01.01.11	Allowance for doubtful accounts	6,572	626
6.01.01.14	Provision for penalties due to delay in construction works	-5	-827
6.01.02	Variation in assets and liabilities	7,804	-98,358
6.01.02.01	Trade accounts receivable	51,252	-15,747
6.01.02.02	Properties for sale	-24,667	-51,809
6.01.02.03	Other accounts receivable	-10,039	150
6.01.02.04	Prepaid expenses	511	930
6.01.02.05	Obligations for purchase of properties and adv. from customers	-26,846	-17,686
6.01.02.06	Taxes and contributions	-915	1,787
6.01.02.07	Suppliers	8,061	9,531
6.01.02.08	Salaries and payable charges	2,129	983
6.01.02.09	Transactions with related parties	36,194	-14,627
6.01.02.10	Other obligations	-25,648	-8,414
6.01.02.11	Income tax and social contribution payable	-2,228	-3,456
6.02	Net cash from investing activities	8,439	25,921
6.02.01	Purchase of property and equipment and intangible assets	-5,177	-5,234
6.02.02	Increase in investments	-2,094	-503
6.02.03	Redemption of short-term investments	186,244	701,769
6.02.04	Purchase of short-term investments	-170,534	-670,111
6.03	Net cash from financing activities	-17,699	34,912
6.03.02	Increase in loans, financing and debentures	73,284	178,731
6.03.03	Payment of loans, financing and debentures	-108,699	-119,893
6.03.04	Receivables credit assignment , net	24,176	-
6.03.06	Loan transactions with related parties	-6,460	-1,791
6.03.08	Repurchase of treasury shares	-	-22,135
6.05	Net increase (decrease)x of cash and cash equivalents	-17,443	744
6.05.01	Cash and cash equivalents at the beginning of the period	44,044	33,792
6.05.02	Cash and cash equivalents at the end of the period	26,601	34,536

INDIVIDUAL STATEMENT OF CHANGES IN EQUITY FROM 01/01/2016 TO 03/31/2016 (in thousands of Brazilian reais)
CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings	Others comprehensive income	Total Equity
5.01	Opening balance	2,740,662	50,854	303,975	-	-	3,095,491
5.03	Opening adjusted balance	2,740,662	50,854	303,975	-	-	3,095,491
5.04	Capital transactions with shareholders	-	1,407	-	-	-	1,407
5.04.03	Realization of granted options	-	1,407	-	-	-	1,407
5.05	Total of comprehensive income (loss)	-	-	-	-53,227	-	-53,227
5.05.01	Net income (loss) for the period	-	-	-	-53,227	-	-53,227
5.07	Closing balance	2,740,662	52,261	303,975	-53,227	-	3,043,671

INDIVIDUAL STATEMENT OF CHANGES IN EQUITY FROM 01/01/2015 TO 03/31/2015 (in thousands of Brazilian reais)
CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings	Others comprehensive income	Total Equity
5.01	Opening balance	2,740,662	-19,824	334,507	-	-	3,055,345
5.03	Opening adjusted balance	2,740,662	-19,824	334,507	-	-	3,055,345
5.04	Capital transactions with shareholders	-	54,170	-74,214	-	-	-20,044
5.04.03	Realization of granted options	-	2,091	-	-	-	2,091
5.04.04	Repurchase of treasury shares	-	-22,135	-	-	-	-22,135
5.04.08	Treasury shares canceled	-	74,214	-74,214	-	-	-
5.05	Total of comprehensive income (loss)	-	-	-	31,651	-	31,651
5.05.01	Net income (loss) for the period	-	-	-	31,651	-	31,651
5.07	Closing balance	2,740,662	34,346	260,293	31,651	-	3,066,952

INDIVIDUAL STATEMENT OF VALUE ADDED (in thousands of Brazilian Reais)
CODE	DESCRIPTION	YEAR TO DATE 01/01/2016 to 03/31/2016	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2015 to 03/31/2015
7.01	Revenues	138,013	297,181
7.01.01	Real estate development, sale and services	144,585	297,807
7.01.04	Allowance for doubtful accounts	-6,572	-626
7.02	Inputs acquired from third parties	-117,641	-203,790
7.02.01	Cost of Sales and/or Services	-98,818	-178,212
7.02.02	Materials, energy, outsourced labor and other	-18,823	-25,578
7.03	Gross added value	20,372	93,391
7.04	Retentions	-8,072	-7,889
7.04.01	Depreciation and amortization	-8,072	-7,889
7.05	Net added value produced by the Company	12,300	85,502
7.06	Added value received on transfer	23,750	74,332
7.06.01	Equity pick-up	10,077	56,176
7.06.02	Financial income	13,673	18,156
7.07	Total added value to be distributed	36,050	159,834
7.08	Added value distribution	36,050	159,834
7.08.01	Personnel and payroll charges	29,358	33,635
7.08.02	Taxes and contributions	18,080	36,020
7.08.03	Compensation – Interest	41,839	58,528
7.08.04	Compensation – Company capital	-53,227	31,651

60

CONSOLIDATED FINANCIAL STATEMENTS - BALANCE SHEET - ASSETS (in thousands of Brazilian Reais)
CODE	DESCRIPTION	ACTUAL QUARTER 3/31/2016	PRIOR YEAR 12/31/2015
1	Total Assets	6,779,953	6,760,332
1.01	Current Assets	4,390,457	4,316,764
1.01.01	Cash and cash equivalents	143,717	82,640
1.01.01.01	Cash and banks	56,067	69,560
1.01.01.02	Short-term investments	50,499	13,080
1.01.01.03	Resources custody of third parties	37,151	-
1.01.02	Short-term investments	648,359	629,671
1.01.02.01	Fair value of short-term investments	648,359	629,671
1.01.02.01.02	Short-term investments avaliable for sale	648,359	629,671
1.01.03	Accounts receivable	1,328,042	1,395,273
1.01.03.01	Trade accounts receivable	1,328,042	1,395,273
1.01.03.01.01	Receivables from clients of developments	1,271,881	1,357,122
1.01.03.01.02	Receivables from clients of construction and services rendered	56,161	38,151
1.01.04	Inventories	1,958,087	1,880,377
1.01.07	Prepaid expenses	6,474	7,171
1.01.07.01	Prepaid expenses and others	6,474	7,171
1.01.08	Other current assets	305,778	321,632
1.01.08.01	Non current assets for sale	100,529	105,857
1.01.08.03	Other	205,249	215,775
1.01.08.03.01	Other accounts receivable and others	118,196	120,657
1.01.08.03.02	Receivables from related parties	87,053	95,118
1.02	Non Current assets	2,389,496	2,443,568
1.02.01	Non current assets	1,289,134	1,349,404
1.02.01.03	Accounts receivable	374,614	407,091
1.02.01.03.01	Receivables from clients of developments	374,614	407,091
1.02.01.04	Inventories	706,965	750,240
1.02.01.09	Others non current assets	207,555	192,073
1.02.01.09.03	Others accounts receivable and others	89,696	82,880
1.02.01.09.04	Receivables from related parties	113,128	109,193
1.02.01.09.05	Derivative financial instruments	4,731	-
1.02.02	Investments	979,712	967,646
1.02.02.01	Interest in associates and affiliates	979,712	967,646
1.02.03	Property and equipment	46,829	49,176
1.02.03.01	Operation property and equipment	46,829	49,176
1.02.04	Intangible assets	73,821	77,342
1.02.04.01	Intangible assets	48,345	51,866
1.02.04.02	Goodwill	25,476	25,476

61

CONSOLIDATED FINANCIAL STATEMENTS - BALANCE SHEET - LIABILITIES AND EQUITY (in thousands of Brazilian Reais)
CODE	DESCRIPTION	ACTUAL QUARTER 3/31/2016	PRIOR YEAR 12/31/2015
2	Total Liabilities	6,779,953	6,760,332
2.01	Current liabilities	2,075,628	2,048,969
2.01.01	Social and labor obligations	71,793	60,102
2.01.01.02	Labor obligations	71,793	60,102
2.01.01.02.01	Salaries, payroll charges and profit sharing	71,793	60,102
2.01.02	Suppliers	80,245	57,335
2.01.03	Tax obligations	97,074	102,057
2.01.03.01	Federal tax obligations	97,074	102,057
2.01.04	Loans and financing	1,029,252	1,061,986
2.01.04.01	Loans and financing	629,508	672,365
2.01.04.01.01	In Local Currency	629,508	672,365
2.01.04.02	Debentures	399,744	389,621
2.01.05	Other obligations	694,189	667,177
2.01.05.01	Payables to related parties	84,386	87,100
2.01.05.02	Other	609,803	580,077
2.01.05.02.01	Dividends and interest on capital payable	17,682	17,682
2.01.05.02.04	Obligations for purchase of properties and advances from customers	387,339	361,420
2.01.05.02.06	Other obligations	163,494	163,437
2.01.05.02.07	Obligations assumed on the assignment of receivables	31,352	23,482
2.01.05.02.08	Derivative financial instruments	9,936	14,056
2.01.06	Provisions	103,075	100,312
2.01.06.01	Tax, labor and civel lawsuits	103,075	100,312
2.01.06.01.01	Tax lawsuits	220	220
2.01.06.01.02	Labor lawsuits	15,566	15,516
2.01.06.01.04	Civel lawsuits	87,289	84,576
2.02	Non current liabilities	1,658,041	1,614,127
2.02.01	Loans and financing	1,171,380	1,088,807
2.02.01.01	Loans and financing	712,036	620,470
2.02.01.01.01	Loans and financing in local currency	712,036	620,470
2.02.01.02	Debentures	459,344	468,337
2.02.02	Other obligations	321,272	366,161
2.02.02.01	Liabilities with related parties	43,426	41,002
2.02.02.02	Other	277,846	325,159
2.02.02.02.03	Obligations for purchase of properties and advances from customers	196,441	248,514
2.02.02.02.04	Other liabilities	30,628	33,216
2.02.02.02.06	Obligations assumed on the assignment of receivables	50,777	35,811
2.02.02.02.07	Derivative financial instruments	-	7,618
2.02.03	Deferred taxes	20,175	16,489
2.02.03.01	Deferred income tax and social contribution	20,175	16,489
2.02.04	Provisions	145,214	142,670
2.02.04.01	Tax, labor and civel lawsuits	145,214	142,670
2.02.04.01.01	Tax lawsuits	178	180
2.02.04.01.02	Labor lawsuits	78,502	77,445
2.02.04.01.04	Civel lawsuits	66,534	65,045
2.03	Equity	3,046,284	3,097,236
2.03.01	Capital	2,740,662	2,740,662
2.03.01.01	Capital	2,740,662	2,740,662
2.03.02	Capital Reserves	78,241	76,834
2.03.02.04	Granted options	149,458	148,051
2.03.02.07	Reserve for expenditures with public offering	-71,217	-71,217
2.03.04	Income Reserve	277,995	277,995
2.03.04.01	Legal Reserve	35,316	35,316
2.03.04.02	Statutory Reserve	268,659	268,659
2.03.04.09	Treasury shares	-25,980	-25,980
2.03.05	Retained earnings/accumulated losses	-53,227	-
2.03.09	Non-controlling interest	2,613	1,745

62

CONSOLIDATED FINANCIAL STATEMENTS - INCOME - (in thousands of Brazilian Reais)
CODE	DESCRIPTION	YEAR TO DATE 01/01/2016 to 03/31/2016	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2015 to 03/31/2015
3.01	Gross Sales and/or Services	405,534	519,501
3.01.01	Revenue from real estate development	436,544	564,854
3.01.03	Taxes on real estate sales and services	-31,010	-45,353
3.02	Cost of sales and/or services	-333,333	-370,301
3.02.01	Cost of real estate development	-333,333	-370,301
3.03	Gross profit	72,201	149,200
3.04	Operating expenses/income	-109,866	-97,223
3.04.01	Selling expenses	-35,018	-27,113
3.04.02	General and administrative expenses	-46,022	-43,668
3.04.05	Other operating expenses	-42,491	-45,224
3.04.05.01	Depreciation and amortization	-12,698	-11,669
3.04.05.02	Other operating expenses	-29,793	-33,555
3.04.06	Equity pick-up	13,665	18,782
3.05	Income (loss) before financial results and income taxes	-37,665	51,977
3.06	Financial	-1,941	-8,216
3.06.01	Financial income	25,431	32,612
3.06.02	Financial expenses	-27,372	-40,828
3.07	Income before income taxes	-39,606	43,761
3.08	Income and social contribution taxes	-12,745	-12,160
3.08.01	Current	-10,213	-6,860
3.08.02	Deferred	-2,532	-5,300
3.09	Income (loss) from continuing operation	-52,351	31,601
3.11	Income (loss) for the period	-52,351	31,601
3.11.01	Income (loss) attributable to the Company	-53,227	31,651
3.11.02	Net income attributable to non-controlling interests	876	-50
3.99	Earnings per Share – (Reais / Share)
3.99.01	Basic Earnings per Share
3.99.01.01	ON	-0.1452	0.0862
3.99.02	Diluted Earnings per Share
3.99.02.01	ON	-0.1452	0.0856

CONSOLIDATED FINANCIAL STATEMENTS - COMPREHENSIVE INCOME (LOSS) - (in thousands of Brazilian Reais)
CODE	DESCRIPTION	YEAR TO DATE 01/01/2016 to 03/31/2016	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2015 to 03/31/2015
4.01	Consolidated Income (loss) for the period	-52,351	31,601
4.03	Consolidated comprehensive income (loss) for the period	-52,351	31,601
4.03.01	Income (loss) attributable to Gafisa	-53,227	31,651
4.03.02	Net income attributable to the noncontrolling interests	876	-50

CONSOLIDATED FINANCIAL STATEMENTS - CASH FLOWS - INDIRECT METHOD - (in thousands of Brazilian Reais)
CODE	DESCRIPTION	YEAR TO DATE 01/01/2016 to 03/31/2016	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2015 to 03/31/2015
6.01	Net cash from operating activities	41,952	-51,127
6.01.01	Cash generated in the operations	20,262	88,294
6.01.01.01	Income (loss) before income and social contribution taxes	-39,606	43,761
6.01.01.02	Stock options expenses	2,424	2,618
6.01.01.03	Unrealized interest and finance charges, net	26,507	16,414
6.01.01.04	Depreciation and amortization	12,698	11,669
6.01.01.05	Write-off of property and equipment, net	1,637	216
6.01.01.06	Provision for legal claims	22,888	26,070
6.01.01.07	Warranty provision	-5,621	6,925
6.01.01.08	Provision for profit sharing	8,342	2,914
6.01.01.09	Allowance for doubtful accounts	15,357	317
6.01.01.11	Provision for penalties due to delay in construction works	-513	-2,079
6.01.01.12	Financial instruments	-10,186	2,756
6.01.01.13	Equity pick-up	-13,665	-18,782
6.01.01.15	Write-off of investments	-	-4,505
6.01.02	Variation in Assets and Liabilities	21,690	-139,421
6.01.02.01	Trade accounts receivable	79,213	-65,295
6.01.02.02	Properties for sale	-29,313	-57,683
6.01.02.03	Other accounts receivable	-7,864	10,231
6.01.02.04	Transactions with related parties	9,376	1,514
6.01.02.05	Prepaid expenses	697	120
6.01.02.06	Suppliers	22,910	7,259
6.01.02.07	Obligations for purchase of properties and adv. from customers	-26,154	-16,820
6.01.02.08	Taxes and contributions	-4,983	-3,491
6.01.02.09	Salaries and payable charges	3,350	4,289
6.01.02.10	Other obligations	-12,797	-7,385
6.01.02.11	Income tax and social contribution paid	-12,745	-12,160
6.02	Net cash from investing activities	-29,606	150,108
6.02.01	Purchase of property and equipment and intangible assets	-8,467	-5,651
6.02.02	Redemption of short-term investments	-807,799	1,180,350
6.02.03	Purchase of short-term investments	789,111	-1,024,416
6.02.04	Investments	-1,451	-175
6.02.05	Dividends received	-1,000	-
6.03	Net cash from financing activities	48,731	15,867
6.03.02	Increase in loans, financing and debentures	200,289	200,321
6.03.03	Payment of loans and financing	-176,957	-165,306
6.03.06	Payables to venture partners	1,587	2,400
6.03.07	Loan transactions with related parties	-4,162	587
6.03.08	Repurchase of treasury shares	-	-22,135
6.03.09	Selling of treasury shares	27,974	-
6.05	Net increase (decrease) of cash and cash equivalents	61,077	114,848
6.05.01	Cash and cash equivalents at the beginning of the period	82,640	109,895
6.05.02	Cash and cash equivalents at the end of the period	143,717	224,743

65

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FROM 01/01/2016 TO 03/31/2016 (in thousands of Brazilian reais)
CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings	Others comprehensive income	Total Shareholders equity	Non Controlling interest	Total equity Consolidated
5.01	Opening balance	2,740,662	50,854	303,975	-	-	3,095,491	1,745	3,097,236
5.03	Opening adjusted balance	2,740,662	50,854	303,975	-	-	3,095,491	1,745	3,097,236
5.04	Capital transactions with shareholders	-	1,407	-	-	-	1,407	-8	1,399
5.04.03	Realization of granted options	-	1,407	-	-	-	1,407	-	1,407
5.04.08	Acquisition of participation in transaction with minority shareholders	-	-	-	-	-	-	-8	-8
5.05	Total of comprehensive income (loss)	-	-	-	-53,227	-	-53,227	876	-52,351
5.05.01	Net income (loss) for the period	-	-	-	-53,227	-	-53,227	876	-52,351
5.07	Closing balance	2,740,662	52,261	303,975	-53,227	-	3,043,671	2,613	3,046,284

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FROM 01/01/2015 TO 03/31/2015 (in thousands of Brazilian reais)
CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings	Others comprehensive income	Total Shareholders equity	Non Controlling interest	Total equity Consolidated
5.01	Opening balance	2,740,662	-19,824	334,507	-	-	3,055,345	3,058	3,058,403
5.03	Opening adjusted balance	2,740,662	-19,824	334,507	-	-	3,055,345	3,058	3,058,403
5.04	Capital transactions with shareholders	-	54,170	-74,214	-	-	-20,044	931	-19,113
5.04.01	Capital increase	-	-	-	-	-	-	931	931
5.04.03	Realization of granted options	-	2,091	-	-	-	2,091	-	2,091
5.04.04	Repurchase of treasury shares	-	-22,135	-	-	-	-22,135	-	-22,135
5.04.08	Treasury shares canceled	-	74,214	-74,214	-	-	-	-	-
5.05	Total of comprehensive income (loss)	-	-	-	31,651	-	31,651	-50	31,601
5.05.01	Net income (loss) for the period	-	-	-	31,651	-	31,651	-50	31,601
5.07	Closing balance	2,740,662	34,346	260,293	31,651	-	3,066,952	3,939	3,070,891

CONSOLIDATED STATEMENT OF VALUE ADDED (in thousands of Brazilian Reais)
CODE	DESCRIPTION	YEAR TO DATE 01/01/2016 to 03/31/2016	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2015 to 03/31/2015
7.01	Revenues	436,544	569,359
7.01.01	Real estate development, sale and services	451,901	560,333
7.01.04	Allowance for doubtful accounts	-15,357	9,026
7.02	Inputs acquired from third parties	-337,232	-384,576
7.02.01	Cost of sales and/or services	-295,295	-340,199
7.02.02	Materials, energy, outsourced labor and other	-41,937	-44,377
7.03	Gross added value	99,312	184,783
7.04	Retentions	-12,698	-11,669
7.04.01	Depreciation and amortization	-12,698	-11,669
7.05	Net added value produced by the Company	86,614	173,114
7.06	Added value received on transfer	39,096	51,394
7.06.01	Equity pick-up	13,665	18,782
7.06.02	Financial income	25,431	32,612
7.07	Total added value to be distributed	125,710	224,508
7.08	Added value distribution	125,710	224,508
7.08.01	Personnel and payroll charges	56,193	50,376
7.08.02	Taxes and contributions	53,971	67,803
7.08.03	Compensation – Interest	68,773	74,678
7.08.04	Compensation – Company capital	-53,227	31,651

EARNINGS RELEASE 1Q16

FOR IMMEDIATE RELEASE - São Paulo, May 5, 2016 – Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), one of Brazil’s leading homebuilders, today reported financial results for the first quarter ended March 31, 2016.

GAFISA RELEASES
1Q16 RESULTS

MANAGEMENT COMMENTS AND HIGHLIGHTS

The first quarter of 2016 was characterized by continued economic deterioration and political uncertainty in Brazil. These market conditions came as a result of high interest rates and rising inflation and unemployment rates, which in turn, pressured the Brazilian real estate market. The Gafisa Group, due to its diversification in both the medium-high income and the low income segments, have been fairly resilient in this challenging period.

The Gafisa and Tenda segments each faced substantially different operating environments throughout the first quarter. The Gafisa segment was significantly impacted by the poor macroeconomic environment. It seeked to maintain a conservative launch strategy, while also focusing on operational and project-level improvements. The Tenda segment, conversely, benefited from greater resilience in the low-income market, and was able to consistently expand the scale of its business model.

In 1Q16, the Gafisa segment recorded a reduction in the volume of launches from the previous quarter and also faced an increased level of dissolutions, which impacted the results of the period. The segment launched one project in the first quarter in São Paulo, representing R$80.1 million in PSV, with sales starting in the last week of March.

The Gafisa segment’s operating performance reflected impacts from both a difficult macroeconomic environment and political instability. This was particularly notable in January and February. Gross pre-sales totaled R$237.1 million in the first quarter, with dissolutions reaching R$170.3 million, resulting in net pre-sales of R$66.8 million. The result was down 72.7% compared to the previous quarter, and decreased 62.8% compared to 1Q15.

EARNINGS RELEASE 1Q16

As a result of the market difficulties, Gafisa segment’s SoS was 3.3% in 1Q16, compared to 10.8% in the previous quarter and 8.0% in 1Q15. Gafisa segment’s SoS in the last twelve months reached 28.9%, compared to 27.9% in the same period last year. The volume of dissolutions in the Gafisa segment was higher than the last 12 month average, and a key driver of quarterly results. The increase came as a result of a high level of project deliveries in 4Q15, which accounted for R$1.0 billion in PSV, approximately 43.3% of total delivered PSV last year.

One of the main operating guidelines which the Company has emphasized since the start of 2015 is its focus on the sale of inventory units. As a result, 87.8% of net sales during the 1Q16 were related to inventory. However, given the higher volume of dissolutions related to projects launched before 2015, net sales of 2015 launches inventory represented 82.0% of total net sales of remaining units, mainly reflected in Gafisa segment’s capacity of generating revenues.

We ended 1Q16 with 24 projects under construction, all on schedule and within the delivery timeframe, reflecting our commitment to clients. In 1Q16, we delivered 2 projects accounting for 191 units, and representing R$104.8 million in PSV. The transfer volume reached R$110.0 million, showing our good level of operational controls and efficiency, which despite the current credit restrictions, still manages to partner with banks in the transfer process.

We expect the current market conditions to continue in the coming months, considering consumer confidence levels, decreases in household income and limited financing availability. It appears that the country will take some time to exit the current downturn, which ultimately delays our expectation for a recovery in the real estate market. In light of this, we may see a more restrictive liquidity environment, which may impact pricing levels, margins and sales volumes. We maintain a conservative approach moving into the rest of 2016 in regards to the placement of new products in the market. We are prioritizing those projects with more liquidity, in order to reach adequate sales and profitability levels.

Tenda’s 1Q16 results reflect a more comfortable scenario in the low-income market, with relevant launches and decreasing dissolutions, specially due to the transfer policy, which occurs immediately after the sale, as well as from the reduction in its legacy portfolio. The Tenda segment continues to concentrate on increasing the scale of its new business model.  The consolidation of Tenda’s new model is based on four strategic pillars – aluminum mold, contracted launches, sales in own stores, and the transfer of sales to financial institutions. Another competitive advantage of the Tenda segment is its concentration in the six main metropolitan areas of the country - São Paulo, Rio de Janeiro, Belo Horizonte, Porto Alegre, Salvador and Recife. These factors enabled Tenda to achieve excellent operating and financial results, with resumption of net income, which  reached R$4.8 million in 1Q16.

Compared to 1Q15, the Tenda segment recorded launches of R$228.5 million 1Q16, comprised of 9 new projects/phases in the states of São Paulo, Rio Grande do Sul, Minas Gerais, Bahia and Pernambuco. Launches represented 8.2% of the Tenda segment's total sales in the period, and the quarter's SoS reached 23.9%, up from the 23.3% recorded in 1Q15.

1Q16 gross sales reached R$312.7 million and dissolutions remained at a moderate R$46.2 million, resulting in net pre-sales of R$266.5 million, an increase of 12.2% sequentially and 9.4% higher year on year.

In 1Q16, the volume of dissolutions decreased by 17.9% year on year, and increased 15.9% sequentially, in line with a higher gross sales volume. Percentage of dissolutions over gross sales reached 14.8%.

Since 2013, when the new model operations started, Tenda has launched 60 projects, representing a total of R$2.2 billion in PSV. Of this total, Tenda has delivered R$845.1 million, comprised of 22 projects/
phases. Notably, all projects related to the first year of new model operations (2013) have been completed and delivered within the agreed time. In relation to the 2014 projects, only 3 of the 14 projects launched that year are still waiting delivery and are scheduled to be delivered within the next months. In 1Q16, the Tenda segment delivered 3 projects/phases corresponding to 464 units, and representing R$61.7 million in PSV.

In the coming quarters, Tenda will continue to focus on increasing its scale by growing  launches and implementing strategies designed to ensure a strong sales pace, guided by market behavior. The consistency of the segment’s results from new model projects reaffirms management’s confidence in the 2016 business plan.

EARNINGS RELEASE 1Q16

On a consolidated basis, launches totaled R$308.6 million in 1Q16, a decrease of 1.6% year over year and of 54.8% quarter over quarter. The Gafisa segment accounted for 26% of 1Q16 launches, while Tenda accounted for the remaining 74%. First quarter 2016 net pre-sales totaled R$333.3 million, a decrease of 21.3% year over year and a 30.9% sequential reduction. In the quarter, sales from launches represented 9.0% of total sales, while the sale of inventory units represented 91.0%. The Gafisa segment accounted for 20% of net pre-sales while the Tenda segment represented 80%. 1Q16 consolidated adjusted gross profit was R$110.2 million, at a margin of 27.2%.

In the current economic environment, the Company’s focus on greater stability in its cost and expense structure is paramount. Selling and administrative expenses were R$81.0 million in 1Q16, 14.2% lower compared to 4Q15, confirming the Company's efforts to respond to changes and movements in real estate market conditions, thus providing a cost structure more adequate to the current environment.

As a result of all this factors, Gafisa reported a consolidated net loss of R$53.2 million in 1Q16, compared to the R$31.6 million profit recorded in the previous year period.

At the end of the year, the Net Debt/
Shareholders Equity ratio reached 46.5%, the lowest level since 3Q14. Excluding project finance, the Net Debt/Shareholder Equity ratio was negative 14.6%.

One of the positive highlights in the quarter was the consolidated operating cash generation, which reached R$94.3 million, ending the quarter with net cash generation of R$28.3 million.

Our positive cash flow performance and the maintenance of a low level of leverage reinforces the Company's conservative approach to capital discipline, which remains a priority during this period of macroeconomic uncertainty in Brazil.

We will maintain this conservative approach throughout the year, seeking to balance the placement of new products on the market, prioritizing those projects with more liquidity in order to reach adequate sales and profitability levels. The Gafisa segment, through its consistent and balanced performance, is focused on improving the return on invested capital. The Tenda segment is ready to expand the volume of new projects, backed by the positive results achieved from the new model and the resilience of the low-income market. The Company continues to advance guided by capital discipline, its profitability goals, and value creation for shareholders.

Sandro Gamba                                                                                  Rodrigo Osmo

Chief Executive Officer – Gafisa                                                      Chief Executive Officer – Tenda

EARNINGS RELEASE 1Q16

MAIN CONSOLIDATED FIGURES

Table 1- Operating and Financial Highlights (R$ 000 and % Company)

	1Q16	4Q15	Q/Q(%)	1Q15	Y/Y(%)
Launches	308,648	682,905	-55%	313,581	-2%
Launches, Units	1,860	2,660	-30%	1,950	-5%
Net Pre-sales	333,339	482,648	-31%	423,344	-21%
Pre-sales, Units	2,137	2,256	-5%	1,908	12%
Pre-sales of Launches	30,116	321,502	-91%	59,716	-50%
Sales over supply (SoS)	10.6%	14.1%	-350 bps	12.8%	-220 bps
Delivered projects (PSV)	166,500	1,239,270	-87%	785,748	-79%
Delivered projects, Units	655	3,121	-79%	3,534	-81%
Net Revenue	405,534	559,246	-27%	519,501	-22%
Adjusted Gross Profit[1]	110,239	189,319	-42%	179,302	-39%
Adjusted Gross Margin[1]	27.2%	33.9%	-670 bps	34.5%	-730 bps
Adjusted EBITDA[2]	15,495	78,026	-80%	96,366	-84%
Adjusted EBITDA Margin[2]	3.8%	14.0%	-1,020 bps	18.5%	-1,470 bps
Net Income (Loss)	(53,227)	827	-	31,651	-
Backlog Revenues	708,871	764,024	-7%	930,601	-24%
Backlog Results[3]	275,030	310,127	-11%	367,567	-25%
Backlog Margin[3]	38.8%	40.6%	-180 bps	39.5%	-70 bps
Net Debt + Investor Obligations	1,415,038	1,443,377	-2%	1,535,215	-8%
Cash and cash equivalents	792,076	712,311	11%	1,116,168	-29%
Shareholders’ Equity	3,043,671	3,095,491	-2%	3,066,952	-1%
Shareholders’ Equity + Minority	3,046,284	3,097,236	-2%	3,070,891	-1%
Total Assets	6,779,953	6,760,332	0%	7,333,898	-8%
(Net Debt +Obligations) / (SE + Minority)	46.5%	46.6%	-10 bps	50.0%	-350 bps

1)         Adjusted by capitalized interestes.

2)         Adjusted by expenses with stock option plans (non-cash), minority. Consolidated EBITDA considers the equity income from Alphaville.

3)         Backlog results net of PIS/COFINS taxes (3.65%), and excluding the impact of PVA (Present Value Adjustement) method according to Law 11.638.

EARNINGS RELEASE 1Q16

FINANCIAL RESULTS

▪  1Q16 net revenue recognized by the “PoC” method was R$171.0 million in the Gafisa segment and
R$234.5 million in the Tenda segment. This resulted in consolidated revenue of R$405.5 million, a decrease of 21.9% year-on-year and a decrease of 27.5% from the previous quarter.

▪  Adjusted gross profit for 1Q16 was R$110.2 million, lower than than R$179.3 million recorded in 1Q15 and down from R$189.3 million in 4Q15. Adjusted gross margin reached 27.2%, compared to 34.5% in 1Q15 and 33.9% in the 4Q15. The Gafisa segment accounted for an adjusted gross profit of R$36.0 million, with an adjusted gross margin of 21.0%, while the Tenda segment accounted for an adjusted gross profit of R$74.2 million, with a margin of 31.7%.

▪  Consolidated Adjusted EBITDA was R$15.5 million in 1Q16, with an adjusted EBITDA margin of 3.8%. The Gafisa segment reported negative adjusted EBITDA of R$18.1 million, while the Tenda segment’s adjusted EBITDA was positive R$22.8 million. Please note that consolidated adjusted EBITDA includes Alphaville equity income, while the Gafisa segment’s adjusted EBITDA is net of this effect.

▪  The Company reported net loss of R$53.2 million in 1Q16, compared with net income of R$0.8 million in 4Q15 and the profit of R$31.6 milllion in 1Q15. The Gafisa segment reported a net loss of R$58.0 million, while the Tenda segment reported a profit of R$4.8 million.

▪  Operating cash generation totaled R$94.3 million in 1Q16. Net cash generated in the quarter was R$28.3 million.

.

OPERATING RESULTS

▪  Launches totaled R$308.6 million in 1Q16, comprising 10 projects in the states of São Paulo, Rio Grande do Sul, Minas Gerais, Bahia and Pernambuco, in line with the R$313.6 million launch volumes in 1Q15. The Gafisa segment accounted for 26% of the quarter’s launches, while the Tenda segment accounted for the remaining 74%.

▪  Net pre-sales totaled R$333.3 million, 21.3% lower than the R$423.3 million recorded in 1Q15 and 30.9% lower q-o-q. The Gafisa segment reached R$66.8 million and the Tenda segment reached R$266.5 million in 1Q16. Consolidated sales from launches in the quarter represented 9.0% of the total, while sales from inventory comprised the remaining 91.0%.

▪  Consolidated sales over supply (SoS) reached 10.6% in 1Q16 compared to 14.1% in 4Q15, and 12.8%
in 1Q15. On a trailing 12-month basis, Gafisa’s SoS was 28.9%, while Tenda’s SoS was 55.0%.

▪  Consolidated inventory at market value presented a reduction of 3.6% in 1Q16, and stood at R$2.8 billion. Gafisa’s inventory ended the quarter at R$2.0 billion, while Tenda’s inventory totaled R$849.1 million.

▪  Throughout the first quarter, the Company delivered 5 projects/phases, totaling 655 units, accounting for R$166.5 million in PSV.

EARNINGS RELEASE 1Q16

ANALYSIS OF RESULTS

Gafisa Segment

Sales Volume, Revenue Level and Profitability Impacted by the
Higher Volume of Dissolutions and Challenging Market Environment

Table 2 – Gafisa Segment – Operating and Financial Highlights (R$ 000 and % Gafisa)

	1Q16	4Q15	Q/Q(%)	1Q15	Y/Y(%)
Launches	80,104	380,270	-79%	75,227	6%
Net pre-sales	66,842	245,196	-73%	179,807	-63%
Net pre-sales of launches	8,187	129,227	-94%	14,436	-43%
Sales over Supply (SoS)	3.3%	10.8%	-750 bps	8.0%	-470 bps
Delivered projects (Units)	191	1,641	-88%	1,847	-90%
Net Revenue	170,982	352,424	-51%	340,058	-50%
Adjusted Gross Profit[1]	35,979	127,392	-72%	125,502	-71%
Adjusted Gross Margin[1]	21.0%	36.1%	-1,510 bps	36.9%	-1,590 bps
Adjusted EBITDA [2]	(18,140)	49,858	-	58,291	-
Adjusted EBITDA Margin [2]	-10.6%	14.1%	-2,470 bps	17.1%	-2,770 bps
Net Income (Loss)	(58,021)	13,818	-	20,205	-
Backlog Revenues	427,365	497,561	-14%	742,154	-42%
Backlog Results[3]	159,970	192,355	-17%	294,093	-46%
Backlog Margin³	37.4%	38.7%	-130 bps	39.6%	-220 bps

1)         Adjusted by capitalized interestes.

2)         Adjuested by expensives with stock option plans (non-cash), minority. Consolidated EBITDA considers the equity income from Alphaville.

3)         Backlog results net of PIS/COFINS taxes (3.65%), and excluding the impact of PVA (Present Value Adjustement) method according to Law 11.638.

The 1Q16 results were marked by a lower volume of net sales, resulting from the high volume of dissolutions related to uncertainty in the political and economic environment. Despite the higher share of projects launched before 2015 in the gross sales mix (74.7% of gross sales), the high volume of dissolutions in these projects (97.8% of dissolutions in the quarter) resulted in a concentration in net sales of inventory from more recent projects. Thus, revenues in the quarter were impacted not only by the lower volume of net sales, but also by the concentration of net sales in projects with slower evolution of work progress. These factors impacted the segment's profitability in the first quarter.

Gross margin in 1Q16 was mainly impacted by the following factors:

 (i)     R$25.3 million net effect, due to the volume of dissolutions higher than average, mainly those related to corporate projects - 25.2% of total dissolved PSV during the period. Commercial units have a direct financing model, whose balance is adjusted only after the delivery (IGMP + 12.0% p.y. interest). Due to this adjustment, the reversed revenue is higher, generating a stronger impact when cost and revenue are reversed;

 (ii)    R$6,6 million, related to the increase in provisions for doubtful accounts and dissolutions for customers who present significant evidence regarding the risk of dissolution of their contracts;

EARNINGS RELEASE 1Q16

 (iii)   R$6,9 million, related to other effects, such as a difference in the pricing seen in the resale of dissolved units, especially in the case of corporate projects, in order to reach the liquidity needed in the current market conditions.

Thus, the Gafisa segment ended the 1Q16 with gross margin of 2.0%; excluding the abovementioned effects, the gross margin of the Gafisa segment would have reached 20.0%, more adherent to the 23.9% margin recorded in 4Q15. In turn, adjusted gross margin was 21.0% in 1Q16, or 35.5% excluding the effects above.

In this quarter, we highlight the efforts of the Gafisa segment in maintaining a level of SG&A expenses more aligned to the current level of our business cycle and the challenges and outlook for the Gafisa segment market, with a slight increase in the annual comparison even considering a 9.4% inflation (IPCA) measured in the period.

Net Income

Net income for the period was a loss of R$58.0 million compared to a profit of R$13.8 million in 4Q15 and of R$20.2 million in the 1Q15. As we previously stated, this was due to the  higher volume of dissolutions in the period, mainly related to projects launched before 2015, reflecting on the volume and on the mix of net sales in the period, with a consequent effect in revenue and profitability levels of the quarter. Excluding the R$10.9 million in equity income from Alphaville, the Gafisa segment had a net loss in 1Q16 of R$68.9 million, compared to the loss of R$12.9 million recorded in 4Q15 and a R$3.2 million profit in 1Q15.

Table 3 – Gafisa Segment – Net Income (R$ Million)

	1Q16	4Q15	1Q15
Adjusted Gross Profit	36.0	127.4	125.5
Adjusted Gross Margin	21.0%	36.1%	36.9%
Net Income	(58.0)	13.8	20.2
Equity Income from Alphaville	10.9	26.7	17.0
Net Profit Ex- Alphaville	(68.9)	(12.9)	3.2

EARNINGS RELEASE 1Q16

Tenda Segment

Maintenance of Operational and Financial Profitability Supported
by the Performance of the New Model

Table 4 – Tenda Segment – Operating and Financial Highlights (R$ 000 and % Tenda)

	1Q16	4Q15	Q/Q(%)	1Q15	Y/Y(%)
Launches	228,544	302,635	-24%	238,354	-4%
Net pre-sales	266,497	237,452	12%	243,537	9%
Net pre-sales of Launches	21,930	192,275	-89%	45,280	-52%
Sales over Supply ( SoS)	23.9%	20.9%	300 bps	23.3%	60 bps
Delivered projects ( Units)	464	1,480	-69%	1,687	-72%
Net Revenue	234,552	206,822	13%	179,443	31%
Adjusted Gross Profit[1]	74,260	61,927	20%	53,800	38%
Adjusted Gross Margin[1]	31.7%	29.9%	180 bps	30.0%	170 bps
Adjusted EBITDA[2]	22,755	1,464	1,454%	21,114	8%
Adjusted EBITDA Margin[2]	9.7%	0.7%	900 bps	11.8%	-210 bps
Net Income ( Loss)	4,794	(12,991)	-	11,446	-58%
Backlog Revenues	281,506	266,463	6%	188,447	49%
Backlog Results[3]	115,060	117,772	-2%	73,474	57%
Backlog Margin³	40.9%	44.2%	-330 bps	39.0%	190 bps

1)   Adjusted by capitalized interestes.

2)   Adjuested by expensives with stock option plans (non-cash), minority. Consolidated EBITDA considers the equity income from Alphaville.

3)   Backlog results net of PIS/COFINS taxes, and excluding the impact of PVA (Present Value Adjustement) method according to Law 11.638.

The Tenda segment posted another profitable quarter in 1Q16, after the effects of the non-recurring items recorded at the end of 2015.

In this period, the Tenda segment maintained efficient operating performance, supported by positive sales performance. This resulted in an improved adjusted gross margin for Tenda, which reached 31.7% in the period, slightly higher than the previous quarters.

Adjusted EBITDA totaled R$22.8 million, with adjusted EBITDA margin reaching 9.7% in 1Q16, higher y-o-y, which was impacted by the non-recurring items recorded in 4Q15, and slightly lower than the 1Q15 margin, which in turn benefited from the reversal of provision for bonus of R$5.6 million.

Net Income

The Tenda segment achieved net income of R$4.8 million in 1Q16, a reversal from the net loss of R$13.0 million recorded in 4Q15, which was impacted by the non-recurring items recorded. This was a decrease from the net income of R$11.4 million of 1Q15, which benefited from the reversal of R$5.6 million provision related to bonus provisioning.

EARNINGS RELEASE 1Q16

Table 5 –Tenda Segment – Net Income (R$ Million)

	1Q16	4Q15	1Q15
Adjusted Gross Profit	74.3	61.9	53.8
Adjusted Gross Margin	31.7%	29.9%	30.0%
Net Income	4.8	(13.0)	11.4

RECENT EVENTS

ALLOCATION OF THE 2015 FISCAL YEAR RESULTS

In accordance with Article 47, paragraph 2 (b) of the Bylaws, 25% of the balance of net income of the fiscal year will be allocated for the payment of the statutory dividend to all shareholders after the deductions provided for in the Bylaws and adjusted pursuant to article 202 of Brazilian Corporate Law.

Due to the R$74.4 million income calculated in the year ended on December 31, 2015, the Company's management proposed, at the Annual General Meeting held on April 25, 2016, the distribution of approximately R$17.7 million, about R$0.048 per share. This distribution will allow shareholders to gauge a dividend yield of approximately 2.0%, based on the 2015 closing price.

UPDATE SHARE BUYBACK PROGRAM

Reaffirming its commitment to generating shareholder value, on March 3, 2016, the Company approved the creation of the fourth share buyback program, up to a maximum of 8.2 million common shares which, when added to the 10.6 million shares currently held in treasury, correspond to 5% of the total common shares issued by the Company. The goal of the Program is to efficiently use the Company’s available funds, aiming at medium and long-term profitability. A portion of the shares to be acquired will be allocated for the exercise of the options and/or shares to be granted in the Stock Option Plan, as approved at the Company’s Extraordinary General Meeting.

The Company also reaffirms its commitment to capital discipline. The execution of the program is conditioned to the maintenance of Gafisa’s Consolidated Net Debt to Equity ratio in a level equal or lower than 60%. The Company’s Executive Officers are authorized to determine the opportunities in which operations will be performed, as well as the amount of shares to be effectively traded.

EARNINGS RELEASE 1Q16

GAFISA SEGMENT

Focuses on residential developments within the upper, upper-middle, and middle-income segments, with average unit prices above R$250,000. 00.

Operating Results | Launches and Pre-Sales

First quarter launches totaled R$80.1 million and consisted of 1 project/phase in São Paulo, which started sales in the last week of March. The sales speed of this launch reached 10.2%.

.

                                                                                                                                                                                                 Launches (R$ million)

First quarter gross pre-sales in the Gafisa segment totaled R$237.1 million. Dissolutions in 1Q16 were R$170.3 million, yielding total net pre-sales of R$66.8 million, down 72.7% q-o-q and down 62.8% y-o-y.

It is worth noting that in 1Q16 operating performance was impacted quite heavily, especially in January and February due to the continued deterioration of the macroeconomic environment and the troubled political scenario, also taking into account seasonal characteristics. Results in March reached R$101.1 million in net pre-sales, closer to last year’s result, signaling an improvement when compared to the first two months of the year.

As seen in 2015, and one of the main current operational guidelines for the year, the Company continues to focus its efforts on the sale of remaining units. As a result, 96.5% of gross sales for the period were related to units in inventory. However, due to the higher volume of dissolutions of projects launched before 2015, which accounted for 97.8% of total volume, the breakdown of net sales of inventory in the quarter ended up concentrated in units launched in 2015, which accounted for 82.0% of total net sales of remaining units and for 72.0% of total net sales in the period.

EARNINGS RELEASE 1Q16

Table 6 – Gafisa Segment – Launches and Pre-sales (R$ 000)

	1Q16	4Q15	Q/Q(%)	1Q15	Y/Y(%)
Launches	80,104	380,270	-79%	75,227	6%
Pre- Sales	66,842	245,196	-73%	179,807	-63%

Sales over Supply (SoS)

The Gafisa segment’s SoS of the last twelve months reached 28.9% compared to 27.9% in the same period last year. In the 1Q16, SoS was 3.3%, compared to 10.8% in the previous quarter and to 8.0% in 1Q15.

Dissolutions

The weak economic conditions observed in 2016 have directly impacted consumer confidence and, accordingly, the level of dissolutions. Due to the challenging operating environment, the level of dissolutions in the Gafisa segment reached R$170.3 million in 4Q15, an increase compared to R$125.3 million in 4Q15 and R$124.8 million in 1Q15. Notably, the level of dissolutions was higher than the LTM average, especially due to the strong volume of projects delivered in 4Q15, totaling R$1.0 billion in PSV, approximately 43% of the total PSV delivered in the FY2015.

Over the last three years, the Company has been working on initiatives to strengthen the credit review component of its sale process. In doing so, the Company intends to reduce the level of dissolutions throughout the construction and delivery cycle. However, given the current uncertainties in the economic environment and its effects on the real estate market, it has not been possible to reduce the volume of dissolutions in a more effective manner.

Notably, a comprehensive approach in the credit review process at the time of sale has generated a more efficient process of transferring Gafisa customers to financial institutions, even amid a unfavorable economic environment. As an example of the efficiency achieved in this process, of all customers who asked for transfers in 1Q16, only 3.5% have been rejected in the bank’s credit analysis, i.e. out of the 318 units asking for transfers, only 11 were not accepted.

In recent quarters the Gafisa segment has been able to reduce the level of dissolutions by enabling customers facing financial pressure to swap their units for those that better match their financial position. This exchange process reflects the flexibility of Gafisa’s product portfolio.

In the quarter, 257 Gafisa units were cancelled and 116 units, representing R$61.9 million, were already resold within the period.

EARNINGS RELEASE 1Q16

Inventory

Gafisa is maintaining its focus on inventory reduction initiatives. Projects launched prior to the end of 2015 represented 87.8% of net sales in the period. The market value of the Gafisa segment’s inventory presented a decreased by 2.7% q-o-q, and of 4.6% y.o.y, totaling R$2.0 billion. The reduction reflects current market conditions and the effect of the sales income in the period, as well as pricing adjustments on several legacy projects. Finished units outside of core markets accounted for R$56.3 million, or 2.8% of total inventory.

Table 7 – Gafisa Segment – Inventory at Market Value (R$ 000)

	Inventories BoP 4Q15	Launches	Dissolutions	Gross Sales	Adjustments¹	Inventories EoP 1Q15	Q/Q (%)
São Paulo	1,460,326	80,104	147,120	(207,729)	(46,863)	1,432,958	-2%
Rio de Janeiro	496,231	-	22,201	(20,832)	(11,978)	485,622	-2%
Other Markets	72,697	-	954	(8,556)	(8,749)	56,346	-22%
Total	2,029,254	80,104	170,275	(237,117)	(67,590)	1,974,926	-3%

¹ The Period Adjustment reflect the updates related to the project scope, release date and pricing update in the period.

During the same period, finished units represented R$430.1million, or 21.8% of total inventory. Inventory from projects launched outside core markets, which is comprised exclusively of finished units, represented R$56.3 million, a decrease of 51.0% when compared to the R$115.0 million recorded last year and down 22.5% from 4Q15. The Company estimates that through the beginning of 2017, it will have monetized a large portion of its inventory in non-core markets, based on the sales rate observed in these markets over the past few quarters.

In regards to Gafisa’s inventory, approximately 45%, or R$890.6 million, is concentrated in projects to be delivered from 1Q17 on, not representing an immediate increase in the segment’s volume of inventory of finished units.

Table 8 – Gafisa Segment – Inventory at Market Value- Construction Status (R$ 000)

	Not Initiated	Up to 30% built	30% a 70% built	More than 70% built	Finished Units	Total 1Q16
São Paulo	73,948	-	729,798	511,500	117,712	1,432,958
Rio de Janeiro	-	4,700	89,295	135,603	256,024	485,622
Outros Mercados	-	-	-	-	56,346	56,346
Total	73,948	4,700	819,093	647,103	430,082	1,974,926

Inventory at market value includes projects in partnership. This indicator is not comparable to the accounting inventory, due to the implementation of new accounting practices on behalf of CPCs 18, 19 and 36.

EARNINGS RELEASE 1Q16

Inventory Delivery Schedule

Landbank

The Gafisa segment landbank, with a PSV of R$5.7 billion, is comprised of 26 potential projects/ phases, amounting to nearly 11.5 units. 71% of potential projects/phases are located in São Paulo and 29% in Rio de Janeiro. The largest portion of land acquired through swap agreements is in Rio de Janeiro, impacting the total percentage of land acquired, totaling 59.3%.

Table 9 – Gafisa Segment - Landbank (R$ 000)

	PSV (% Gafisa)	% Swap Total	% Swap Units	% Swap Financial	Potential Units (% Gafisa)	Potential Units (100%)
São Paulo	4,048,411	50%	50%	0%	8,388	9,218
Rio de Janeiro	1,661,840	75%	75%	0%	2,271	2,271
Total	5,710,251	59%	59%	0%	10,659	11,489

¹ The swap percentage is measured compared to historical cost of land acquisition.

² Potential units are net of swaps and refer to the Gafisa’s and/or its partners’ stake in the project.

Table 10 - Gafisa Segment - Changes in the Landbank (4Q15 x 1Q16 - R$ 000)

	Inicial Landbank	Land Acquisition	Launches	Dissolutions	Adjustments	Final Landbank
São Paulo	4,286,656	-	(80,104)	-	(158,141)	4,048,411
Rio de Janeiro	1,666,187	-	-	-	(4,347)	1,661,840
Total	5,952,843	-	(80,104)	-	(162,488)	5,710,251

In 1Q16, the Company did not acquire new land plots.

The quarterly adjustments reflect updates related to project scope, expected launch date and other adjustments to the landbank during the period.

Gafisa Sales

During the quarter, Gafisa Vendas, the Company’s independent sales unit, with operations in São Paulo and Rio de Janeiro, accounted for 63% of gross sales.

Gafisa Vendas currently has a team of 600 highly trained, dedicated consultants, in addition to an online sales force.

EARNINGS RELEASE 1Q16

Gafisa Segments Delivered Projects

During 1Q16, 2 projects/phases totaling 191 units were delivered, accounting for R$104.8 million in PSV. Currently, Gafisa has 24 projects under construction, all of which are on schedule according to the Company’s business plan.

Transfers

Over the past few years, the Company has been taking steps to improve the performance of its receivables/transfer process in an attempt to achieve higher rates of return on invested capital. Currently, the Company’s strategy is to transfer 90% of eligible units up to 90 days after the delivery of the project. In accordance with this policy, transfers totaled R$110.0 million in PSV in the first quarter.

Table 11 – Gafisa Segment – Delivered Projects

	1Q16	4Q15	Q/Q(%)	1Q15	Y/Y(%)
PSV Transferred ¹	110,023	241,800	-54%	198,014	-44%
Delivered Projects	2	8	-75%	9	-78%
Delivered Units	191	1,641	-88%	1,847	-90%
Delivered PSV²	104,842	1,027,824	-90%	569,459	-82%
1) PSV refers to potential sales value of the units transferred to financial institutions.
2) PSV = Potential sales value of delivered units.

EARNINGS RELEASE 1Q16

Financial Results

                                 Revenue

1Q16 net revenues for the Gafisa segment totaled R$171.0 million, a decrease of 51.5% q-o-q and a decrease of 49.7% y-o-y, as a direct effect of the lower sales volume in the period, due to the high volume of dissolutions, and also due to higher net sales concentrated in projects launched since 2015, which accounted for 82.0% of total net sales in 1Q16.

As previously explained, the 1Q16 results were marked by a lower volume of net sales, resulting from the high volume of dissolutions related to uncertainty in the political and economic environment. Despite the higher share of projects launched before 2015 in the gross sales mix (74.7% of gross sales), the high volume of dissolutions in these projects (97.8% of dissolutions in the quarter) resulted in a concentration in net sales of inventory from more recent projects. Thus, revenues in the quarter were impacted not only by the lower volume of net sales, but also by the concentration of net sales in projects with slower evolution of work progress. These factors impacted the segment's profitability in the first quarter.

In 1Q16, 98.6% of Gafisa segment revenues were derived from projects located in Rio de Janeiro and São Paulo, while 1.4% were derived from projects in non-core markets. The table below provides additional details.

Table 12 – Gafisa Segment – Revenue Recognition (R$ 000)

		1Q16				1Q15
Launches	Pre-Sales	% Sales	Revenue	% Revenue	Pre-Sales	% Sales	Revenue	% Revenue
2016	8,187	12%	-	0%	-	0%	-	0%
2015	48,099	72%	29,218	17%	14,436	8%	-	0%
2014	19,578	29%	70,682	41%	59,353	33%	41,343	12%
2013	27,252	41%	54,485	32%	27,125	15%	58,455	17%
≤ 2012	(36,274)	-54%	16,598	10%	78,893	44%	240,260	71%
Total	66,842	100%	170,982	100%	179,807	100%	340,058	100%
SP + RJ	59,240	89%	168,668	99%	163,980	91%	337,414	99%
Other Markets	7,602	11%	2,314	1%	15,827	9%	2,643	1%

Gross Profit & Margin

Gross profit for the Gafisa segment in 1Q16 was R$3.5 million, a decrease from R$84.2 million in 4Q15, and from R$98.1 million in the prior year period, due to the lower top line result in the period.

Gross margin in 1Q16 was mainly impacted by the following factors:

(i)      R$25.3 million net effect due to the volume of dissolutions higher than average, mainly those related to corporate projects - 25.2% of total dissolved PSV during the period. Commercial units have a direct financing model, whose balance is adjusted only after the delivery (IGMP + 12.0% p.y. interest). Due to this adjustment, the reversed revenue is higher, generating a stronger impact when cost and revenue are reversed;

(ii)     R$6.6 million related to the increase in provisions for doubtful accounts and dissolutions;

(iii)    R$6.9 million related to other effects, such as a difference in the pricing seen in the resale of dissolved units, especially in the case of corporate projects, in order to better reflect current market conditions.

EARNINGS RELEASE 1Q16

The Company constitutes provision for doubtful accounts and dissolutions for customers who present significant evidenc regarding the risk of dissolution of their contracts. In 1Q16, the additional impact related to the provision for doubtful accounts and dissolutions was R$6.6 million, in order to better reflect current market conditions.

Excluding financial impacts, the adjusted gross margin reached 21.0% in 1Q16 compared to 36.1% in the 4Q15 and 36.9% no 1Q15, impacted by the factors previously explained. Excluding these factors, adjusted gross margin ended 1Q16 at 35.5%.

The table below contains more details on the breakdown of Gafisa’s gross margin in 1Q16.

Table 13 - Gafisa Segment – Gross Margin (R$ 000)

	1Q16	4Q15	Q/Q (%)	1Q15	Y/Y(%)
Net Revenue	170,982	352,424	-51%	340,058	-50%
Gross Profit	3,456	84,191	-96%	98,147	-96%
Gross Margin	2.0%	23.9%	-2,190 bps	28.9%	-2,690 bps
(-) Financial Costs	32,523	43,201	-25%	27,355	19%
Adjusted Gross Profit	35,979	127,392	-72%	125,502	-71%
Adjusted Gross Margin	21.0%	36.1%	-1,510 bps	36.9%	-1,590 bps

Table 14 – Gafisa Segment – Gross Margin Composition (R$ 000)

	SP + RJ	Other Markets	1Q16
Net Revenue	168,372	2,610	170,982
Adjusted Gross Profit	35,053	926	35,979
Adjusted Gross Margin	20.8%	35.5%	21.0%

Selling, General and Administrative Expenses (SG&A)

SG&A expenses totaled R$43.7 million in the 1Q16, stable y-o-y and down 20.9% q-o-q, as a result of the smaller selling expense in the period.

Selling expenses decreased 56.3% compared to 4Q15 and up 18.8% from 1Q15, explained by the current Market environment and the consequent need for higher sales and marketing investments.

The segment’s general and administrative expenses reached R$27.0 million in 1Q16, a decrease of 6.5% compared to the previous year and an increase of 58.8% q-o-q. Explained by the partial reversal of provision for bonus, recorded in the last quarter, that had a net effect of R$9.0 million between the quarters. It is worth noting that despite the inflation of 9.4% recorded in the last 12 months, the Gafisa segment has managed to reduce its nominal volume of general and administrative expenses.

The better balance in SG&A expenses in the Gafisa segment reflects the Company's commitment to improve operational efficiency and achieve a level of costs and expenses that are appropriate for the current stage of the business cycle and economic outlook.

EARNINGS RELEASE 1Q16

Table 15 – Gafisa Segment – SG&A Expenses (R$ 000)

	1Q16	4Q15	Q/Q(%)	1Q15	Y/Y(%)
Selling Expenses	(16,746)	(38,338)	-56%	(14,092)	19%
G&A Expenses	(27,002)	(17,004)	59%	(28,885)	-7%
Total SG&A Expenses	(43,748)	(55,342)	-21%	(42,977)	2%
Launches	80,104	380,270	-79%	75,227	6%
Net Pre-sales	66,842	245,196	-73%	179,807	-63%
Net revenue	170,982	352,424	-51%	340,058	-50%

Other Operating Revenues/Expenses reached R$14.6 million in 1Q16, a decrease of 46.3% compared to 4Q15, and 48.9% compared to 1Q15.This y-o-y increase reflects the smaller levels of litigation expenses in the first quarter, due to the seasonal effect.

The Company continues to be proactive and to mitigate risks associated with potential contingencies. Among a few initiatives that have been implemented during the year, we highlight: (i) agreements policy; (ii) new remuneration model of attorney fees; (iii) legal committee for ongoing litigation monitoring.

The table below contains more details on the breakdown of this expense.

Table 16 – Gafisa Segment – Other Operating Revenues/Expenses (R$ 000)

	1Q16	4Q15	Q/Q(%)	1Q15	Y/Y(%)
Litigation expenses	(15,804)	(23,087)	-32%	(19,965)	-21%
Other	1,228	(4,042)	-	(8,556)	-
Total	(14,576)	(27,129)	-46%	(28,521)	-49%

  The strong volume of deliveries over the past three years, due to the delivery of delayed projects in discontinued markets, led to an increase in the level of contingencies. The Gafisa segment has since concentrated its operations only in the metropolitan regions of São Paulo and Rio de Janeiro. This new strategic geographical positioning, combined with improved internal processes, is expected to result in fewer future legal claims and a subsequent decrease in the amount of expenses related to contingencies in the following years.

Adjusted EBITDA

Adjusted EBITDA for the Gafisa segment totaled a negative result of R$18.1 million in 1Q16, below when compared to the positive Adjusted EBITDA of R$49.9 million in 4Q15 and R$58.3 million compared to the same period last year. The 1Q16 Adjusted EBITDA was impacted by the following factors: (i) lower revenue in the quarter due to the volume and sales mix; and (ii) decreased gross margin in the period. Note that adjusted EBITDA for the Gafisa segment does not include equity income from Alphaville.

The adjusted EBITDA margin, using the same criteria, reached -10.6% compared to 14.1% in 4Q15 and 17.1% in 1Q15.

EARNINGS RELEASE 1Q16

Table 17 – Gafisa Segment -  Adjusted EBITDA (R$ 000)

	1Q16	4Q15	Q/Q(%)	1Q15	Y/Y(%)
Net Profit (Loss)	(58,021)	13,818	-	20,205	-
(+) Financial Results	44	13,472	-100%	9,744	-100%
(+) Income Taxes	5,990	(1,827)	-	7,350	-19%
(+) Depreciation & Amortization	9,508	7,805	22%	8,279	15%
(+) Capitalized interests	32,523	43,201	-25%	27,355	19%
(+) Expense w stock Option Plan	1,891	1,966	-4%	2,090	-10%
(+) Minority Shareholders	805	(1,873)	-	228	253%
(-) Alphaville Effect Result	(10,880)	(26,704)	-59%	(16,960)	-36%
Adjusted EBITDA	(18,140)	49,858	-	58,291	-
Net Revenue	170,982	352,424	-51%	340,058	-50%
Adjusted EBITDA Margin	-10.6%	14.1%	-2,470 bps	17.1%	-2,770 bps

1) EBITDA is adjusted by expenses associated with stock option plans, as this is a non-cash expense.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method totaled R$160.0 million in 1Q16. The consolidated margin was 37.4% in the quarter, compared to 39.6% posted in last year’s first quarter.

Table 18 – Gafisa Segment – Backlog Results (REF) (R$ 000)

	1Q16	4Q15	Q/Q(%)	1Q15	Y/Y(%)
Backlog Revenues	427,365	497,561	-14%	742,154	-42%
Backlog Costs (units sold)	(267,395)	(305,206)	-12%	(448,061)	-40%
Backlog Results	159,970	192,355	-17%	294,093	-46%
Backlog Margin	37.4%	38.7%	-130 bps	39.6%	-220 bps

¹ Backlog results net of PIS/COFINS taxes (3.65%), and excluding the impact of PVA (Present Value Adjustement) method according to Law 11.638

18

EARNINGS RELEASE 1Q16

TENDA SEGMENT

Focuses on affordable residential developments, classified within the Range II of Minha Casa Minha Vida Program.

Operating Results | Launches and Sales

First quarter launches totaled R$228.5 million and included 9 projects/phases in the states of São Paulo, Rio Grande do Sul, Minas Gerais, Bahia and Pernambuco. The Tenda segment accounted for 74.0% of launches in the quarter.

During 1Q16, gross sales reached R$312.7 million and dissolutions were R$46.2 million, resulting in total net pre-sales of R$266.5 million, 12,2% higher than the last quarter and 9.4% higher y-o-y.

In the quarter, 91.8% of total net sales were remaining units.

EARNINGS RELEASE 1Q16

Table 19 – Tenda Segment – Launches and Pre-sales (R$ 000)

	1Q16	4Q15	Q/Q(%)	1Q15	Y/Y(%)
Launches	228,544	302,635	-24%	238,354	-4%
Pre- Sales	266,497	237,452	12%	243,537	9%

Sales Over Supply (SoS)

In 1Q16, sales velocity (sales over supply) was 23.9%, and on a trailing 12-month basis, Tenda’s SoS was 55.0%.

Below is a breakdown of Tenda’s SoS, which includes both legacy and New Model projects.

	1Q15	2Q15	3Q15	4Q15	1Q16
New Model	30.9%	35.2%	27.1%	24.9%	26.9%
Legacy	7.0%	12.0%	11.4%	5.2%	10.7%
Total	23.3%	28.2%	23.0%	20.9%	23.9%

Table 20. SoS Gross Revenue (Ex-Dissolutions)                                           Table 21. SoS Net Revenue

	1Q15	2Q15	3Q15	4Q15	1Q16
New Model	32.7%	37.4%	29.6%	27.4%	29.7%
Legacy	20.1%	24.3%	19.4%	13.3%	20.7%
Total	28.6%	33.4%	26.9%	24.4%	28.0%

Dissolutions

The level of dissolutions in the Tenda segment totaled R$46.2 million in 1Q16, a decrease of 17.9% compared to 1Q15 and an increase of 15.9% compared to 4Q15, in line with the higher volume of gross sales in this quarter.

Due to its transfer policy, which occurs immediately after the sale, and the reduction of the legacy portfolio, the Tenda segment continues to support a lower volume of dissolutions. The percentage of dissolutions over gross sales reached 14.8%, even with the significant participation of 55.7% of the old legacy projects in this quarter’s total volume of dissolutions.

EARNINGS RELEASE 1Q16

Table 22. PSV Dissolutions  Tenda Segment (R$ 000 and % of total gross sales)

	1Q15	% GS	2Q15	% GS	3Q15	% GS	4Q15	% GS	1Q16	% GS
New Model	12,594	4.2%	15,648	4.5%	19,576	6.8%	22,201	8.0%	20,490	6.6%
Legacy	43,737	14.6%	38,115	11.1%	22,447	7.8%	17,686	6.4%	25,736	8.2%
Total	56,332	18.8%	53,763	15.6%	42,023	14.6%	39,887	14.4%	46,226	14.8%

Tenda remained focused on the completion and delivery of legacy projects. In addition, the Company is dissolving contracts with ineligible clients, so as to sell the units to new, qualified customers.

In the quarter, 314 units were cancelled and returned to inventory, of which 180 units were already resold to qualified customers during the same period. The sale and transfer process plays an important role in the New Tenda Business Model. It is expected that within a period of up to 90 days, the effective sale and transfer process will be completed.

Tenda Segment Transfers

In the 1Q16, 2,037 units were transferred to financial institutions, representing R$266.8 million in net pre-sales.

Table 23 – Tenda Segment - PSV Transferred- Tenda (R$ 000)

	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16
New Model	49,776	69,563	59,736	67,621	114,939	199,423	194,719	165,691	236,120
Legacy	139,721	154,155	100,361	74,773	59,110	61,566	53,912	40,050	30,642
Total	189,497	223,717	160,097	142,393	174,049	260,989	248,631	205,741	266,762

1) PSV transferred refers to the conclusion of the transfer operation.
2) PSV = Potential sales volume of the units.

Tenda Segment Delivered Projects

During 1Q16, Tenda delivered 3 projects/phases and 464 units, accounting for a PSV of R$61.7 million.

Inventory

The market value of Tenda inventory was R$849.1 million at the end of the 1Q16, down 5.6% compared to R$899.8 million at the end of 4Q15. Inventory related to the legacy units for the Tenda segment totaled R$183.7 million or 21.6% of the total, down 18.8% versus 4Q15 and 41.1% as compared to 1Q15. During the quarter, inventory comprising units within the Minha Casa Minha Vida program totaled R$815.3 million, or 96.0% of total inventory, while units outside the program totaled R$33.8 million, a decrease of 66.0% q-o-q and of 80.6% y-o-y.

.

EARNINGS RELEASE 1Q16

Table 24 –Tenda Segment – Inventory at Market Value (R$ 000) – by Region

	Inventory EP 4Q15	Launches	Dissolutions	Pre- Sales	Price Adjustments + Others	Inventory EP 1Q16	% Q/Q
São Paulo	251,501	27,675	6,218	(92,297)	(1,772)	191,325	-24%
Rio Grande do Sul	76,811	40,236	2,935	(30,692)	(1,318)	87,972	15%
Rio de Janeiro	246,844	0	14,540	(78,606)	(9,203)	173,575	-30%
Bahia	133,795	56,008	7,962	(50,453)	7,180	154,492	15%
Pernambuco	68,351	38,152	410	(18,241)	3,212	91,884	34%
Minas Gerais	71,890	66,473	8,880	(33,273)	(2,513)	111,457	55%
Other	50,621	0	5,281	(9,162)	(8,363)	38,377	-24%
Total Tenda	899,813	228,544	46,226	(312,724)	(12,777)	849,082	-6%
MCMV	800,486	228,544	37,882	(296,691)	45,077	815,298	2%
Out of MCMV	99,327	0	8,344	(16,033)	(57,854)	33,784	-66%

1) The quarter adjustments reflect updates related to project scope, expected launch date and price adjustments during the period.

.

Table 25 – Tenda Segment – Inventory at Market Value (R$ 000) – Work Status

	Not Iniciated	Up to 30% built	30% to 70% built	More than 70% built	Finished Units¹	Total 1Q16
New Model – MCMV	134,207	300,366	176,343	39,238	15,220	665,374
Legacy – MCMV	-	-	57,264	-	92,660	149,924
Legacy – Out of MCMV	-	-	-	-	33,784	33,784
Total Tenda	134,207	300,366	233,607	39,238	141,664	849,082

1) Inventory at market value includes projects in partnership. This indicator is not comparable to the accounting inventory, due to the implementation of new accounting practices on behalf of CPC’s 18, 19 and 36.

Regarding legacy projects, the Tenda segment is still awaiting legal approval for a suspended project with a total PSV of R$57.3 million to move forward with construction.

Tenda Segment Landbank

The Tenda segment landbank, with a PSV of approximately R$4.6 billion, is comprised of 126 different projects/phases. Out of these projects/phases 24% are located in São Paulo, 13% in Rio Grande do Sul, 22% in Rio de Janeiro, 5% in Minas Gerais, 25% in Bahia, and 10% in Pernambuco. In total these projects/phases reflect more than 33,000 units.

Table 26 – Tenda Segment - Landbank (R$ 000)

	PSV (% Tenda)	% Swap Total	% Swap Units	% Swap Financial	Potential Units (% Tenda)	Potential Units (100%)
São Paulo	1,090,401	0%	0%	0%	7,021	7,021
Rio Grande do Sul	623,399	18%	5%	13%	4,596	4,620
Rio de Janeiro	1,034,112	19%	19%	0%	7,325	7,429
Bahia	1,177,331	8%	8%	0%	9,350	9,392
Pernambuco	458,291	23%	10%	13%	3,655	3,680
Minas Gerais	250,906	38%	38%	0%	1,695	1,740
Total	4,634,440	13%	9%	4%	33,642	33,882

¹ Swap percentage over the historical cost of land acquisition.

² Potential Units are net of swaps and refer to Tenda’s and/or its partners’stake in the projects.

EARNINGS RELEASE 1Q16

Table 27 –Tenda Segment – Changes in the Landbank (4Q15 x 1Q16 - R$ 000)

	Initial Landbank	Land Acquisition	Launches	Adjustments	Final Landbank
São Paulo	1,088,294	138,376	(27,675)	(108,594)	1,090,401
Rio Grande do Sul	653,968	0	(40,236)	9,667	623,399
Rio de Janeiro	1,043,191	0	0	(9,079)	1,034,112
Bahia	1,209,478	72,877	(56,008)	(49,016)	1,177,331
Pernambuco	481,380	0	(38,152)	15,063	458,291
Minas Gerais	256,628	64,800	(66,473)	(4,049)	250,906
Total	4,732,938	276,053	(228,544)	(146,008)	4,634,440

In 1Q16, the Tenda segment acquired new land plots with a potential PSV of R$276.0 million. In the first quarter, 8 land plots were acquired, representing an acquisition cost of R$24.9 million, 100% to be paid in cash, with cash disbursement to occur over the next few quarters.

New Model Update and Turnaround

Tenda is in keeping with expanding it launches volume under its New Business Model, which is based on three pillars: operational efficiency, risk management, and capital discipline.

Currently, the Company continues to operate in six macro regions: São Paulo, Rio de Janeiro, Belo Horizonte, Porto Alegre, Salvador and Recife. Tenda has a total of 60 projects/phases and a launched PSV of R$2,244.7 million since 2013. Below is a brief description of the average performance of these projects, per region.

Notably, the Tenda segment has delivered 22 projects/phases, totaling 6,147 units and R$845.1 million in PSV, all of them attaining the performance and profitability drivers established for the New Model.

Table 28. Tenda – New Model Monitoring 2013 - 2016

	SP	RJ	BA	PE	MG	RS	2013
Number of Projects	4	1	2	-	-	-	7
Units launched	1,380	300	779	-	-	-	2,459
Total PSV (R$ 000)	189.7	40.4	83.9	-	-	-	314
Units Sold	1,378	293	774	-	-	-	2,445
% Sold	100%	98%	99%	-	-	-	99%
SoS Avg (Month)	11%	6%	5%	-	-	-	9%
Transfers	1,378	267	761	-	-	-	2,406
% Transferred (Sales)	100%	89%	98%	-	-	-	98%
Work Progress	100%	100%	100%	-	-	-	100%

	SP	RJ	BA	PE	MG	RS	2014
Number of Projects	4	4	4	1	1	-	14
Units launched	720	1,511	1,220	432	432	-	4,315
Total PSV (R$ 000)	117.8	224.8	151.5	58.8	60.4	-	613
Units Sold	720	1,418	1,193	427	428	-	4,186
% Sold	100%	94%	98%	99%	99%	-	97%
SoS Avg (Month)	13%	6%	7%	7%	4%	-	7%
Transfers	700	1,185	1,134	406	373	-	3,798
% Transferred (Sales)	98%	80%	95%	94%	86%	-	88%
Work Progress	100%	95%	97%	100%	76%	-	95%

EARNINGS RELEASE 1Q16

	SP	RJ	BA	PE	MG	RS	2015
Number of Projects	10	7	5	3	2	3	30
Units launched	2,180	1,751	1,584	944	372	880	7,711
Total PSV (R$ 000)	338.2	252.6	198.5	122.3	53.2	123.6	1,088
Units Sold	1,720	780	905	551	290	691	4,937
% Sold	79%	45%	57%	58%	78%	79%	64%
SoS Avg (Month)	15%	6%	8%	6%	12%	13%	10%
Transfers	1,505	546	747	431	181	497	3,907
% Transferred (Sales)	72%	32%	51%	46%	48%	56%	51%
Work Progress	56%	32%	44%	46%	40%	41%	44%

	SP	RJ	BA	PE	MG	RS	2016
Number of Projects	1	-	2	1	3	2	9
Units launched	180	-	440	304	520	280	1,724
Total PSV (R$ 000)	27.7	-	56.0	38.2	66.5	40.2	229
Units Sold	44	-	57	34	10	8	153
% Sold	24%	-	13%	11%	2%	3%	9%
SoS Avg (Month)	12%	-	13%	4%	13%	1%	9%
Transfers	17	-	32	9	-	-	58
% Transferred (Sales)	9%	-	7%	3%	-	-	3%
Work Progress	1%	-	4%	0%	-	7%	2%

EARNINGS RELEASE 1Q16

Financial Result

Revenues

Tenda’s 1Q16 net revenues totaled R$234.6 million, an increase of 30.7% compared with 1Q15, reflecting an increased volume of net sales as a result of lower levels of dissolutions compared to previous years. As shown in the table below, revenues from new projects accounted for 90.1% of Tenda’s revenues in 1Q16, while revenues from legacy projects accounted for the remaining 9.9%.

Table 29. Tenda - Pre-Sales and Recognized Revenues (R$ 000)

		1Q16			1Q15
Launches	Pre-Sales	% Sales	Revenue	% Revenue	Pre- Sales	% Sales	Revenues	% Revenues
2016	21,930	8%	4,130	2%	-	0%	-	0%
2015	205,603	77%	175,411	75%	45,280	19%	7,864	5%
2014	17,637	7%	32,146	14%	167,696	69%	91,592	51%
2013	(662)	0%	(293)	0%	7,033	3%	29,471	16%
≤ 2012	21,989	8%	23,159	10%	23,528	10%	50,516	28%
Total	266,497	100%	234,552	100%	243,537	100%	179,443	100%
New Model	244,508	92%	211,393	90%	220,009	90%	128,927	72%
Legacy	21,989	8%	23,159	10%	23,528	10%	50,516	28%

Gross Profit and Margin

1Q16 gross profit totaled R$68.7 million, up significantly from R$51.1 million in 1Q15, and R$58.7 million in the 4Q15. Gross margin for the quarter reached 29.3%, compared to 28.5% in 1Q15 and 28.4% in 4Q15.

The maintenance of higher gross margins is due to the increased contribution of more profitable projects launched under the new model in Tenda’s revenue generation, as has been observed over the last few quarters.

Tenda’s adjusted gross margin ended 1Q16 at 31.7%, above the 30.0% recorded in the previous year period, and 29.9% when compared with 4Q15.

The table below shows Tenda’s gross margin breakdown in 1Q16.

Table 30. Tenda – Gross Margin (R$ 000)

	1Q16	4Q15	Q/Q (%)	1Q15	Y/Y (%)
Net Revenue	234,552	206,822	13%	179,443	31%
Gross Profit	68,745	58,660	17%	51,053	35%
Gross Margin	29.3%	28.4%	90 bps	28.5%	80 bps
(-) Financial Costs	5,515	3,267	69%	2,747	101%
Adjusted Gross Profit	74,260	61,927	20%	53,800	38%
Adjusted Gross Margin	31.7%	29.9%	180 bps	30.0%	170 bps

EARNINGS RELEASE 1Q16

Selling, General and Administrative Expenses (SG&A)

During 1Q16, selling, general and administrative expenses totaled R$37.3 million, a 4.6% decrease compared to 4Q15, and an increase of 34.1% compared to R$27.8 million in 1Q15.

Selling expenses totaled R$18.3 million in 1Q16, in line with the last quarter, and a 40.3% increase y-o-y, due to the ongoing expansion in launch volumes and increased gross sales in the Tenda segment in the last quarters.

In 1Q16, general and administrative expenses presented a decrease of 8.2% compared to 4Q15 and an increase of 28.7% in the annual comparision, explicado pela the reversal of expenses related to provision for bonus recorded in 1Q15.

Another step taken by the Tenda segment to improve a its operational and financial cycle since 2013 is a reduction in the cost structure to a level more compatible and balanceable with the current stage of the Company’s business model, in order to achieve better profitability.

Table 31. Tenda – SG&A Expenses (R$ 000)

	1Q16	4Q15	Q/Q(%)	1Q15	Y/Y (%)
Selling Expenses	(18,272)	(18,348)	0%	(13,021)	40%
General & Admin Expenses	(19,020)	(20,723)	-8%	(14,783)	29%
Total SG&A Expenses	(37,292)	(39,071)	-5%	(27,804)	34%
Launches	228,544	302,635	-24%	238,354	-4%
Net Pre-Sales	266,497	237,452	12%	243,537	9%
Net Revenue	234,552	206,822	13%	179,443	31%

The Other Operating Revenues/Expenses totaled an expense of R$15.2 million, a decrease of 25.3% vs. 4Q15, due to the absence of the non-recurring effects recorded last quarter.

Below, we present a breakdown of this expense.

Table 32 – Tenda Segment– Other Revenues/Operating Expenses (R$ 000)

	1Q16	4Q15	Q/Q(%)	1Q15	Y/Y (%)
Litigation Expenses	(7.084)	(8.356)	-15%	(6.105)	16%
Other	(8.133)	(12.003)	-32%	1.071	-859%
Total	(15.217)	(20.359)	-25%	(5.034)	202%

Over the past two years, the strong volume of deliveries related to delayed projects resulted in increased contingencies in the Tenda segment. The Company expects to see a reduction in the volume of such expenses over the coming years as a result of the delivery of the final legacy projects in 3Q15 and the full contribution of New Model projects which are demonstrating strong operational performance.

EARNINGS RELEASE 1Q16

Adjusted EBITDA

Adjusted EBITDA was R$22.8 million in 1Q16, compared to Adjusted EBITDA of R$1.5 million in 4Q15 and R$21.1 million in the last year.

The increased contribution of projects under the New Model in Tenda’s revenue mix and the related delivery of legacy projects since 2013, has resulted in improved gross margins in recent quarters. In addition to the improved performance, Tenda’s efficiencies in its cost structure have resulted in a significant increase in EBITDA in the Tenda segment during the period.

Table 33. Tenda – Adjusted EBITDA (R$ 000)

	1Q16	4Q15	Q/Q(%)	1Q15	Y/Y (%)
Net (Loss) Profit	4,794	(12,991)	-	11,446	-58%
(+) Financial results	1,897	(565)	-	(1,528)	-
(+) Income taxes	6,755	5,751	17%	4,810	40%
(+) Depreciation & Amortization	3,190	3,941	-19%	3,390	-6%
(+) Capitalized interests	5,515	3,267	69%	2,747	101%
(+) Expenses with stock Option Plan	533	533	0%	527	1%
(+) Minority Shareholders	71	1,528	-95%	(278)	-
Adjusted EBITDA	22,755	1,464	1454%	21,114	8%
Net Revenue	234,552	206,822	13%	179,443	31%
Adjusted EBITDA Margin	9.7%	0.7%	900 bps	11.8%	-210 bps

1) EBITDA is adjusted by expenses associated with stock option plans, as this is a non-cash expense.

2) Tenda does not hold equity interest in Alphaville. In 4Q13, the result of the sale of the participation in Alphaville, which was allocated to Tenda, was excluded.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method was R$115.1 million in 1Q16. The consolidated margin for the quarter was 40.9%.

Table 34. Tenda – Backlog Results (REF)  (R$ 000)

	1Q16	4Q15	Q/Q(%)	1Q15	Y/Y(%)
Backlog Revenues	281,506	266,463	6%	188,447	49%
Backlog Costs (units sold)	(166,446)	(148,691)	12%	(114,973)	45%
Backlog Results	115,060	117,772	-2%	73,474	57%
Backlog Margin	40.9%	44.2%	-330 bps	39.0%	190 bps

¹ Backlog results net of PIS/COFINS taxes and excluding the impact of PVA (Present Value Adjustement) method according to Law 11.638

EARNINGS RELEASE 1Q16

Balance Sheet and Consolidated Financial Results

Cash and Cash Equivalents

On March 31, 2016, cash and cash equivalents and securities totaled R$792.1 million, up 11.2% from December 31, 2015.

Accounts Receivable

At the end of 1Q16, total consolidated accounts receivable decreased 15.1% y-o-y to R$2.4 billion, and decreased by 6.4% compared to 4Q15.

The Gafisa and Tenda segments have approximately R$553.0 million in accounts receivable from finished units.

Table 35. Total Receivables (R$ 000)

	1Q16	4Q15	Q/Q(%)	1Q15	Y/Y(%)
Receivables from developments (off balance sheet)	725,499	792,968	-9%	965,855	-25%
Receivables from PoC- ST (on balance sheet)	1,328,042	1,395,273	-5%	1,476,007	-10%
Receivables from PoC- LT (on balance sheet)	374,614	407,091	-8%	417,746	-10%
Total	2,428,155	2,595,332	-6%	2,859,608	-15%

Notes: ST – Short term | LT- Long term | PoC – Percentage of Completion Method.

Receivables from developments: accounts receivable not yet recognized according to PoC and BRGAAP.

Receivables from PoC: accounts receivable already recognized according to PoC and BRGAAP.

Cash Generation

The Company’s operating cash generation reached R$94.3 million in 1Q16. The Gafisa segment contributed cash generation of R$41.0 million. This increase came as a result of the volume of delivered residential projects in the last quarter of the year. The volume of transferred/received units sold to financing agents reached R$110.0 million during the period. The Tenda segment generated R$53.3 million in cash, with R$235.1 million transferred in 1Q16.

While consolidated operating cash generation reached R$94.3 million, the Company ended 1Q16 with net operating cash generation of R$28.3 million.

Table 36. Cash Generation (R$ 000)

	4Q15*	1Q16
Availabilities	712,311	792,076
Change in Availabilities(1)		79,766
Total Debt + Investor Obligations	2,155,688	2,207,114
Change in Total Debt + Investor Obligations (2)		51,425
Cash Generation in the period (1) - (2)		28,340
Cash Generation Final		28,340

* The 4Q15 data refers only to the final balance of the period in order to help in the reconciliation of the balance changes in 2015.

EARNINGS RELEASE 1Q16

Liquidity

At the end of March 2016, the Company’s Net Debt/Equity ratio reached 46.5%, in line with 46.6% in the previous quarter. Excluding project finance, the Net Debt/Equity ratio was negative 14.6%.

The Company's consolidated gross debt reached R$2.2 billion at the end of 1Q16, in line with the last quarter, a decrease of 16.8% y-o-y. In the 1Q16, the Company amortized R$175.9 million in debt, of which R$146.5 million was project finance and R$29.4 million was corporate debt. A total of R$139.8 million, however, was disbursed, allowing for a net amortization of R$36.1 million.

Table 37. Debt and Investor Obligations

	1Q16	4Q15	Q/Q (%)	1Q15	Y/Y (%)
Debentures - FGTS (A)	672,793	654,445	3%	914,209	-26%
Debentures – Working Capital (B)	186,295	203,513	-8%	356,359	-48%
Project Financing SFH – (C)	1,187,049	1,161,707	2%	1,103,283	8%
Working Capital (D)	154,495	131,128	18%	264,102	-42%
Total (A)+(B)+(C)+(D) = (E)	2,200,632	2,150,793	2%	2,637,953	-17%
Investor Obligations (F)	6,482	4,895	32%	13,430	-52%
Total Debt (E)+(F) = (G)	2,207,114	2,155,688	2%	2,651,383	-17%
Cash and Availabilities (H)	792,076	712,311	11%	1,116,168	-29%
Net Debt (G)-(H) = (I)	1,415,038	1,443,377	-2%	1,535,215	-8%
Equity + Minority Shareholders (J)	3,046,284	3,097,236	-2%	3,070,891	-1%
(Net Debt) / (Equity) (I)/(J) = (K)	46.5%	46.6%	-10 bps	50.0%	-350 bps
(Net Debt – Proj Fin) / Equity (I)-((A)+(C))/(J) = (L)	-14.6%	-12.0%	-260 bps	-15.7%	110 bps

The Company ended 1Q16 with R$1.0 billion in total debt due maturing in the short term. It should be noted, however, that 86.5% of this volume relates to debt linked to the Company's projects. Currently, the average cost of consolidated debt is 14.12% p.y., or 99.94% of the CDI.

Table 38. Debt Maturity

(R$ 000l)	Average Cost (p.y.)	Total	Until Mar/17	Until Mar/18	Until Mar/19	Until Mar/20	After Mar/20
Debentures - FGTS (A)	TR + 9.02% - 10.19%	672,793	373,126	299,667	-	-	-
Debentures – Working Capital (B)	CDI + 1.90% - 1.95% / IPCA + 7.96% - 8.22%	186,295	26,618	60,866	78,154	20,657	-
Project Financing SFH (C)	TR + 8.37% - 11.56% / 120.0% - 129.0% CDI	1,187,049	521,926	448,949	172,313	29,160	14.701
Working Capital (D)	CDI + 3.95% / 117.9% CDI / INCC	154,495	107,582	44,248	2,116	549	-
Total (A)+(B)+(C)+(D) = (E)		2,200,632	1,029,252	853,730	252,583	50,366	14.701
Investor Obligations (F)	CDI + 0.59%	6,482	5,342	1,140	-	-	-
Total Debt (E)+(F) = (G)		2,207,114	1,034,594	854,870	252,583	50,366	14.701
% of Total Maturity per period			46.9%	38.7%	11.4%	2.3%	0.7%
Project debt maturing as % of total debt ((A)+ (C))/(G)			86.5%	87.6%	68.2%	57.9%	100.0%
Corporate debt maturing as % of total debt ((B)+(D)+(F))/(G)			13.5%	12.4%	31.8%	42.1%	0.0%
Ratio Corporate Debt / Mortgage		15.7%/ 84.3%

EARNINGS RELEASE 1Q16

Financial Result

Revenues

On a consolidated basis, net revenue in 1Q16 totaled R$405.5 million, down 27.5% compared to 4Q15 and down 21.9% from 1Q15. In the quarter, the Gafisa segment represented 42.2% of consolidated revenues, while Tenda accounted for the remaining 57.8%.

Gross Profit & Margin

Gross profit in 1Q16 was R$72.2 million, compared to R$142.9 million in 4Q15, and R$149.2 million in the prior year period. Such reduction is due to the lower level of revenues in the period. Gross margin for the quarter reached 17.8% compared to 25.5% in the 4Q15 and 28.7% in 1Q15.

Adjusted gross profit totaled R$110.2 million, with a margin of 27.2%, compared to 33.9% in the 4Q15 and 34.5% in the previous year.

Table 39. Gafisa Group– Gross Margin (R$ 000)

	1Q16	4Q15	Q/Q(%)	1Q15	Y/Y (%)
Net Revenue	405,534	559,246	-27%	519,501	-22%
Gross Profit	72,201	142,851	-49%	149,200	-52%
Gross Margin	17.8%	25.5%	-770 bps	28.7%	-1090 bps
( - ) Financial Costs	38,038	46,468	-18%	30,102	26%
Adjusted Gross Profit	110,239	189,319	-42%	179,302	-39%
Adjusted Gross Margin	27.2%	33.9%	-670 bps	34.5%	-730 bps

Selling, General and Administrative Expenses (SG&A)

SG&A expenses totaled R$81.0 million in 1Q16, up of 14.5% compared to 1Q15 and a decrease of 14.2%  q.o.q.

Table 40.Gafisa Group – SG&A Expenses (R$ 000)

	1Q16	4Q15	Q/Q %)	1Q15	Y/Y(%)
Selling Expenses	(35,018)	(56,686)	-38%	(27,113)	29%
G&A Expenses	(46,022)	(37,727)	22%	(43,668)	5%
Total SG&A Expenses	(81,040)	(94,413)	-14%	(70,781)	14%
Launches	308,648	682,905	-55%	313,581	-2%
Net Pre- Sales	333,339	482,648	-31%	423,344	-21%
Net Revenue	405,534	559,246	-27%	519,501	-22%

Given the decrease in the volume of legacy projects and current market conditions, the Company is seeking to streamline its cost and expense structure and SG&A. In the coming quarters, the Company is looking to improve productivity and increase the efficiency of its operational cycle.

The Other Operating Revenues/Expenses line totaled an expense of R$29,8 million, a decrease of 37.3% vs. 4Q15 and of 11.2% vs 1Q15.

The table below has more details on the breakdown of this expense.

EARNINGS RELEASE 1Q16

Table 41 –Gafisa Group – Other Operating Revenues/Expenses (R$ 000)

	1Q16	4Q15	Q/Q %)	1Q15	Y/Y(%)
Litigation expenses	(22,888)	(31,443)	-27%	(26,070)	-12%
Other	(6,905)	(16,045)	-57%	(7,485)	-8%
Total	(29,793)	(47,488)	-37%	(33,555)	-11%

Consolidated Adjusted EBITDA

Consolidated adjusted EBITDA, including Alphaville equity income, totaled R$15.5 million in 1Q16, down from R$96.4 million in the prior-year period e from the R$78.0 million in 4Q15. 1Q16 Consolidated adjusted EBITDA was especially impacted by the lower gross result of the Gafisa segment, as a result of the major difficulties in the upper-middle income market in face of the current economic and political environment. Consolidated adjusted EBITDA margin using the same criteria was 3.8%, compared with 18.5% margin reported in the last year and 14.0% in 1Q15.

Table 42. Gafisa Group – Consolidated Adjusted EBITDA (R$ 000)

	1Q16	4Q15	Q/Q %)	1Q15	Y/Y(%)
Net Profit (Loss)	(53,227)	827	-	31,651	-
(+) Financial results	1,941	12,907	-85%	8,216	-76%
(+) Income taxes	12,745	3,924	225%	12,160	5%
(+) Depreciation & Amortization	12,698	11,746	8%	11,669	9%
(+) Capitalized interests	38,038	46,468	-18%	30,102	26%
(+) Expenses with stock Option Plan	2,424	2,499	-3%	2,618	-7%
(+) Minority Shareholders	876	(345)	-	(50)	-
Adjusted EBITDA	15,495	78,026	-80%	96,366	-84%
Net Revenue	405,534	559,246	-27%	519,501	-22%
Adjusted EBITDA Margin	3.8%	14.0%	-1,020 bps	18.5%	-1,470 bps

1) We adjust our EBITDA for expenses associated with stock options plans, as it is a non-cash expense;

2) Consolidated EBITDA includes the effect of Alphaville equity income.

Depreciation and Amortization

Depreciation and amortization in the 1Q16 reached R$12.7 million, up 8.1% compared to 4Q15 and 8.8% compared to the R$11.7 million recorded in 1Q15. D&A is now in line with Company’s current level of operations.

Financial Results

1Q16 Net financial result was negative R$1.9 million, better than the negative result of R$8.2 million in 1Q15 and R$12.9 million in 4Q15. Financial revenues were down 22.0% y-o-y, totaling R$25.4 million, due to the lower balance of funds available in the period. Financial expenses reached R$27.4 million, compared to R$40.8 million in 1Q15, due to the lower amount of total debt, higher share of project-related debt compared to corporate debt, resulting in lower cost of funding, as well as the positive result of mark-to-market of swaps.

EARNINGS RELEASE 1Q16

Taxes

Income taxes, social contribution and deferred taxes for 1Q16 amounted to an expense of R$12.7 million, due to temporary differences in the period.

Net Income

The Company ended the 1Q16 with a net loss of R$53.2 million. Excluding the equity income from AUSA, the Company recorded a net loss of R$64.1 million, compared to a net loss of R$25.9 million in 4Q15 and net income of R$14.7 million in the same period last year.

Table 43 - Consolidated - Net Income - (R$ 000)

	1Q16	4Q15	Q/Q %)	1Q15	Y/Y(%)
Net Revenue	405,534	559,246	-27%	519,501	-22%
Gross Profit	72,201	142,851	-49%	149,200	-52%
Gross Margin	17.8%	25.5%	-770 bps	28.7%	-1,090 bps
Adjusted Gross Profit[1]	110,239	189,319	-42%	179,302	-39%
Adjusted Gross Margin[1]	27.2%	33.9%	-670 bps	34.5%	-730 bps
Adjusted EBITDA[2]	15,495	78,026	-80%	96,366	-84%
Adjusted EBITDA Margin	3.8%	14.0%	-1,020 bps	18.5%	-1,480 bps
Net Income (ex-AUSA equity income)	(53,227)	827	-	31,651	-
( - ) Alphaville Equity Income	10,880	26,704	-59%	16,960	-36%
Net income ( ex-AUSA equity income)	(64,107)	(25,877)	148%	14,691	-536%

1) Adjusted by capitalized interests.

2) EBITDA adjusted by expenses associated with stock option plans, as this is a non-cash expense.

3) Consolidated EBITDA includes the impact of Alphaville equity income.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method reached R$275.0 million in the 1Q16. The consolidated margin for the quarter was 38.8%.

Table 44.Gafisa Group – Backlog Results (REF) (R$ 000)

	1Q16	4Q15	Q/Q %)	1Q15	Y/Y(%)
Backlog Revenues	708,871	764,024	-7%	930,601	-24%
Backlog Costs( units sold)	(433,841)	(453,897)	-4%	(563,034)	-23%
Backlog Results	275,030	310,127	-11%	367,567	-25%
Backlog Margin	38.8%	40.6%	-180 bps	39.5%	-70 bps

¹ Backlog results net of PIS/COFINS taxes (3.65%), and excluding the impact of PVA (Present Value Adjustement) method according to Law 11.638

EARNINGS RELEASE 1Q16

Net Profit reaches R$36.0 million in 1Q16

São Paulo, May 5, 2016 – Alphaville Urbanismo SA releases its results for the 1st quarter of 2016.

Financial Results

In the first quarter of 2016, net revenues were R$234 million, 2.8% below the same period of 2015. Net income was R$36 million, 2.9% above 1Q15.

	1Q16	1Q15	∆
Net Revenue	234	240	-2,8%
Net Income	36	35	2,9%
Margin	16%	15%

For further information, please contact our Investor Relations team at ri@alphaville.com.br or +55 11 3038-7164

EARNINGS RELEASE 1Q16

Financial Statements Gafisa Segment

	1Q16	4Q15	Q/Q %)	1Q15	Y/Y(%)
Net Revenue	170,982	352,424	-51%	340,058	-50%
Operating Costs	(167,526)	(268,233)	-38%	(241,911)	-31%
Gross Profit	3,456	84,191	-96%	98,147	-96%
Gross Margin	2.0%	23.9%	-2,190 bps	28.9%	-2,690 bps
Operating Expenses	(54,638)	(60,601)	-10%	(60,620)	-10%
Selling Expenses	(16,746)	(38,338)	-56%	(14,092)	19%
General and Administrative Expenses	(27,002)	(17,004)	59%	(28,885)	-7%
Other Operating Revenue/Expenses	(14,576)	(27,129)	-46%	(28,521)	-49%
Depreciation and Amortization	(9,508)	(7,805)	22%	(8,279)	15%
Equity Income	13,194	29,675	-56%	19,157	-31%
Operational Result	(51,182)	23,590	-	37,527	-
Financial Income	16,622	17,076	-3%	19,277	-14%
Financial Expenses	(16,666)	(30,548)	-45%	(29,021)	-43%
Net Income Before taxes on Income	(51,226)	10,118	-	27,783	-
Deferred Taxes	964	8,011	-88%	(2,012)	-
Income Tax and Social Contribution	(6,954)	(6,184)	12%	(5,338)	30%
Net Income After Taxes on Income	(57,216)	11,945	-	20,433	-
Minority Shareholders	805	(1,873)	-	228	253%
Net Income	(58,021)	13,818	-	20,205	-

EARNINGS RELEASE 1Q16

Financial Statements Tenda Segment

	1Q16	4Q15	Q/Q %)	1Q15	Y/Y(%)
Net Revenue	234,552	206,822	13%	179,443	31%
Operating Costs	(165,807)	(148,162)	12%	(128,390)	29%
Gross Profit	68,745	58,660	17%	51,053	35%
Gross Margin	29.3%	28.4%	90 bps	28.5%	80 bps
Operating Expenses	(55,228)	(64,937)	-15%	(36,603)	51%
Selling Expenses	(18,272)	(18,348)	0%	(13,021)	40%
General and Administrative Expenses	(19,020)	(20,723)	-8%	(14,783)	29%
Other Operating Revenue/Expenses	(15,217)	(20,359)	-25%	(5,034)	202%
Depreciation and Amortization	(3,190)	(3,941)	-19%	(3,390)	-6%
Equity Income	471	(1,566)	-	(375)	-
Operational Result	13,517	(6,277)	-	14,450	-6%
Financial Income	8,809	7,051	25%	13,335	-34%
Financial Expenses	(10,706)	(6,486)	65%	(11,807)	-9%
Net Income Before taxes on Income	11,620	(5,712)	-	15,978	-27%
Deferred Taxes	(3,496)	(2,321)	51%	(3,288)	6%
Income Tax and Social Contribution	(3,259)	(3,430)	-5%	(1,522)	114%
Net Income After Taxes on Income	4,865	(11,463)	-	11,168	-56%
Minority Shareholders	71	1,528	-95%	(278)	-
Net Income	4,794	(12,991)	-	11,446	-58%

EARNINGS RELEASE 1Q16

Consolidated Financial Statements

	1Q16	4Q15	Q/Q %)	1Q15	Y/Y(%)
Net Revenue	405,534	559,246	-27%	519,501	-22%
Operating Costs	(333,333)	(416,395)	-20%	(370,301)	-10%
Gross Profit	72,201	142,851	-49%	149,200	-52%
Gross Margin	17.8%	25.5%	-770 bps	28.7%	-1,090 bps
Operating Expenses	(109,866)	(125,538)	-12%	(97,223)	13%
Selling Expenses	(35,018)	(56,686)	-38%	(27,113)	29%
General and Administrative Expenses	(46,022)	(37,727)	22%	(43,668)	5%
Other Operating Revenue/Expenses	(29,793)	(47,488)	-37%	(33,555)	-11%
Depreciation and Amortization	(12,698)	(11,746)	8%	(11,669)	9%
Equity Income	13,665	28,109	-51%	18,782	-27%
Operational Result	(37,665)	17,313	-	51,977	-
Financial Income	25,431	24,127	5%	32,612	-22%
Financial Expenses	(27,372)	(37,034)	-26%	(40,828)	-33%
Net Income Before taxes on Income	(39,606)	4,406	-	43,761	-
Deferred Taxes	(2,532)	5,690	-	(5,300)	-52%
Income Tax and Social Contribution	(10,213)	(9,614)	6%	(6,860)	49%
Net Income After Taxes on Income	(52,351)	482	-	31,601	-
Minority Shareholders	876	(345)	-	(50)	-
Net Income	(53,227)	827	-	31,651	-

EARNINGS RELEASE 1Q16

Balance Sheet Gafisa Segment

	1Q16	4Q15	Q/Q %)	1Q15	Y/Y(%)
Current Assets
Cash and cash equivalents	457,154	478,037	-4%	680,412	-33%
Receivables from clients	899,525	957,047	-6%	1,074,721	-16%
Properties for sale	1,444,672	1,389,893	4%	1,225,675	18%
Other accounts receivable	135,939	140,610	-3%	199,545	-32%
Deferred selling expenses	1,656	2,088	-21%	8,584	-81%
Land for sale	6,631	4,367	52%	6,074	9%
	2,945,577	2,972,042	-1%	3,195,011	-8%
Long-term Assets
Receivables from clients	328,097	365,902	-10%	384,928	-15%
Properties for sale	494,122	506,719	-2%	572,410	-14%
Other	175,099	161,683	8%	163,184	7%
	997,318	1,034,304	-4%	1,120,522	-11%
Intangible, Property and Equipment	53,671	57,926	-7%	59,949	-10%
Investments	1,979,277	1,962,153	1%	1,947,616	2%
Total Assets	5,975,843	6,026,425	-1%	6,323,098	-5%

Current Liabilities
Loans and financing	621,921	663,466	-6%	537,032	16%
Debentures	192,684	187,744	3%	329,876	-42%
Obligations for Purchase of Land and advances from customers	251,101	223,197	13%	274,886	-9%
Material and service suppliers	50,439	43,666	16%	81,459	-38%
Taxes and Contribution	59,331	61,716	-4%	65,117	-9%
Investor Obligations	5,342	5,016	6%	8,717	-39%
Other	397,516	385,623	3%	395,180	1%
	1,578,334	1,570,428	1%	1,692,267	-7%
Long-term liabilities
Loans and financings	633,699	582,916	9%	796,607	-20%
Debentures	459,344	468,337	-2%	541,712	-15%
Obligations for Purchase of Land and advances from customers	93,572	146,102	-36%	61,234	53%
Deferred taxes	10,085	11,444	-12%	27,560	-63%
Provision for contigencies	81,542	81,542	0%	75,190	8%
Investor Obligations	1,140	1,322	-14%	4,713	-76%
Other	70,186	65,501	7%	53,912	30%
	1,349,568	1,357,164	-1%	1,560,928	-14%
Shareholders’ Equity
Shareholders’ Equity	3,043,669	3,095,490	-2%	3,066,949	-1%
Minority Shareholders	4,272	3,343	28%	2,954	45%
	3,047,941	3,098,833	-2%	3,069,903	-1%
Total Liabilities and Shareholders’ Equity	5,975,843	6,026,425	-1%	6,323,098	-5%

EARNINGS RELEASE 1Q16

Balance Sheet Tenda Segment

	1Q16	4Q15	Q/Q %)	1Q15	Y/Y(%)
Current Assets
Cash and cash equivalents	334,922	234,274	43%	435,756	-23%
Receivables from clients	428,517	438,226	-2%	401,285	7%
Properties for sale	513,414	490,484	5%	563,291	-9%
Other accounts receivable	103,485	104,656	-1%	117,337	-12%
Land for sale	93,898	101,490	-7%	107,415	-13%
	1,474,236	1,369,130	8%	1,625,084	-9%
Long-term Assets
Receivables from clients	46,517	41,189	13%	32,818	42%
Properties for sale	212,843	243,520	-13%	196,378	8%
Other	47,423	45,356	5%	72,751	-35%
	306,783	330,065	-7%	301,947	2%
Intangible, Property and Equipment	41,503	43,116	-4%	33,935	22%
Investments	163,820	163,349	0%	188,315	-13%
Total Assets	1,986,342	1,905,660	4%	2,149,281	-8%

Current Liabilities
Loans and financing	7,586	8,899	-15%	9,084	-16%
Debentures	207,060	201,877	3%	198,979	4%
Obligations for Purchase of Land and Advances from customers	136,238	138,223	-1%	223,977	-39%
Material and service suppliers	29,806	13,669	118%	20,932	42%
Taxes and Contributions	73,531	72,606	1%	71,763	2%
Other	72,434	67,675	7%	168,783	-57%
	526,655	502,949	5%	693,518	-24%
Long-term liabilities
Loans and financings	78,337	37,554	109%	24,663	218%
Debentures	-	-	0%	200,000	-100%
Obligations for Purchase of Land and Advances from customers	102,869	102,412	0%	14,824	594%
Deferred taxes	10,090	5,045	100%	11,603	-13%
Provision for contigencies	56,237	55,716	1%	68,154	-17%
Other	79,942	75,170	6%	29,935	167%
	327,475	275,897	19%	349,179	-6%
Shareholders’ Equity
Shareholders’ Equity	1,096,263	1,090,936	0%	1,070,450	2%
Minority Shareholders	35,949	35,878	0%	36,134	-1%
	1,132,212	1,126,814	0%	1,106,584	2%
Total liabilities and Shareholders’ Equity	1,986,342	1,905,660	4%	2,149,281	-8%

EARNINGS RELEASE 1Q16

Consolidated Balance Sheets

	1Q16	4Q15	Q/Q %)	1Q15	Y/Y(%)
Current Assets
Cash and cash Equivalents	792,076	712,311	11%	1,116,168	-29%
Receivables from clients	1,328,042	1,395,273	-5%	1,476,007	-10%
Proprieties for Sale	1,958,087	1,880,377	4%	1,788,967	9%
Other accounts receivable	205,249	215,775	-5%	295,846	-31%
Prepaid expenses and others	6,474	7,171	-10%	15,322	-58%
Land for Sale	100,529	105,857	-5%	113,489	-11%
	4,390,457	4,316,764	2%	4,805,799	-9%
Long-term Assets
Receivable from clients	374,614	407,091	-8%	417,746	-10%
Properties for sale	706,965	750,240	-6%	768,789	-8%
Other	207,555	192,073	8%	220,969	-6%
	1,289,134	1,349,404	-4%	1,407,504	-8%
Intangible anda Property and Equipment	120,650	126,518	-5%	119,360	1%
Investments	979,712	967,646	1%	1,001,235	-2%
Total Assets	6,779,953	6,760,332	0%	7,333,898	-8%

Current Liabilities
Loans and Financing	629,508	672,365	-6%	546,115	15%
Debentures	399,744	389,621	3%	528,856	-24%
Obligations for purchase of land and Advances from customers	387,339	361,420	7%	498,857	-22%
Materials and service suppliers	80,245	57,335	40%	102,391	-22%
Taxes and contributions	97,074	102,057	-5%	110,933	-12%
Other	481,718	466,171	3%	584,332	-18%
	2,075,628	2,048,969	1%	2,371,484	-12%
Long-term Liabilities
Loans and Financing	712,036	620,470	15%	821,270	-13%
Debentures	459,344	468,337	-2%	741,712	-38%
Obligations for purchase of land and Advances from customers	196,441	248,514	-21%	76,059	158%
Deferred taxes	20,175	16,489	22%	39,164	-48%
Provision for contigencies	145,214	142,670	2%	143,990	1%
Other	124,831	117,647	6%	69,328	80%
	1,658,041	1,614,127	3%	1,891,523	-12%
Shareholders’ Equity
Shareholders’ Equity	3,043,671	3,095,491	-2%	3,066,952	-1%
Minority Shareholders	2,613	1,745	50%	3,939	-34%
	3,046,284	3,097,236	-2%	3,070,891	-1%
Total liabilities and Shareholders’ Equity	6,779,953	6,760,332	0%	7,333,898	-8%

EARNINGS RELEASE 1Q16

Cash Flow

	1Q16	1Q15
Net Income (Loss) Before Taxes on Income	(39,606)	43,761
Expenses/income not affecting working capital	59,868	44,533
Depreciation and amortization	12,698	11,669
Expense with stock option plan	2,424	2,618
Penalty fee over delayed projects	(513)	(2,079)
Unrealized interest and charges,net	26,507	16,414
Equity income	(13,665)	(18,782)
Disposal of fixed asset	1,637	216
Warranty provision	(5,621)	6,925
Provision for contingencies	22,888	26,070
Profit Sharing provision	8,342	2,914
Allowance (reversal) for doubtful accounts	15,357	317
Writeoff of Investments	-	(4,505)
Profit / Loss from financial instruments	(10,186)	2,756
Clients	79,213	(65,295)
Properties for sale	(29,313)	(57,683)
Other receivables	(7,864)	10,231
Deferred selling expenses and pre-paid expenses	697	120
Obligations on land purchase	(26,154)	(16,820)
Taxes and contribution	(4,983)	(3,491)
Accounts payable	22,910	7,259
Salaries, payroll charges and bonus provision	3,350	4,289
Other accounts payable	(12,797)	(7,385)
Current account operations	9,376	1,514
Paid taxes	(12,745)	(12,160)
Cash used in Operating Activities	41,952	(51,127)
Investments Activities
Purchase of property and equipment	(8,467)	(5,651)
Redemption of securities, restricted securities and loans	(807,799)	1,180,350
Investments in marketable securities, restricted securities	789,111	(1,024,416)
Investments increase	(1,451)	(175)
Dividends receivables	(1,000)	-
Cash used in investing activities	(29,606)	150,108
Financing activities
Contributions from related partners	1,587	2,400
Increase in loans and financing	200,289	200,321
Amortization of loans and financing	(176,957)	(165,306)
Stock buyback	-	(22,135)
Assignment of credit receivables, net	27,974	-
Mutual Operations	(4,162)	587
Net cash provided by financing activities	48,731	15,867
Net increase (decrease) in cash and cash equivalents	61,077	114,848
At the beginning of the period	82,640	109,895
At the end of the period	143,717	224,743
Net increase (decrease) in cash and cash equivalents	61,077	114,848

EARNINGS RELEASE 1Q16

About Gafisa

Gafisa is one Brazil’s leading residential and commercial properties development and construction companies. Founded over 60 years ago, the Company is dedicated to growth and innovation oriented to enhancing the  well-being, comfort and safety of an increasing number of households. More than 15 million square meters have been built, and approximately 1,100 projects  delivered under the Gafisa brand - more than any other company in Brazil. Recognized as one of the foremost professionally managed homebuilders, Gafisa’s brand is also one of the most respected, signifying both quality and consistency. In addition to serving the upper-middle and upper class segments through the Gafisa brand, the Company also focuses on low income developments through its Tenda brand. And, it participates through its 30% interest in Alphaville, a leading urban developer, in the national development and  sale of residential lots.  Gafisa S.A. is a Corporation traded on the Novo Mercado of the BM&FBOVESPA (BOVESPA:GFSA3) and is the only Brazilian homebuilder listed on the New York Stock Exchange (NYSE:GFA) with an ADR Level III, which ensures best practices in terms of transparency and corporate governance.

This release contains forward-looking statements about the business prospects, estimates for operating and financial results and Gafisa’s growth prospects. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the financial statements

March 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

1.    Operations

Gafisa S.A. ("Gafisa" or "Company") is a publicly traded company with registered office at Avenida das Nações Unidas, 8.501, 19th floor, in the city and state of São Paulo, Brazil and commenced its operations in 1997 with the objectives of: (i) promoting and managing all forms of real estate ventures on its own behalf or for third parties (in the latter case, as construction company and proxy); (ii) selling and purchasing real estate properties; (iii) providing civil construction and civil engineering services; (iv) developing and implementing marketing strategies related to its own and third party real estate ventures; and (v) investing in other companies that share similar objectives.

The Company has stocks traded at BM&FBovespa S.A. – Bolsa de Valores, Mercadorias e Futuros and the New York Stock Exchange (NYSE), reporting its information to the Brazilian Securities and Exchange Commission (CVM) and the U.S. Securities and Exchange Commission (SEC).

The Company enters real estate development projects with third parties through specific purpose partnerships (“Sociedades de Propósito Específico” or “SPEs”) or through the formation of consortia and condominiums. Controlled entities substantially share managerial and operating structures, and corporate, managerial and operating costs with the Company. SPEs, condominiums and consortia operate solely in the real estate industry and are linked to specific ventures.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the financial statements

March 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.    Presentation of quarterly information and summary of significant accounting policies

2.1.    Basis of presentation and preparation of individual and consolidated quarterly information

On March 5, 2016, the Company’s Board of Directors approved these individual and consolidated quarterly information of the Company and authorized their disclosure.

The individual quarterly information (Company) and consolidated quarterly information have been prepared and are being presented based on the technical pronouncement CPC 21(R1) – Interim Financial Reporting, using the same accounting practices, judgments, estimates and assumptions adopted in the presentation and preparation of the financial statements for the year ended December 31, 2015. Therefore, the corresponding quarterly information shall be read together with the financial statements as of December 31, 2015.

The individual quarterly information, identified as “Company”, have been prepared and are being presented according to the accounting practices adopted in Brazil, including the pronouncements issued by the Committee for Accounting Pronouncements (CPC), approved by the Brazilian Securities and Exchange Commission (CVM) and are disclosed together with the consolidated quarterly information.

The consolidated quarterly information of the Company have been prepared and are being presented according to the accounting practices adopted in Brazil, including the pronouncements issued by the CPC, approved by the Brazilian Securities and Exchange Commission (CVM), and according to the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

The individual quarterly information of the Company are not considered in compliance with the International Financial Reporting Standards (IFRS), once they consider the capitalization of interest on qualifying assets of investees in the separate quarterly information of the Company. In view of the fact that there is no difference between the Company’s and the consolidated equity and profit or loss, the Company opted for presenting the accompanying individual and consolidated information in only one set.

The consolidated quarterly information is specifically in compliance with the International Financial Reporting Standards (IFRS) applicable to real estate development entities in Brazil, including the Guideline OCPC 04 - Application of the Technical Interpretation ICPC 02 to the Brazilian Real Estate Development Entities, in relation to the treatment of the recognition of revenue from this sector and involves certain matters related to application of the continuous transfer of the risks, benefits and control over the real estate unit sales.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the financial statements

March 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.    Presentation of financial statements and summary of significant accounting policies --Continued

2.1.    Basis of presentation and preparation of the individual and consolidated quarterly information --Continued

The quarterly information has been prepared on a going concern basis. Management makes an assessment of the Company’s ability to continue as going concern when preparing the quarterly information.

All amounts reported in the accompanying quarterly information are in thousands of Reais, except as otherwise stated.

The other explanations related to this note were not subject to significant changes in relation to the disclosures in Note 2.1 to the individual and consolidated financial statements as of December 31, 2015.

2.1.1.    Consolidated quarterly information

The accounting practices have been applied consistently by all subsidiaries included in the consolidated quarterly information and the subsidiaries have the same fiscal year as the Company. See further details in Note 9.

The other explanations related to this note were not subject to significant changes in relation to the disclosures in Note 2.1.1 to the individual and consolidated financial statements as of December 31, 2015.

3.    New standards, changes and interpretation of standards issued and not yet adopted

There is no other standard, changes to standards or interpretation issued and not yet adopted that could, on the Management’s opinion, have significant impact arising from their adoption on its quarterly information.

The other explanations related to this note were not subject to significant changes in relation to the disclosures in Note 3 to the individual and consolidated financial statements as of December 31, 2015.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the financial statements

March 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

4.    Cash and cash equivalents and short-term investments

4.1.    Cash and cash equivalents

	Company		Consolidated
	03/31/2016	12/31/2015	03/31/2016	12/31/2015

Cash and banks	14,501	31,823	56,067	69,560
Securities purchased under resale agreements (a)	12,100	12,221	50,499	13,080
Funds deposited with third parties (b)	-	-	37,151	-
Total cash and cash equivalents (Note 20.ii.a and 20.iii)	26,601	44,044	143,717	82,640

(a)     As of March 31, 2016, the securities purchased under resale agreement include interest earned through the balance sheet date, ranging from 75% to 101.5% of Interbank Deposit Certificates (CDI) (from 75% to 100.5% of CDI in 2015). All investments are carried out with what management considers being top tier financial institutions.

(b)     Amount deposited with Itaú Corretora de Valores S.A., for settling, on April 1, 2016, the 15th interest installment and the 9th amortization installment related to the first debenture placement of the subsidiary Tenda (Note 31 (i)).

          The other explanations related to this note were not subject to significant changes in relation to the disclosures in Note 4.1 to the financial statements as of December 31 2015.

4.2.    Short-term investments

	Company		Consolidated
	03/31/2016	12/31/2015	03/31/2016	12/31/2015

Fixed-income funds	169,381	192,409	261,412	279,486
Government bonds (LFT)	9,420	10,081	19,203	18,631
Corporate securities (LF/DPGE)	45,942	51,835	93,657	95,801
Securities purchased under resale agreements	9,607	11,890	19,974	25,548
Bank certificates of deposit (a)	49,806	54,491	131,987	101,733
Restricted cash in guarantee to loans	40,954	20,515	41,113	31,633
Restricted credits	9,523	9,122	81,013	76,839
Total short-term investments (Note 20.i.d, 20.ii.a and 20.iii)	334,633	350,343	648,359	629,671

(a)   As of March 31, 2016, Bank Certificates of Deposit (CDBs) include interest earned through the balance sheet date, varying from 85% to 104.5% (from 90% to 107% in 2015) of Interbank Deposit Certificates (CDI) rate. The CDBs earn an average income in excess of those from securities purchased under resale agreements; however, the Company invests in short term (up to 20 working days) through securities purchased under resale agreements taking into account the exemption of IOF, which is not granted in the case of CDBs.

          The other explanations related to this note were not subject to significant changes in relation to the disclosures in Note 4.2 to the financial statements as of December 31, 2015.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the financial statements

March 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

5.         Trade accounts receivable from real estate development and services

	Company		Consolidated
	03/31/2016	12/31/2015	03/31/2016	12/31/2015

Real estate development and sales	940,009	1,001,351	1,792,847	1,895,795
( - ) Allowance for doubtful accounts and cancelled contracts	(18,429)	(12,365)	(115,379)	(100,530)
( - ) Present value adjustments	(19,472)	(21,527)	(30,973)	(31,052)
Services and construction and other receivables	22,407	18,583	56,161	38,151
Total trade accounts receivable of development and services (Note 20.ii.a)	924,515	986,042	1,702,656	1,802,364

Current	678,656	723,950	1,328,042	1,395,273
Non-current	245,859	262,092	374,614	407,091

The current and non-current portions have the following maturities:

	Company		Consolidated
Maturity	03/31/2016	12/31/2015	03/31/2016	12/31/2015

Overdue	171,100	205,524	452,335	492,721
2016	455,027	543,781	734,846	948,998
2017	185,897	148,568	433,668	324,513
2018	82,659	62,256	120,715	80,850
2019	26,061	20,254	48,696	33,335
2020 onwards	41,672	39,551	58,748	53,529
	962,416	1,019,934	1,849,008	1,933,946
( - ) Adjustment to present value	(19,472)	(21,527)	(30,973)	(31,052)
( - ) Allowance for doubtful account and cancelled contracts	(18,429)	(12,365)	(115,379)	(100,530)
	924,515	986,042	1,702,656	1,802,364

During the periods ended March 31, 2016, the changes in the allowance for doubtful accounts and cancelled contracts are summarized as follows:

Company
03/31/2016

Balance at December 31, 2015	(12,365)
Shares (Note 22)	(6,064)
Balance at March 31, 2016	(18,429)

	Consolidated
	Receivables	Properties for sale (Note 6)	Net

Balance at December 31, 2015	(100,530)	21,764	(78,766)
Additions and Write-offs (Notes 22 and 23)	(14,849)	(3,412)	(18,261)
Balance at March 31, 2016	(115,379)	18,352	(97,027)

On March  4, 2016, Company entered into the following Real Estate Receivables Agreement (CCI) transaction, which is aimed at the assignment by the assignor to the assignee of a portfolio comprising select business real estate receivables performed and to be performed arising out of Gafisa and its subsidiaries. The assigned portfolio, discounted to present value, is recorded under the heading “obligations assumed on the assignment of receivables”.

Transaction date	Assigned portfolio accounting	Portfolio discounted to present value	Transaction balance at March 31, 2016 (Note 14)
			Company	Consolidated

03/04/2016	27,954	27,334	24,176	27,974

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the financial statements

March 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

5.    Trade accounts receivable from real estate development and services --Continued

In the transaction above, the Company and its subsidiaries are jointly responsible until the time of the transfer of the collateral to the securitization company.

The other explanations related to this note were not subject to significante changes in relation to the disclosures in Note 5 to the financial statements as of December 31, 2015.

6.    Properties for sale

	Company		Consolidated
	03/31/2016	12/31/2015	03/31/2016	12/31/2015

Land	790,801	775,814	1,465,637	1,443,460
( - ) Adjustment to present value	(8,397)	(9,639)	(20,817)	(16,771)
Property under construction	496,281	545,701	836,096	857,619
Real estate cost in the recognition of the provision for cancelled contracts (Note 5)	-	-	18,352	21,764
Completed units	273,931	216,073	374,275	333,036
( - ) Provision for realization of properties for sale	(5,437)	(5,437)	(8,491)	(8,491)
Total properties for sale	1,547,179	1,522,512	2,665,052	2,630,617

Current portion	1,172,707	1,135,137	1,958,087	1,880,377
Non-current portion	374,472	387,375	706,965	750,240

In the period ended  March 31, 2016, there was no change in the provision for impairment of properties for sale.

The other explanations related to this note were not subject to significant changes in relation to the disclosures in Note 6 to the individual and consolidated financial statements as of December 31, 2015.

7.    Other accounts receivable and others

	Company		Consolidated
	03/31/2016	12/31/2015	03/31/2016	12/31/2015

Advances to suppliers	1,421	1,578	5,390	7,102
Recoverable taxes (IRRF, PIS, COFINS, among other)	18,762	20,712	61,777	66,289
Judicial deposit (Note 16)	114,103	105,275	136,094	125,358
Other	3	4	4,631	4,788

Total other accounts receivable and others	134,289	127,569	207,892	203,537

Current portion	48,544	46,621	118,196	120,657
Non-current portion	85,745	80,948	89,696	82,880

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the financial statements

March 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

8.    Assets held for sale

8.1 Land available for sale

       The changes in land available for sale are summarized as follows:

	Company			Consolidated
	Cost	Provision for impairment	Net balance	Cost	Provision for impairment	Net balance

Balance at December 31, 2015	19,457	(15,090)	4,367	147,673	(41,816)	105,857
Additions	2,264	-	2,264	3,601	-	3,601
Transfer from (to) properties for sale, net		-	-	(6,696)	-	(6,696)
Reversal/Write-offs	-	-	-	(2,233)	-	(2,233)
Balance at March 31, 2016	21,721	(15,090)	6,631	142,345	(41,816)	100,529

Gafisa segment				21,721	(15,090)	6,631
Tenda segment				120,624	(26,726)	93,898

The other explanations related to this note were not subject to significant changes in relation to the disclosures in Note 8.1 to the financial statements as of December 31, 2015.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the financial statements

March 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.    Investments in subsidiaries and jointly controlled investees

(i)      Ownership interest

(a)     Information on subsidiaries and jointly-controlled investees

										Company				Consolidated
		Interest in capital - %		Total assets	Total liabilities	Equity and advance for future capital increase		Profit (loss) for the period		Investments		Income from equity method investments		Investments		Income from equity method investments
Direct investees		03/31/2016	12/31/2015	03/31/2016	03/31/2016	03/31/2016	12/31/2015	03/31/2016	03/31/2015	03/31/2016	12/31/2015	03/31/2016	03/31/2015	03/31/2016	12/31/2015	03/31/2016	03/31/2015

Construtora Tenda S/A	-	100%	100%	1,986,343	890,079	1,096,263	1,090,935	4,794	11,446	1,096,263	1,090,935	4,794	11,446	-	-	-	-
Alphaville Urbanismo S.A	-	30%	30%	2,628,292	1,863,506	764,786	728,519	36,268	35,242	229,436	218,556	10,880	16,973	229,436	218,556	10,880	16,973
Gafisa SPE 26 Emp. Imob. Ltda.	-	100%	100%	176,647	9,479	167,168	167,361	(193)	327	167,168	167,361	(193)	327	-	-	-	-
Gafisa SPE- 130 Emp. Imob. Ltda	-	100%	100%	90,393	13,478	76,915	53,323	1,918	1,082	76,915	53,323	1,918	1,082	-	-	-	-
Gafisa SPE-111 Emp. Imob. Ltda.	-	100%	100%	119,722	49,168	70,554	79,764	(9,211)	3,559	70,554	79,764	(9,211)	3,559	-	-	-	-
Gafisa SPE-89 Emp. Imob. Ltda.	-	100%	100%	81,248	23,666	57,582	60,362	(2,780)	1,629	57,582	60,362	(2,780)	1,629	-	-	-	-
Gafisa SPE-116 Emp. Imob. Ltda.	(a)	50%	50%	166,211	56,561	109,650	103,372	6,278	3,068	54,825	51,686	3,139	1,534	54,825	51,686	3,139	1,534
Maraville Gafsa SPE Emp. Imob. Ltda.	-	100%	100%	68,160	17,559	50,601	48,883	1,718	20	50,601	48,883	1,718	20	-	-	-	-
Gafisa SPE-51 Emp. Imob. Ltda.	-	100%	100%	53,039	6,628	46,411	46,825	(414)	309	46,411	46,825	(414)	309	-	-	-	-
Gafisa SPE - 127 Emp. Imob. Ltda.	-	100%	100%	87,448	41,038	46,410	35,718	292	1,639	46,410	35,718	292	1,639	-	-	-	-
Gafisa SPE - 121 Emp. Imob. Ltda.	-	100%	100%	93,616	47,868	45,748	46,897	(1,149)	9,420	45,748	46,897	(1,149)	9,420	-	-	-	-
Gafisa SPE 72 Emp. Imob. Ltda.	-	100%	100%	55,523	11,257	44,266	44,275	(9)	(83)	44,266	44,275	(9)	(83)	-	-	-	-
Gafisa SPE-110 Emp. Imob. Ltda.	-	100%	100%	44,851	4,158	40,693	40,879	(186)	(1,547)	40,693	40,879	(186)	(1,547)	-	-	-	-
Gafisa SPE - 122 Emp. Imob. Ltda.	-	100%	100%	101,276	62,588	38,688	31,624	4,108	2,530	38,688	31,624	4,108	2,530	-	-	-	-
Gafisa SPE - 120 Emp. Imob. Ltda.	-	100%	100%	41,679	3,779	37,900	36,621	1,280	1,844	37,900	36,621	1,280	1,844	-	-	-	-
Manhattan Square Emp. Im. Res. 02	-	100%	100%	36,221	797	35,424	35,424	-	-	35,424	35,424	-	-	-	-	-	-
SPE Parque Ecoville Emp. Imob. Ltda	-	100%	100%	89,329	54,335	34,994	34,984	10	(1,753)	34,994	34,984	10	(1,753)	-	-	-	-
Gafisa SPE-107 Emp. Imob. Ltda.	-	100%	100%	32,532	3,002	29,530	29,442	88	(4)	29,530	29,442	88	(4)	-	-	-	-
Gafisa SPE-104 Emp. Imob. Ltda.	-	100%	100%	70,881	42,494	28,387	3,428	(429)	(20)	28,387	3,428	(429)	(20)	-	-	-	-
Gafisa SPE-41 Emp. Imob. Ltda.	-	100%	100%	28,171	1,668	26,503	26,469	34	63	26,503	26,469	34	63	-	-	-	-
Verdes Pracas Incorp. Imob. SPE Ltda.	-	100%	100%	26,304	74	26,230	26,225	5	7	26,230	26,225	5	7	-	-	-	-
Gafisa E Ivo Rizzo SPE-47 Emp. Im. Ltda	(a)	80%	80%	32,172	293	31,879	31,749	1	(28)	25,503	25,399	1	(22)	25,503	25,399	1	(22)
Gafisa SPE- 129 Emp. Imob. Ltda.	-	100%	100%	57,306	31,919	25,387	24,012	1,375	1,806	25,387	24,012	1,375	1,806	-	-	-	-
Varandas Grand Park Emp. Imob. Spe	(a)(c)	50%	50%	113,629	67,949	45,680	43,588	(769)	1,175	22,840	21,794	92	718	22,840	21,794	92	718
Gafisa SPE - 126 Emp. Imob. Ltda.	-	100%	100%	96,105	73,479	22,626	22,834	(208)	1,166	22,626	22,834	(208)	1,166	-	-	-	-
Gafisa SPE-112 Emp. Imob. Ltda.	-	100%	100%	29,671	7,935	21,736	21,736	-	(3)	21,736	21,736	-	(3)	-	-	-	-
Sitio Jatiuca Emp. Imob. SPE Ltda.	(a)	50%	50%	46,213	4,123	42,090	41,470	621	554	21,045	20,735	311	277	21,045	20,735	311	277
Gafisa SPE-134 Emp. Imob. Ltda.	-	100%	100%	34,427	15,674	18,753	2,083	(672)	-	18,753	2,083	(672)	-	-	-	-	-
Manhattan Square Emp. Im. Com. 02	-	100%	100%	18,019	61	17,958	17,955	-	-	17,958	17,955	-	-	-	-	-	-
Gafisa SPE 46 Emp. Imob. Ltda.	-	100%	100%	30,785	13,014	17,771	17,740	31	109	17,771	17,740	31	109	-	-	-	-
Edsp 88 Participações S.A.	-	100%	100%	32,242	14,816	17,426	17,454	(28)	(46)	17,426	17,454	(28)	(46)	-	-	-	-
Fit 13 Spe Empr. Imob. Ltda.	(b)	50%	50%	43,376	8,758	34,618	34,487	130	(984)	17,309	17,244	65	(492)	-	-	-	-
Parque Arvores Empr. Imob. Ltda.	(a)(c)	50%	50%	39,131	6,081	33,050	33,378	(340)	271	16,525	16,689	(164)	1,000	16,525	16,689	(164)	1,000
Gafisa SPE 30 Emp. Imob. Ltda.	-	100%	100%	63,774	47,545	16,229	16,196	33	40	16,229	16,196	33	40	-	-	-	-
Gafisa SPE-106 Emp. Imob. Ltda.	-	100%	100%	16,665	1,053	15,612	15,623	(11)	(4)	15,612	15,623	(11)	(4)	-	-	-	-
Gafisa SPE-92 Emp. Imob. Ltda.	-	100%	100%	16,682	1,091	15,591	15,474	117	78	15,591	15,474	117	78	-	-	-	-
Diodon Participações Ltda	-	100%	100%	17,923	2,912	15,011	14,962	49	295	15,011	14,962	49	295	-	-	-	-
Gafisa SPE 71 Emp. Imob. Ltda.	-	100%	100%	16,438	2,318	14,120	14,060	61	(177)	14,120	14,060	61	(177)	-	-	-	-
Gafisa SPE - 123 Emp. Imob. Ltda.	-	100%	100%	96,477	82,450	14,027	15,683	(1,655)	(1,053)	14,027	15,683	(1,655)	(1,053)	-	-	-	-
Gafisa SPE 33 Emp. Imob. Ltda.	-	100%	100%	14,166	1,198	12,968	13,385	(417)	66	12,968	13,385	(417)	66	-	-	-	-
Gafisa SPE 65 Emp. Imob. Ltda.	-	100%	100%	19,936	8,299	11,637	11,602	36	83	11,637	11,602	36	83	-	-	-	-
Alto Da Barra De Sao Miguel Em. Im.	(a)	50%	50%	24,386	1,296	23,090	23,504	(414)	505	11,545	11,752	(207)	252	11,545	11,752	(207)	252
Blue I SPE - Plan., Prom., Inc. E Venda	-	100%	100%	11,607	554	11,053	11,051	2	(16)	11,053	11,051	2	(16)	-	-	-	-
Città Ville SPE Emp. Imob. Ltda.	(b)	50%	50%	23,144	1,054	22,090	22,195	(106)	(2)	11,045	11,098	(53)	(1)	-	-	-	-
Gafisa SPE- 132 Emp. Imob. Ltda.	-	100%	100%	51,621	40,882	10,739	-	(65)	(1)	10,739	-	(65)	-	-	-	-	-

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the financial statements

March 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.      Investments in subsidiaries and jointly controlled investees--Continued

(i)      Ownership interests--Continued

(a)     Information on subsidiaries and jointly-controlled investees--Continued

										Company				Consolidated
		Interest in capital - %		Total assets	Total liabilities	Equity and advance for future capital increase		Profit (loss) for the period		Investments		Income from equity method investments		Investments		Income from equity method investments
Direct investees		03/31/2016	12/31/2015	03/31/2016	03/31/2016	03/31/2016	12/31/2015	03/31/2016	03/31/2015	03/31/2016	12/31/2015	03/31/2016	03/31/2015	03/31/2016	12/31/2015	03/31/2016	03/31/2015

Gafisa SPE-81 Emp. Imob. Ltda.	-	100%	100%	85,698	76,784	8,914	8,978	(64)	1,980	8,914	8,978	(64)	1,980	-	-	-	-
Gafisa SPE 36 Emp. Imob. Ltda.	-	100%	100%	26,076	17,190	8,886	8,857	29	29	8,886	8,857	29	29	-	-	-	-
Atins Emp. Imob.s Ltda.	(a)	50%	50%	29,663	13,487	16,176	15,777	(174)	2	8,088	7,888	(87)	1	8,088	7,888	(87)	1
Gafisa SPE-38 Emp. Imob. Ltda.	-	100%	100%	8,020	54	7,966	7,967	(1)	(1)	7,966	7,967	(1)	(1)	-	-	-	-
Gafisa SPE-77 Emp. Imob. Ltda.	-	65%	65%	25,346	13,141	12,205	9,552	3,063	189	7,933	6,209	2,082	1,562	-	-	-	-
Parque Aguas Empr. Imob. Ltda.	(a)(c)	50%	50%	16,758	1,402	15,356	15,264	482	(98)	7,678	7,632	47	(133)	7,678	7,632	47	(133)
Gafisa SPE-109 Emp. Imob. Ltda.	-	100%	100%	8,968	1,780	7,188	7,189	(1)	(7)	7,188	7,189	(1)	(7)	-	-	-	-
Gafisa SPE-37 Emp. Imob. Ltda.	-	100%	100%	7,635	885	6,750	6,727	23	16	6,750	6,727	23	16	-	-	-	-
Gafisa SPE-90 Emp. Imob. Ltda.	-	100%	100%	11,577	5,101	6,476	6,477	-	(32)	6,476	6,477	-	(32)	-	-	-	-
Dubai Residencial Empr. Imob. Ltda.	(a)(c)	50%	50%	11,843	545	11,298	10,562	508	(46)	5,649	5,281	367	2	5,649	5,281	367	2
Costa Maggiore Empr. Imob. Ltda.	(a)(c)	50%	50%	13,934	2,934	11,000	10,149	889	163	5,500	5,724	210	262	5,500	5,724	210	262
Gafisa SPE-87 Emp. Imob. Ltda.	-	100%	100%	23,602	18,229	5,373	5,393	(20)	1,862	5,373	5,393	(20)	1,862	-	-	-	-
OCPC01 adjustments – capitalized interests	(d)			-	-	-	-	-	-	31,247	31,675	(428)	5,363	-	-	-	-
Other (*)	-			318,186	226,428	91,759	97,269	(4,609)	(6,730)	71,029	76,854	(3,365)	(1,974)	29,178	33,110	(2,001)	(274)
Subtotal				7,611,087	4,015,896	3,595,191	3,463,712	40,318	69,939	2,877,661	2,779,093	11,380	61,981	437,812	426,246	12,588	20,590

Saí Amarela S.A.	(a)	50%	50%	2,410	126	2,284	2,314	32	(102)	-	-	-	-	1,142	1,126	16	(51)
Gafisa SPE-51 Emp. Imob. Ltda.	(a)	60%	60%	2,547	1,020	1,528	1,662	(134)	768	-	-	-	-	917	997	(81)	461
Other (*)				446	114	331	466	2	113	-	-	-	-	166	73	(2)	87
Indirect jointly-controlled investees - Gafisa				5,403	1,260	4,143	4,442	(100)	779	-	-	-	-	2,225	2,196	(67)	497

Acedio SPE Emp. Imob. Ltda.	-	55%	55%	4,596	3,918	678	676	2	-	-	-	-	-	-	372	1	-
Maria Inês SPE Emp. Imob. Ltda.	-	60%	60%	21,342	168	21,174	21,050	124	34	-	-	-	-	12,705	12,630	74	20
Fit 02 SPE Emp. Imob. Ltda.	-	60%	60%	10,013	71	9,942	9,882	60	47	-	-	-	-	5,965	5,929	36	28
Fit Jardim Botânico SPE Emp. Imob. Ltda.	-	55%	55%	9,980	140	9,840	9,999	(259)	58	-	-	-	-	5,412	5,554	(142)	32
Fit 11 SPE Emp. Imob. Ltda.	-	70%	70%	36,677	3,683	32,994	32,062	931	(47)	-	-	-	-	23,095	22,443	652	(33)
Fit 31 SPE Emp. Imob. Ltda.	-	70%	70%	16,417	1,199	15,218	16,455	(1,236)	(678)	-	-	-	-	10,652	11,518	(865)	(475)
Fit 34 SPE Emp. Imob. Ltda.	-	70%	70%	34,795	1,075	33,720	33,634	86	438	-	-	-	-	23,604	23,544	60	306
Fit 03 SPE Emp. Imob. Ltda.	-	80%	80%	11,701	547	11,154	11,404	(250)	98	-	-	-	-	8,924	9,123	(200)	79
Imbuí I SPE Emp. Imob. Ltda.	-	50%	50%	8,900	206	8,694	8,723	(29)	(112)	-	-	-	-	-	4,362	(15)	(56)
Città Ipitanga SPE Emp. Imob. Ltda.	-	50%	50%	12,434	652	11,782	11,761	22	(104)	-	-	-	-	5,891	5,880	11	(52)
Grand Park - Pq. dos Pássaros Emp. Im.	-	50%	50%	26,183	2,947	23,236	22,466	771	1,644	-	-	-	-	11,618	11,233	385	822
Citta Itapua Emp. Imob. SPE Ltda.	-	50%	50%	19,242	1,189	18,053	18,015	38	8	-	-	-	-	9,027	9,007	19	4
SPE Franere Gafisa 08 Emp. Imob. LTDA.	-	50%	50%	55,268	6,795	48,473	47,831	641	(145)	-	-	-	-	24,236	23,916	321	(72)
Fit 13 SPE Emp. Imob. Ltda.	(b)	50%	50%	37,095	2,478	34,617	34,487	130	(984)	-	-	-	-	17,970	17,840	130	(979)
Other (*)	-			92,234	4,492	87,742	69,986	17,754	-	-	-	-	-	4,723	-	-	-
Indirect jointly-controlled investees Tenda	-			396,877	29,560	367,317	348,431	18,785	257	-	-	-	-	163,822	163,351	467	(376)

Subtotal				8,013,367	4,046,716	3,966,651	3,816,585	59,003	70,975	2,877,661	2,779,093	11,380	61,981	603,859	591,793	12,988	20,711

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the financial statements

March 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.    Investments in subsidiaries and jointly controlled investees--Continued

(i)      Ownership interests--Continued

(a)     Information on subsidiaries and jointly-controlled investees —Continued

										Company				Consolidated
		Interest in capital - %		Total assets	Total liabilities	Equity and advance for future capital increase		Profit (loss) for the period		Investments		Income from equity method investments		Investments		Income from equity method investments
Direct investees		03/31/2016	12/31/2015	03/31/2016	03/31/2016	03/31/2016	12/31/2015	03/31/2016	03/31/2015	03/31/2016	12/31/2015	03/31/2016	03/31/2015	03/31/2016	12/31/2015	03/31/2016	03/31/2015

Goodwill on acquisition of subsidiaries	(e)									25,476	25,476	-	-	-	-	-	-
Goodwill based on inventory surplus	-									62,343	62,343	-	-	-	-	-	-
Addition to remeasurement of investment in associate	(f)									375,853	375,853	-	-	375,853	375,853	-	-
Total investments										3,341,333	3,242,765	11,380	61,981	979,712	967,646	12,988	20,711

(*)Includes companies with investment balances below R$ 5,000.

									Company				Consolidated
	Interest in capital - %		Total assets	Total liabilities	Equity and advance for future capital increase		Profit (loss) for the period		Provision for net capital deficiency		Income from equity method investments		Provision for capital deficiency		Income from equity method investments
Direct investees	03/31/2016	12/31/2015	03/31/2016	03/31/2016	03/31/2016	12/31/2015	03/31/2016	03/31/2015	03/31/2016	12/31/2015	03/31/2016	03/31/2015	03/31/2016	12/31/2015	03/31/2016	03/31/2015
Provision for net capital deficiency (g):
Manhattan Residencial 01 Spe Ltda	50%	50%	30,847	120,166	(89,319)	(89,319)	60	(2,097)	(43,386)	(44,627)	30	(2,205)	(43,386)	(44,627)	30	(2,205)
Gafisa Vendas Interm. Imobiliaria Ltda	100%	100%	23,280	30,292	(7,011)	(8,239)	(2,372)	(1,320)	(7,011)	(8,239)	(2,372)	(1,320)	-	-	-	-
Manhattan Comercial 01 Spe Ltda	50%	50%	12,765	20,651	(7,887)	(7,887)	115	(564)	(4,372)	(4,350)	57	(209)	(4,372)	(4,350)	57	(196)
Other (*)			27,848	28,837	(989)	(2,557)	(151)	(2,083)	(945)	(2,511)	982	(2,071)	(5,424)	(5,424)	590	472
Total provision for net capital deficiency			94,740	199,946	(105,206)	(108,002)	(2,348)	(6,064)	(55,714)	(59,727)	(1,303)	(5,805)	(53,182)	(54,401)	677	(1,929)

Total Income from equity method investments											10,077	56,176			13,665	18,782

(a)    Joint venture.

(b)    Joint venture with Tenda associates.

(c)    The Company recorded expense of R$354 in Income from equity method investments for the period ended March 31, 2016 related to the recognition, by joint ventures, of adjustments in prior years, in accordance with the ICPC09 (R2) – Individual, Separate and Consolidated Financial Statements and the Equity Method of Accounting.

(d)    Charges of the Company not appropriated to the profit or loss of subsidiaries, as required by paragraph 6 of OCPC01.

(e)    See breakdown in Note 11.

(f)     Amount related to the addition to the remeasurement of the portion of the remaining investment of 30% in the associate AUSA, in the amount of R$375,853, arising from the sale of control over the entity.

(g)    The provision for net capital deficiency is recorded in the heading “Other payables” (Note 15).

(b)    Change in investments

	Company	Consolidated

Balance at December 31, 2015	3,242,765	967,646
Income from equity method investments	11,380	12,988
Capital contribution (decrease)	92,789	1,725
Dividends receivable	(5,575)	(2,650)
Other investments	(26)	3
Balance at March 31, 2016	3,341,333	979,712

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the financial statements

March 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

10.  Property and equipment

		Company				Consolidated
Type	12/31/2015	Addition	Write-off	100% depreciated items	03/31/2016	12/31/2015	Addition	Write-off	100% depreciated items	03/31/2016
Cost
Hardware	14,018	577	-	(1,191)	13,404	28,143	2,041	(455)	(1,269)	28,460
Leasehold improvements and installations	9,367	1	-	(3,432)	5,936	17,449	514	-	(3,432)	14,531
Furniture and fixtures	675	-	-	-	675	5,503	-	-	-	5,503
Machinery and equipment	2,640	-	-	-	2,640	4,039	-	-	-	4,039
Molds	-	-	-	-	-	13,067	1,005	-	-	14,072
Sales stands	12,041	1,237	(99)	(795)	12,384	15,724	1,238	(1,182)	(1,356)	14,424
	38,741	1,815	(99)	(5,418)	35,039	83,925	4,798	(1,637)	(6,057)	81,029

Accumulated depreciation
Hardware	(7,191)	(673)	-	1,191	(6,673)	(13,474)	(1,360)	-	1,269	(13,565)
Leasehold improvements and installations	(4,838)	(524)	-	3,432	(1,930)	(7,918)	(836)	-	3,432	(5,322)
Furniture and fixtures	(282)	(17)	-	-	(299)	(3,664)	(137)	-	-	(3,801)
Machinery and equipment	(1,344)	(66)	-	-	(1,410)	(1,898)	(102)	-	-	(2,000)
Molds	-	-	-	-	-	(3,379)	(684)	-	-	(4,063)
Sales stands	(2,267)	(2,114)	99	795	(3,487)	(4,416)	(3,571)	1,182	1,356	(5,449)
	(15,922)	(3,394)	99	5,418	(13,799)	(34,749)	(6,690)	1,182	6,057	(34,200)

Total property and equipment	22,819	(1,579)	-	-	21,240	49,176	(1,892)	(455)	-	46,829

The other explanations related to this note were not subject to significant changes in relation to the disclosures in Note 10 to the financial statements as of December 31, 2015.

11.  Intangible assets

		Company
	12/31/2015				03/31/2016
	Balance	Addition	Write-down / amortization	100% amortized items	Balance

Software – Cost	75,409	1,745	-	(15,457)	61,697
Software – Depreciation	(47,187)	-	(3,592)	15,457	(35,322)
Other	5,089	1,518	(1,086)	-	5,521
Total intangible assets	33,311	3,263	(4,678)	-	31,896

		Consolidated
	12/31/2015				03/31/2016
	Balance	Addition	Write-down / amortization	100% amortized items	Balance
Goodwill
AUSA	25,476	-	-	-	25,476

Software – Cost	110,559	3,308	(1,655)	(15,457)	96,755
Software – Depreciation	(65,408)	-	(5,341)	15,457	(55,292)
Other	6,715	1,604	(1,437)	-	6,882
	51,866	4,912	(8,433)	-	48,345

Total intangible assets	77,342	4,912	(8,433)	-	73,821

In the end of each fiscal year, the Company evaluates the recovery of the carrying value of goodwill and the addition to the remeasurement of the portion of the remaining investment of 30% in the associate AUSA, as disclosed in Note 9. In the period ended March 31, 2016, the Company did not find the existence of any indication of loss on the carrying value of goodwill.

The other explanations related to this note were not subject to significant changes in relation to the disclosures in Note 11 to the financial statements as of December 31, 2015.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the financial statements

March 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

12.      Loans and financing

			Company		Consolidated
Type	Maturity	Annual interest rate	03/31/2016	12/31/2015	03/31/2016	12/31/2015

National Housing System - SFH /SFI	June 2016 to August 2020	8.30% to 14.00% + TR 120% to 129% of CDI	999,294	1,014,092	1,187,049	1,161,707
Certificate of Bank Credit - CCB	May 2016 to June 2019	117.90% of CDI 3.95% + CDI 13.20% Fixed	129,331	124,568	154,495	131,128
Total loans and financing (Note 20.i.d, 20.ii.a and 20.iii)			1,128,625	1,138,660	1,341,544	1,292,835

Current portion			556,307	595,817	629,508	672,365
Non-current portion			572,318	542,843	712,036	620,470

The current and non-current installments have the following maturities:

	Company		Consolidated
Maturity	03/31/2016	12/31/2015	03/31/2016	12/31/2015

2016	349,405	595,817	398,645	672,365
2017	555,382	385,555	628,719	440,418
2018	219,037	153,288	257,588	166,996
2019	4,801	4,000	38,151	12,049
2020 onwards	-	-	18,441	1,007
	1,128,625	1,138,660	1,341,544	1,292,835

The Company and its subsidiaries have restrictive covenants under certain loans and financing that limit their ability to perform certain actions, such as the issuance of debt, and that could require the early redemption or refinancing of loans if the Company does not fulfill such covenants. The ratio and minimum and maximum amounts required under such restrictive covenants as of  March 31, 2016 and December 31, 2015 are disclosed in Note 13.

The following table shows the summary of financial expenses and charges and the capitalized rate in the account “properties for sale”.

	Company		Consolidated
	03/31/2016	03/31/2015	03/31/2016	03/31/2015

Total financial charges for the period	59,851	61,678	80,786	70,237
Capitalized financial charges	(49,129)	(42,621)	(63,019)	(46,405)

Financial expenses (Note 24)	10,722	19,057	17,767	23,832

Financial charges included in “Properties for sale”:

Opening balance	287,806	220,959	354,551	276,613
Capitalized financial charges	49,129	42,621	63,019	46,405
Charges recognized in profit or loss (Note 23)	(26,048)	(24,962)	(38,038)	(30,102)

Closing balance	310,887	238,618	379,532	292,916

The other explanations related to this note were not subject to significant changes in relation to the disclosures in Note 12 to the financial statements as of December 31, 2015.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the financial statements

March 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

13.      Debentures

				Company		Consolidated
Program/placement	Principal - R$	Annual interest	Final maturity	03/31/2016	12/31/2015	03/31/2016	12/31/2015

Seventh placement	450,000	TR + 10.1992%	December 2017	465,733	452,568	465,733	452,568
Eighth placement / second series	5,787	IPCA + 7.96%	October 2016	8,808	8,395	8,808	8,395
Ninth placement (i)	116,061	CDI + 1.90%	July 2018	114,587	130,394	114,587	130,394
Tenth placement (ii)	55,000	IPCA + 8.22	January 2020	62,900	64,724	62,900	64,724
First placement (Tenda) (iii)	200,000	TR + 9.02%	October 2016	-	-	207,060	201,877

Total debentures (Note 20.i.d, 20.ii.a and 20.iii)				652,028	656,081	859,088	857,958

Current portion				192,684	187,744	399,744	389,621
Non-Current portion				459,344	468,337	459,344	468,337

(i)   In the period ended March 31, 2016, the Company made the payment in the total amount of R$20,464, of which R$15,965 related to amortization of the Face Value of the Placement and R$4,499 related to the interest payable.

(ii)  In the period ended March 31, 2016, the Company made the payment in the total amount of R$4,775 related to the interest payable.

(iii) On March 31, 2016, at the Board of Directors of the Company it was approved the partial deferral of the 9th amortization installment payable on April 01, 2016, in the amount of R$70,000, to July 01, 2016, becoming the 10th amortization installment.

Current and non-current portions have the following maturities:

	Company		Consolidated
Maturity	03/31/2016	12/31/2015	03/31/2016	12/31/2015

2016	191,744	187,744	398,804	389,621
2017	340,821	344,690	340,821	344,690
2018	78,154	83,485	78,154	83,485
2019	20,652	20,078	20,652	20,078
2020	20,657	20,084	20,657	20,084
	652,028	656,081	859,088	857,958

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the financial statements

March 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

13.      Debentures--Continued

The Company is in compliance with the financial debt covenants at the reporting date of this quarterly information. The ratios and minimum and maximum amounts required under such restrictive covenants as of March 31, 2016 and December 31, 2015 are as follows:

	03/31/2016	12/31/2015
Seventh placement
Total account receivable plus inventory required to be below zero or 2.0 times over net debt less venture debt (3)	-11.53 times	-14.12 times
Total debt less venture debt (3), less cash and cash equivalents and short-term investments (1), cannot exceed 75% of equity plus noncontrolling interests	-14.81%	-12.19%
Total receivables plus unappropriated income plus total inventory of finished units required to be 1.5 time over the net debt plus payable for purchase of properties plus unappropriated cost	2.33 times	2.25 times

Eighth placement - first and second series and Loans and Financing
Total account receivable plus inventory of finished units required to be below zero or 2.0 times over net debt less venture debt	-6.22 times	-7.73 times
Total debt less venture debt, less cash and cash equivalents and short-term investments (1), cannot exceed 75% of equity plus noncontrolling interests	-14.81%	-12.19%

Ninth placement
Total account receivable plus inventory required to be below zero or 2.0 times over net debt	3.70 times	3.71 times
Net debt cannot exceed 100% of equity plus noncontrolling interests	46.24%	46.44%

Tenth placement
Total account receivable plus inventory required to be below zero or 2.0 times over net debt less venture debt (3)	-11.53 times	-14.12 times
Total debt less venture debt (3), less cash and cash equivalents and short-term investments (1), cannot exceed 75% of equity plus noncontrolling interests	-14.81%	-12.19%

First placement – Tenda
Total accounts receivable plus inventory required to be equal to or 2.0 times over net debt less debt with secured guarantee (3) or below zero, considering that TR(4) plus TE (4) is always above zero.	-4.75 times	-6.79 times
Net debt less debt with secured guarantee (3) required to be in excess of 50% of equity.	-30.55%	-21.47%

Total receivables plus unappropriated income plus total inventory of finished units required to be over 1.5 time the net debt plus payable for purchase of properties plus unappropriated cost or below zero

	3.14 times	2.47 times

(1)   Cash and cash equivalents and short-term investments refer to cash and cash equivalents and marketable securities.

(2)   Total receivables, whenever mentioned, refers to the amount reflected in the Balance Sheet plus the amount not shown in the Balance Sheet

(3)   Venture debt and secured guarantee debt refer to SFH debts, defined as the sum of all disbursed borrowing contracts which funds were provided by SFH, as well as the debt related to the seventh placement.

 (4)  Total inventory.

The other explanations related to this note were not subject to significant changes in relation to the disclosures in Note 13 to the financial statements as of December 31, 2015.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the financial statements

March 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

14.  Obligations assumed on assignment of receivables

The Company’s transactions of assignment of receivables portfolio are as follows:

	Company		Consolidated
	03/31/2016	12/31/2015	03/31/2016	12/31/2015

Assignment of receivables:
Obligation CCI Jun/11	2,801	3,164	4,325	4,775
Obligation CCI Dec/11	1,982	2,071	2,118	2,236
Obligation CCI Jul/12	279	368	279	368
Obligation CCI Nov/12	-	-	4,007	4,351
Obligation CCI Dec/12	5,690	7,541	5,690	7,541
Obligation CCI Nov/13	2,441	2,858	5,649	6,362
Obligation CCI Nov/14	4,241	4,646	6,276	6,696
Obligation CCI Dec/15	12,770	13,053	23,781	24,558
Obligation CCI Mar/16 (Note 5)	24,176	-	27,974	-
FIDC obligation	940	1,146	2,030	2,406
Total obligations assumed on assignment of receivables (Note 20.iii)	55,320	34,847	82,129	59,293

Current portion	19,598	12,631	31,352	23,482
Non-current potion	35,722	22,216	50,777	35,811

The other explanations related to this note were not subject to significant changes in relation to the disclosures in Note 14 to the financial statements as of December 31, 2015.

15.  Other payables

	Company		Consolidated
	03/31/2016	12/31/2015	03/31/2016	12/31/2015

Provision for penalties for delay in construction works	1,399	1,404	2,700	3,213
Cancelled contract payable	13,095	11,014	29,331	24,053
Warranty provision	37,856	41,958	54,026	59,647
Deferred sales taxes (PIS and COFINS)	6,519	8,368	11,799	13,129
Provision for net capital deficiency (Note 9)	55,714	59,727	53,182	54,401
Long-term suppliers (Note 20.i.d)	2,796	5,652	5,790	7,508
Payables to venture partners (Note 20.i.d, 20.ii and 20.iii)	4,713	4,713	6,482	4,895
Share-based payment - Phantom Shares (Note 18.3)	1,373	889	1,373	889
Other liabilities	5,858	8,426	29,439	28,918

Total other payables	129,323	142,151	194,122	196,653

Current portion	117,789	127,123	163,494	163,437
Non-current portion	11,534	15,028	30,628	33,216

       The other explanations related to this note were not subject to significant changes in relation to the disclosures in Note 15 to the financial statements as of December 31, 2015.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the financial statements

March 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

16.  Provisions for legal claims and commitments

In the period ended March 31, 2016, the changes in the provision are summarized as follows:

Company	Civil lawsuits(i)	Tax proceedings(ii)	Labor claims	Total
Balance at December 31, 2015	119,420	220	63,235	182,875
Additional provision (Note 23)	11,073	-	4,096	15,169
Payment and reversal of provision not used	(7,051)	-	(3,891)	(10,942)
Balance at March 31, 2016	123,442	220	63,440	187,102

Current portion	87,289	220	15,566	103,075
Non-current portion	36,153	-	47,874	84,027

Consolidated	Civil lawsuits(i)	Tax proceedings(ii)	Labor claims	Total
Balance at December 31, 2015	149,621	400	92,961	242,982
Additional provision (Note 23)	14,876	10	8,002	22,888
Payment and reversal of provision not used	(10,674)	(12)	(6,895)	(17,581)
Balance at March 31, 2016	153,823	398	94,068	248,289

Current portion	87,289	220	15,566	103,075
Non-current portion	66,534	178	78,502	145,214

(a)     Civil lawsuits, tax proceedings and labor claims

As of March 31, 2016, the Company and its subsidiaries have deposited in court the amount of R$114,103 (R$105,275 in 2015) in the Company’s statement, and R$136,094 (R$125,358 in 2015) in the consolidated statement (Note 7).

	Company		Consolidated
	03/31/2016	12/31/2015	03/31/2016	12/31/2015

Civil lawsuits	75,402	71,327	88,184	81,919
Tax proceedings	17,612	13,744	20,804	14,222
Labor claims	21,088	20,204	27,106	29,217
Total	114,103	105,275	136,094	125,358

(i)   Lawsuits in which likelihood of loss is rated as possible

As of March 31, 2016 the Company and its subsidiaries are aware of other claims and civil, labor and tax risks. Based on the history of probable processes and the specific analysis of main claims, the measurement of the claims with likelihood of loss considered possible amounted to R$860,313 (R$810,163 in 2015), based on average past outcomes adjusted to current estimates, for which the Company’s Management believes it is not necessary to recognize a provision for losses. The change in the period was caused by the higher volume of lawsuits with smaller amounts and review of the involved amounts and tax proceedings.

	Company		Consolidated
	03/31/2016	12/31/2015	03/31/2016	12/31/2015

Civil lawsuits	240,685	235,975	510,342	469,841
Tax proceedings	32,887	32,543	264,276	263,540
Labor claims	41,602	38,967	85,695	76,782
	315,174	307,485	860,313	810,163

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the financial statements

March 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

16.      Provisions for legal claims and commitments --Continued

(b)     Payables related to the completion of real estate ventures

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 16(i)(b) to the financial statements as of December 31, 2015.

(c)      Other commitments

In addition to the commitments mentioned in Notes 6, 12 and 13, the Company has commitments related to the rental of 33 real estate where its facilities are located, at a monthly cost of R$1,114 adjusted by the IGP-M/FGV variation. The rental term is from 1 to 10 years and there is a fine in case of cancelled contracts corresponding to three-months rent or in proportion to the contract expiration time.

       The other explanations related to this note were not subject to significant changes in relation to the disclosures in Note 15 to the financial statements as of December 31, 2015.

17.  Payables for purchase of properties and advances from customers

		Company		Consolidated
	Maturity	03/31/2016	12/31/2015	03/31/2016	12/31/2015

Payables for purchase of properties	April 2016 to July 2020	129,380	139,320	364,364	362,800
Adjustment to present value		(8,483)	(9,723)	(21,315)	(17,039)
Advances from customers
Development and sales (Note 5)		17,012	19,337	34,397	39,743
Barter transaction - Land		127,450	143,271	206,334	224,430

Total payables for purchase of properties and advances from customers		265,359	292,205	583,780	609,934

Current portion		173,102	148,989	387,339	361,420
Non-current portion		92,257	143,216	196,441	248,514

18.  Equity

18.1.  Capital

As of March 31, 2016 and December 31, 2015, the Company's authorized and paid-in capital amounts to R$2,740,662, in both periods represented by 378,066,162  registered common shares, without par value, of which 10,584,756 were held in treasury.

According to the Company’s articles of incorporation, capital may be increased without need of making amendment to it, upon resolution of the Board of Directors, which shall set the conditions for issuance up to the limit of 600,000,000 (six hundred millions) common shares.

As of March 31, 2016, the Company approved the creation of a new program to repurchase its common shares aimed at holding them in treasury and later selling or cancelling them, over a period of 18 months, up to the limit of 8,198,565 shares. During the period ended March 31, 2016, there was no change in the treasury shares.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the financial statements

March 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

18.      Equity --Continued

18.1.  Capital --Continued

Treasury shares
Type	GFSA3	R$	%	Market value (*) R$ thousand		Carrying value R$ thousand
Acquisition date	Number	Weighted average price	% - on shares outstanding	03/31/2016	12/31/2015	03/31/2016	12/31/2015
11/20/2001	599,486	2,8875	0.16%	1,613	1,457	1,731	1,731
Changes in 2013:
Acquisition	18,500,000	3,8561	5.03%	49,765	44,955	71,339	71,339
Changes in 2014:
Acquisition	43,738,234	2,6353	11.90%	117,656	106,284	115,265	115,265
Transfer	(5,463,395)	3,2183	-1.49%	(14,697)	(13,276)	(17,583)	(17,583)
Cancellations	(27,493,039)	3,3351	-7.48%	(73,956)	(66,808)	(91,693)	(91,693)
Changes in 2015:
Acquisition	11,925,330	2,0257	3.25%	32,079	28,979	24,157	24,157
Transfer	(1,221,860)	2,4733	-0.33%	(3,287)	(2,970)	(3,022)	(3,022)
Cancellations	(30,000,000)	2,4738	-8.16%	(80,700)	(72,900)	(74,214)	(74,214)
	10,584,756	2,4545	2.88%	28,473	25,721	25,980	25,980

(*)                                   Market value calculated based on the closing share price at March 31, 2016 at R$2.69 (R$2.43 in 2015), not considering the effect of occasional volatilities.

The Company holds shares in treasury acquired in 2001 in order to guarantee the performance of lawsuits (Note 16(a)(i)).

The change in the number of outstanding shares is as follows:

Common shares - In thousands
Outstanding shares as of December 31, 2015	367,481
Shares held by the management members of the Company	(2,350)
Outstanding shares as of March 31, 2016	365,131

Weighted average shares outstanding	366,681

18.2.  Stock option plan

Expenses for granting stocks recorded under the account “General and administrative expenses” (Note 23) in the periods ended March 31, 2016 and 2015, are as follows:

	03/31/2016	03/31/2015

Gafisa	1,891	2,091
Tenda	533	527
	2,424	2,618

(i)    Gafisa

The Company has a total of four stock option plans comprising common shares, launched in 2012, 2013, 2014 and 2015 which follows the rules established in the Stock Option Plan of the Company.

The granted options entitle their holders (beneficiaries) to purchase common shares of the Company’s capital, after periods that vary from one to five years of employment in the Company (essential condition to exercise the option), and expire  six to ten years after the grant date.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the financial statements

March 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

18.      Equity --Continued

18.2.  Stock option plan -- Continued

(i)    Gafisa-- Continued

The fair value of options is set on the grant date, and it is recognized as expense in profit or loss for the year (as contra-entry to equity) during the vesting period of the plan, to the extent the services are provided by employees and management members.

In the period ended March 31, 2016, there was no change in the options outstanding.

As of March 31, 2016, stock options outstanding and exercisable are as follows:

Options outstanding			Options exercisable
Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price (Reais)	Number of options	Weighted average exercise price (Reais

11,743,379	4.07	1.83	1,757,598	2.59

During the period ended March 31, 2016, the Company did not grant options in connection with its stock option plan comprising common shares (3,567,201 options granted in the year ended December 31, 2015).

 (ii)   Tenda

Tenda has a stock option plan for common shares, created in 2014, by which a total of 42,259,687 stock options were granted to employees and management members of the subsidiary, with exercise dates between March 31, 2017 and March 31, 2020.

In the period ended March 31, 2016,  the subsidiary Tenda did not grant options in connection with its stock option plan for common shares.

18.3.  Share-based payment – Phantom Shares

As of March 31, 2016, the amount of R$1,373 (R$889 in 2015), related to the fair value of the phantom shares granted, is recognized in the heading “Other payables” (Note 15).

The other explanations related to this note were not subject to significant changes in relation to the disclosures in Note 18 to the individual and consolidated financial statements as of December 31, 2015.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the financial statements

March 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

19.      Income tax and social contribution

(i)      Current income tax and social contribution

The reconciliation of the effective tax rate for the periods ended March 31, 2016 and 2015 is as follows:

	Company		Consolidated
	03/31/2016	03/31/2015	03/31/2016	03/31/2015

Profit (loss) before income tax and social contribution, and statutory interest	(50,999)	35,107	(39,606)	43,761
Income tax calculated at the applicable rate - 34%	17,340	(11,936)	13,448	(14,878)
Net effect of subsidiaries taxed by presumed profit	-	-	(2,630)	(3,343)
Tax losses (tax loss carryforwards used)	(971)	(1,484)	(1,015)	(1,744)
Income from equity method investments	3,426	18,904	4,646	6,191
Stock option plan	(478)	(711)	(659)	(890)
Other permanent differences	(6,036)	(2,711)	(10,033)	(5,119)
Charges on payables to venture partners	(279)	277	(111)	355
Tax benefits recognized (not recognized)	(15,230)	(5,795)	(16,391)	7,268
	(2,228)	(3,456)	(12,745)	(12,160)

Tax expenses - current	(2,228)	(3,456)	(10,213)	(6,860)
Tax income - deferred	-	-	(2,532)	(5,300)

 (ii)   Deferred income tax and social contribution

As of March 31, 2016 and December 31, 2015, deferred income tax and social contribution are from the following sources:

	Company		Consolidated
	03/31/2016	12/31/2015	03/31/2016	12/31/2015
Assets
Provisions for legal claims	63,615	62,178	82,735	82,614
Temporary differences – PIS and COFINS deferred	8,299	10,636	14,103	16,404
Provisions for realization of non-financial assets	1,849	1,849	11,776	11,776
Temporary differences – CPC adjustment	32,357	40,089	36,915	44,748
Other provisions	71,181	60,745	100,544	85,912
Income tax and social contribution loss carryforwards	74,593	75,768	312,140	317,282
Tax benefits of subsidiaries	28,165	28,165	28,165	28,165
Tax credits not recognized	(15,230)	-	(289,388)	(272,997)
	264,829	279,430	296,990	313,904

Liabilities
Negative goodwill	(92,385)	(92,385)	(92,384)	(92,385)
Temporary differences –CPC adjustment	(130,674)	(131,096)	(131,306)	(130,929)
Differences between income taxed on cash basis and recorded on an accrual basis	(51,855)	(66,034)	(93,475)	(107,079)
	(274,914)	(289,515)	(317,165)	(330,393)

Total net	(10,085)	(10,085)	(20,175)	(16,489)

The balances of income tax and social contribution loss carryforwards for offset are as follows:

	Company
	03/31/2016			12/31/2015
	Income tax	Social contribution	Total	Income tax	Social contribution	Total
Balance of income tax and social contribution loss carryforwards	219,393	219,393		222,849	222,849
Deferred tax asset (25%/9%)	54,848	19,745	74,593	55,712	20,056	75,768
Recognized deferred tax asset	54,848	19,745	74,593	55,712	20,056	75,768
Unrecognized deferred tax asset	-	-	-	-	-	-

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the financial statements

March 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

19.  Income tax and social contribution --Continued

(ii)      Deferred income tax and social contribution --Continued

	Consolidated
	03/31/2016			12/31/2015
	Income tax	Social contribution	Total	Income tax	Social contribution	Total
Balance of income tax and social contribution loss carryforwards	918,061	918,061		933,182	933,182
Deferred tax asset (25%/9%)	229,515	82,626	312,140	233,296	83,986	317,282
Recognized deferred tax asset	54,848	19,745	74,593	55,712	20,056	75,768
Unrecognized deferred tax asset	174,667	62,881	237,547	177,584	63,930	241,514

Based on the estimate of projections for generation of future taxable profit of Gafisa, the estimated recovery of the Company’s balance of deferred income tax and social contribution is as follows:

	Company and Consolidated
	Income tax and social contribution loss	Income tax and social contribution loss

2016	13,027	4,429
2017	8,282	2,816
2018	3,056	1,039
2019	27,174	9,239
2020 to 2026	167,854	57,070
	219,393	74,593

The other explanations related to this note were not subject to significant changes in relation to the disclosures in Note 19 to the financial statements as of December 31,2015.

20.  Financial instruments

The Company and its subsidiaries engage in operations involving financial instruments. These instruments are managed through operational strategies and internal controls aimed at providing liquidity, return and safety. The use of financial instruments with the objective of hedging is achieved through a periodical analysis of exposure to the risk that the management intends to cover (exchange, interest rate, etc.) which is submitted to the corresponding Management bodies for approval and performance of the proposed strategy. The control policy consists of continuously monitoring the contracted conditions in relation to the prevailing market conditions. The Company and its subsidiaries do not use derivatives or any other risky assets for speculative purposes. The result from these operations is consistent with the policies and strategies devised by Company management. The Company and its subsidiaries operations are subject to the following risk factors:

 (i)    Risk considerations

a)    Credit risk

There was no significant change in relation to the credit risks disclosed in Note 20(i)(a) to the financial statements as of December 31, 2015.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the financial statements

March 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.      Financial instruments --Continued

(i)     Risk considerations --Continued

b)    Derivative financial instruments

The Company holds derivative instruments to mitigate the risk arising from its exposure to index and interest volatility recognized at their fair value in profit or loss for the year. Pursuant to its treasury policies, the Company does not own or issue derivative financial instruments other than for hedging purposes.

As of March 31, 2016, the Company had derivative contracts for hedging purposes in relation to interest fluctuations, with final maturity between June 2016 and January 2020. The derivative contracts are as follows:

Consolidated
		Reais	Percentage		Validity		Gain (loss) not realized by derivative instruments - net

Companies	Swap agreements (Fixed for CDI)	Face value	Original Index – asset position	Swap – liability position	Beginning	End	03/31/2016	12/31/2015

Gafisa S/A	Banco Votorantim S.A.	55,000	Fixed 14.2672%	CDI + 1.6344%	12/21/2015	06/20/2016	(417)	(637)
Gafisa S/A	Banco Votorantim S.A.	27,500	Fixed 11.1136%	CDI + 0.2801%	06/20/2016	12/20/2016	(359)	(641)
Gafisa S/A	Banco Votorantim S.A.	27,500	Fixed 15.1177%	CDI + 1.6344%	12/20/2016	06/20/2017	(35)	(399)
Gafisa S/A	Banco Votorantim S.A.	130,000	CDI + 1.90%	118% CDI	07/22/2014	07/26/2018	(992)	(2,216)
Gafisa S/A	Banco HSBC	194,000	Fixed 12.8727%	120% CDI	09/29/2014	10/08/2018	(7,327)	(15,907)
Gafisa S/A	Banco Votorantim S.A.	55,000	IPCA + 8.22%	120% CDI	03/17/2015	01/20/2020	3,925	(1,874)
							(5,205)	(21,674)

					Current		(9,936)	(14,056)
					Non-current		4,731	(7,618)

During the period ended March 31, 2016, the amount of R$10,184 (R$(2,756) in 2015) in the Company’s and consolidated statements, which refers to net result of the interest swap transaction, was recognized in the “financial income (expenses)” line in the statement of profit or loss for the year, allowing correlation between the impact of such transactions and interest rate fluctuation in the Company’s balance sheet (Note 24).

       The estimated fair value of derivative financial instruments contracted by the Company was determined based on information available in the market and specific valuation methodologies. However, considerable judgment was necessary for interpreting market data to produce the estimated fair value of each transaction, which may vary upon the financial settlement of transactions.

c)    Interest rate risk

There was no significant change in relation to the interest rate risks disclosed in Note 20(i)(c) to the financial statements as of December 31, 2015.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the financial statements

March 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.  Financial instruments --Continued

(i)     Risk considerations --Continued

d)    Liquidity risk

There was no significant change in relation to the liquidity risks disclosed in Note 20(i)(d) to the financial statements as of December 31, 2015.

The maturities of financial instruments, loans, financing, suppliers, payables to venture partners and debentures are as follows:

	Company
Period ended March 31, 2016	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
Loans and financing (Note 12)	556,724	571,901	-	-	1,128,625
Debentures (Note 13)	192,684	459,344	-	-	652,028
Payables to venture partners (Note 15)	3,573	1,140	-	-	4,713
Suppliers (Note 15 and Note 20.ii.a)	40,176	2,796	-	-	42,972
	793,157	1,035,181	-	-	1,828,338

	Consolidated
Period ended March 31, 2016	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
Loans and financing (Note 12)	627,962	698,427	15,155	-	1,341,544
Debentures (Note 13)	399,744	459,344	-	-	859,088
Payables to venture partners (Note 15)	5,342	1,140	-	-	6,482
Suppliers (Note 15 and Note 20.ii.a)	80,245	5,790	-	-	86,035
	1,113,293	1,164,701	15,155	-	2,293,149

Fair value classification

The Company uses the same classification disclosed in Note 21(i)(d) to the financial statements as of December 31, 2015 to determine and disclose the fair value of financial instruments by the valuation technique.

The classification level of fair value for financial instruments measured at fair value through profit or loss of the Company as of March 31, 2016 and December 31, 2015 is as follows:

	Company			Consolidated
	Fair value classification
As of March 31, 2016	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial assets
Short-term investments (Note 4.2)	-	334,633	-	-	648,359	-

	Company			Consolidated
	Fair value classification
As of December 31, 2015	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial assets
Short-term investments (Note 4.2)	-	350,343	-	-	629,671	-

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the financial statements

March 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.  Financial instruments --Continued

(i)     Risk considerations --Continued

d)    Liquidity risk --Continued

Fair value classification --Continued

       In addition, the fair value classification of financial instruments liabilities measured at fair value through profit or loss is as follow:

	Company			Consolidated
	Fair value classification
As of March 31, 2016	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial liabilities
Payables to venture partners (Note 20.i.b)	-	5,205	-	-	5,205	-

	Company			Consolidated
	Fair value classification
As of December 31, 2015	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial liabilities
Payables to venture partners (Note 20.i.b)	-	21,674	-	-	21,674	-

In the period ended March 31, 2016, there were no transfers between the Levels 1 and 2 fair value classifications, nor were transfers between Levels 3 and 2 fair value classifications.

 (ii)   Fair value of financial instruments

a)    Fair value measurement

The Company uses the same methods and assumptions disclosed in Note 20(ii)(a) to the financial statements as of December 31, 2015 to estimate the fair value for each financial instrument type for which the estimate of values is practicable.

The most significant carrying values and fair values of financial assets and liabilities as of March 31, 2016 and December 31, 2015, classified into Level 2 of the fair value classification, are as follows:

	Company
	03/31/2016		12/31/2015
	Carrying value	Fair value	Carrying value	Fair value

Financial assets
Cash and cash equivalents (Note 4.1)	26,601	26,601	44,044	44,044
Short-term investments (Note 4.2)	334,633	334,633	350,343	350,343
Trade accounts receivable (Note 5)	924,515	924,515	986,042	986,042

Financial liabilities
Loans and financing (Note 12)	1,128,625	1,235,365	1,138,660	1,095,844
Debentures (Note 13)	652,028	660,546	656,081	633,238
Payables to venture partners (Note 15)	4,713	5,733	4,713	5,472
Derivative financial instruments (Note 20(i)(b))	5,205	5,205	21,674	21,674
Suppliers (Note 20(i)(d))	42,972	42,972	32,115	32,115

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the financial statements

March 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.      Financial instruments --Continued

(ii)    Fair value of financial instruments --Continued

a)      Fair value measurement --Continued

	Consolidated
	03/31/2016		12/31/2015
	Carrying value	Fair value	Carrying value	Fair value

Financial assets
Cash and cash equivalents (Note 4.1)	143,717	143,717	82,640	82,640
Short-term investments (Note 4.2)	648,359	648,359	629,671	629,671
Trade accounts receivable (Note 5)	1,702,656	1,702,656	1,802,364	1,802,364

Financial liabilities
Loans and financing (Note 12)	1,341,544	1,311,596	1,292,835	1,237,222
Debentures (Note 13)	859,088	863,357	857,958	828,387
Payables to venture partners (Note 15)	6,482	5,733	4,895	5,472
Derivative financial instruments (Note 20(i)(b))	5,205	5,205	21,674	21,674
Suppliers (Note 20(i)(d))	86,035	86,035	57,335	57,335

There was no significant change in relation to the other information disclosed in Note 20(ii)(a) to the financial statements as of December 31, 2015.

b)      Risk of debt acceleration

There was no significant change in relation to the risks of debt acceleration disclosed in Note 20(ii)(b) to the financial statements as of December 31, 2015.

c)      Market risk

There was no significant change in relation to the risks of debt acceleration disclosed in Note 20(ii)(c) to the financial statements as of December 31, 2015.

 (iii)  Capital stock management

The other explanations related to this note were not subject to significant changes in relation to the disclosures in Note 20(iii) to the individual and consolidated financial statements as of December 31,2015.

The Company included in its net debt structure: loans and financing, debentures, obligations assumed on assignment of receivables and payables to venture partners less cash and cash equivalents and short-term investments (cash and cash equivalents and short-term investments):

	Company		Consolidated
	03/31/2016	12/31/2015	03/31/2016	12/31/2015

Loans and financing (Note 12)	1,128,625	1,138,660	1,341,544	1,292,835
Debentures (Note 13)	652,028	656,081	859,088	857,958
Obligations assumed on assignment of receivables (Note 14)	55,320	34,847	82,129	59,293
Payables to venture partners (Note 15)	4,713	4,713	6,482	4,895
( - ) Cash and cash equivalents and short-term investments (Note 4.1 and 4.2)	(361,234)	(394,387)	(792,076)	(712,311)
Net debt	1,479,452	1,439,914	1,497,167	1,502,670
Equity	3,043,671	3,095,491	3,046,284	3,097,236
Equity and net debt	4,523,123	4,535,405	4,543,451	4,599,906

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the financial statements

March 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.  Financial instruments --Continued

 (iv)  Sensitivity analysis

The sensitivity analysis of financial instruments for the period ended March 31, 2016, except swap contracts, which are analyzed through their due dates, describing the risks that may incur material losses on the Company’s profit or loss, as provided for by CVM, through Rule No. 475/08, in order to show a 10%, 25% and 50% increase/decrease in the risk variable considered.

As of March 31, 2016, as well as derivative instruments, the Company has the following financial instruments:

a)   Short-term investments, loans and financing, and debentures linked to Interbank Deposit Certificates (CDI);

b)   Loans and financing and debentures linked to the Referential Rate (TR) and CDI, and debentures indexed to the CDI, IPCA and TR;

c)   Accounts receivable, linked to the National Civil Construction Index (INCC).

For the sensitivity analysis in the period ended March 31, 2016, the Company considered the interest rates of investments, loans and accounts receivables, the CDI rate at 14.13%, TR rate at 1.97%, INCC rate at 7.18%, and the National Consumer Price Index – Extended (IPCA) at 9.39% . The scenarios considered were as follows:

Scenario I – Probable: 10% increase/decrease in the risk variables used for pricing

Scenario II – Possible: 25% increase/decrease in the risk variables used for pricing

Scenario III – Remote: 50% increase/decrease in the risk variables used for pricing

The Company shows in the following chart the sensitivity to risks to which the Company is exposed, based on the above scenarios, as of March 31, 2016. The effects on equity are basically the same ones on profit or loss.

		Scenario
		I	II	III	III	II	I
Instrument	Risk	Increase 10%	Increase 25%	Increase 50%	Decrease 50%	Decrease 25%	Decrease 10%

Short-term investments	Increase/Decrease of CDI	7,688	19,222	38,443	(38,443)	(19,222)	(7,688)
Loans and financing	Increase/Decrease of CDI	(5,567)	(13,917)	(27,834)	27,834	13,917	5,567
Debentures	Increase/Decrease of CDI	(1,419)	(3,547)	(7,093)	7,093	3,547	1,419
Derivative financial instruments	Increase/Decrease of CDI	(6,455)	(15,821)	(30,826)	34,151	16,576	6,493

Net effect of CDI variation		(5,753)	(14,063)	(27,310)	30,635	14,818	5,791

Loans and financing	Increase/Decrease of TR	(1,715)	(4,287)	(8,573)	8,573	4,287	1,715
Debentures	Increase/Decrease of TR	(1,432)	(3,581)	(7,163)	7,163	3,581	1,432

Net effect of TR variation		(3,147)	(7,868)	(15,736)	15,736	7,868	3,147

Debentures	Increase/Decrease of IPCA	(616)	(1,539)	(3,078)	3,078	1,539	616

Net effect of IPCA variation		(616)	(1,539)	(3,078)	3,078	1,539	616

Accounts receivable	Increase/Decrease of INCC	11,411	28,527	57,052	(57,052)	(28,527)	(11,411)

Net effect of INCC variation		11,411	28,527	57,052	(57,052)	(28,527)	(11,411)

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the financial statements

March 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

21.  Related parties

21.1.  Balances with related parties

The transactions between the Company and related companies are made under conditions and prices established between the parties.

	Company		Consolidated
Current accounts	03/31/2016	12/31/2015	03/31/2016	12/31/2015

Assets
Current account:
Total SPEs	56,204	55,023	78,798	86,010
Condominium and consortia and thirty party’s works	8,254	9,108	8,255	9,108
Loan receivable	82,628	78,818	113,128	109,193
Dividends receivable	16,204	14,279	-	-
	163,290	157,228	200,181	204,311

Current portion	80,662	78,410	87,053	95,118
Non-current	82,628	78,818	113,128	109,193

Liabilities
Current account:
Total SPEs and Tenda	(915,460)	(790,895)	(76,556)	(76,620)
Loan payable	(7,830)	(10,480)	(51,256)	(51,482)
	(923,290)	(801,375)	(127,812)	(128,102)

Current portion	(923,290)	(801,375)	(84,386)	(87,100)
Non-current	-	-	(43,426)	(41,002)

The composition, nature and condition of loan receivable and payable by the Company are shown below. Loan maturities range from June 2016 to the duration of the respective ventures.

	Company
	03/31/2016	12/31/2015	Nature	Interest rate

Tembok Planej. E Desenv. Imob. Ltda. (Vistta Laguna)	11,044	11,044	Construction	12% p.a. + IGPM
Acquarelle Civilcorp Incorporações Ltda.	232	287	Construction	12% p.a. + IGPM
Manhattan Residencial I	55,402	53,862	Construction	10% p.a. + TR
Target Offices & Mall	5,430	3,105	Construction	12% p.a. + IGPM
Scena Laguna - Tembok Planej. e Desenv. Imob. Ltda.	10,520	10,520	Construction	12% p.a. + IGPM
Total receivable - Company	82,628	78,818

Gafisa Spe-113 Empr Imob	776	3,788	Construction	100% of CDI
Dubai Residencial	2,943	2,650	Construction	6% p.a.
Parque Arvores	2,270	2,270	Construction	6% p.a.
Parque Aguas	1,841	1,772	Construction	6% p.a.
Total payable - Company	7,830	10,480	Construction	6% p.a.

	Consolidated
	03/31/2016	12/31/2015	Nature	Interest rate

Tembok Planej. E Desenv. Imob. Ltda. (Vistta Laguna)	11,044	11,044	Construction	12% p.a. + IGPM
Acquarelle Civilcorp Incorporações Ltda.	232	287	Construction	12% p.a. + IGPM
Manhattan Residencial I	55,402	53,862	Construction	10% p.a. + TR
Target Offices & Mall	5,430	3,105	Construction	12% p.a. + IGPM
Scena Laguna - Tembok Planej. e Desenv. Imob. Ltda.	10,520	10,520	Construction	12% p.a. + IGPM
Fit Campolim SPE Emp. Imob. Ltda.	14,171	14,097	Construction	113.5% of 126.5% of CDI
Acedio SPE Emp. Imob. Ltda.	3,312	3,260	Construction	113.5% of 126.5% of CDI
Atua Construtora e Incorporadora S.A.	12,168	12,168	Construction	113.50% to 112% of CDI
Other	849	850	Construction	Several
Total receivable - Consolidated	113,128	109,193

Fit 34 SPE Empreendimentos Imobiliários Ltda.	22,343	21,925	Construction	6% p.a.
Fit 03 SPE Empreendimentos Imobiliários Ltda.	8,061	7,912	Construction	6% p.a.
Fit 11 SPE Empreendimentos Imobiliários Ltda.	6,022	5,910	Construction	6% p.a.
Gafisa Spe-113 Empr Imob	776	3,788	Construction	100% of CDI
Parque dos Pássaros	3,874	2,725	Construction	6% p.a.
Dubai Residencial	2,943	2,650	Construction	6% p.a.
Parque Arvores	2,270	2,270	Construction	6% p.a.
Parque Aguas	1,841	1,772	Construction	6% p.a.
Fit 31 SPE Empreendimentos Imobiliários Ltda.	1,323	1,298	Construction	6% p.a.
Araçagy	1,803	1,232	Construction	6% p.a.
Total payable - Consolidated	51,256	51,482

In the period ended March 31, 2016 the recognized financial income from interest on loans amounted to R$1,596 (R$2,133 in 2015) in the Company’s  statement and R$1,625 (R$2,174 in 2015) in the consolidated statement (Note 24).

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the financial statements

March 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

21.  Related parties --Continued

21.1.  Balances with related parties --Continued

Information regarding management transactions and compensation is described in Note 25.

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 21 to the financial statements as of December 31, 2015.

21.2.  Endorsements, guarantees and sureties

The financial transactions of the subsidiaries are guaranteed by the endorsement or surety in proportion to the interest of the Company in the capital stock of such companies, in the amount of R$1,358,938 as of March 31, 2016 (R$1,067,950 as of December 31, 2015).

22.  Net operating revenue

	Company		Consolidated
	03/31/2016	03/31/2015	03/31/2016	03/31/2015
Gross operating revenue
Real estate development, sale, barter transactions and construction services	144,077	297,807	451,393	555,828
(Recognition) Reversal of allowance for doubtful accounts and provision for cancelled contracts (Note 5)	(6,064)	(626)	(14,849)	9,026
Taxes on sale of real estate and services	(11,040)	(26,780)	(31,010)	(45,353)
Net operating revenue	126,973	270,401	405,534	519,501

23.  Costs and expenses by nature

These are represented by the following:

	Company		Consolidated
	03/31/2016	03/31/2015	03/31/2016	03/31/2015
Cost of real estate development and sale:
Construction cost	(63,357)	(116,316)	(194,122)	(227,823)
Land cost	(26,012)	(35,952)	(71,946)	(62,508)
Development cost	(8,226)	(10,999)	(23,559)	(24,697)
Capitalized financial charges (Note 12)	(26,048)	(24,962)	(38,038)	(30,102)
Maintenance / warranty	(1,223)	(14,945)	(2,256)	(15,828)
Provision for cancelled contracts (Note 5)	-	-	(3,412)	(9,343)
Total cost of real estate development and sale	(124,866)	(203,174)	(333,333)	(370,301)

Commercial expenses:
Product marketing expenses	(4,325)	(5,927)	(15,556)	(13,945)
Brokerage and sale commission	(5,004)	(3,406)	(12,929)	(8,014)
Customer Relationship Management (CRM) and corporate marketing expenses	(2,997)	(1,929)	(3,698)	(4,539)
Other	(2,085)	(261)	(2,835)	(615)
Total commercial expenses	(14,411)	(11,523)	(35,018)	(27,113)

General and administrative expenses:
Salaries and payroll charges	(8,401)	(9,523)	(17,725)	(18,774)
Employee benefits	(1,046)	(1,195)	(1,947)	(1,955)
Travel and utilities	(188)	(299)	(565)	(608)
Services	(2,540)	(3,147)	(5,402)	(5,543)
Rents and condominium fees	(2,144)	(2,603)	(3,363)	(3,748)
IT	(4,442)	(4,170)	(4,260)	(7,379)
Stock option plan (Note 18.3)	(1,891)	(2,091)	(2,424)	(2,618)
Reserve for profit sharing (Note 25.iii)	(6,250)	(6,000)	(8,342)	(2,914)
Other	(100)	144	(1,994)	(129)
Total general and administrative expenses	(27,002)	(28,884)	(46,022)	(43,668)

Other income (expenses), net:
Expenses with lawsuits (Note 16)	(15,169)	(18,711)	(22,888)	(26,070)
Other	1,445	(8,482)	(6,905)	(7,485)
Total other income/(expenses), net	(13,724)	(27,193)	(29,793)	(33,555)

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the financial statements

March 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

24.  Financial income (expenses)

	Company		Consolidated
	03/31/2016	03/31/2015	03/31/2016	03/31/2015
Financial income
Income from financial investments	10,942	15,504	19,763	28,320
Financial income on loans (Note 21)	1,596	2,133	1,596	2,174
Other financial income	1,135	519	4,072	2,118
Total financial income	13,673	18,156	25,431	32,612

Financial expenses
Interest on funding, net of capitalization (Note 12)	(10,722)	(19,057)	(17,767)	(23,832)
Amortization of debenture cost	(618)	(983)	(618)	(983)
Payables to venture partners	(396)	(576)	(396)	(576)
Banking expenses	(1,687)	(862)	(2,389)	(1,207)
Derivative transactions (Note 20 (i) (b))	10,184	(2,756)	10,184	(2,756)
Discount in securitization transaction	(10,408)	(6,729)	(16,386)	(11,474)
Total financial expenses	(13,647)	(30,963)	(27,372)	(40,828)

25.  Transactions with management and employees

(i)     Management compensation

The amounts recorded in the account “general and administrative expenses” for the periods ended  March 31, 2016 and 2015, related to the compensation of the Company’s key management personnel are as follows:

	Management compensation
Period ended March 31, 2016	Board of Directors	Statutory Board	Fiscal Council

Number of members	7	5	3
Annual fixed compensation (in R$)	423	911	48
Salary / Fees	423	825	48
Direct and indirect benefits	-	86	-
Monthly compensation (in R$)	141	304	16
Total compensation	423	911	48
Profit sharing (Note 25 (iii))	-	1.138	-
Total compensation and profit sharing	423	2.049	48

	Management compensation
Period ended March 31, 2015	Board of Directors	Statutory Board	Fiscal Council

Number of members	7	5	3
Annual fixed compensation (in R$)	423	921	50
Salary / Fees	423	825	50
Direct and indirect benefits	-	96	-
Monthly compensation (in R$)	141	307	17
Total compensation	423	921	50
Profit sharing (Note 25 (iii))	-	1.138	-
Total compensation and profit sharing	423	2.059	50

The amount related to the stock compensation of the Company’s management members was R$893 for the period ended March 31, 2016 (R$1,391 in 2015).

The maximum aggregate compensation of the Company’s management members for the year 2016, was established at R$19,823, as approved at the Annual Shareholders’ Meeting held on April 25, 2016.

On the same occasion the compensation limit of the Fiscal Council members for their next term of office that ends in the Annual Shareholders’ Meeting to be held in 2017, was approved at R$245.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the financial statements

March 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

25.      Transactions with management and employees --Continued

(ii)    Sales

In the period ended March 31, 2016, there were no with units sold to the Management and the total receivables is R$1,284 (R$1,610 in 2015).

(iii)   Profit sharing

In the period ended March 31, 2016, the Company recorded a provision for profit sharing amounting to R$6,250 in the Company’s  statement (R$6,000 in 2015) and R$8,342 in the consolidated statement (R$2,914 in 2015) in the account “General and Administrative Expenses" (Note 23).

	Company		Consolidated
	03/31/2016	03/31/2015	03/31/2016	03/31/2015

Executive officers	1,138	1,138	2,951	2,607
Other employees	5,112	4,862	7,422	7,607
Reclassification in subsidiary Tenda	-	-	-	(1,636)
Reversal in subsidiary Tenda	-	-	(2,031)	(5,664)
	6,250	6,000	8,342	2,914

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 25 to the financial statements as of December 31, 2015.

26.  Insurance

       For the period ended March 31, 2015, insurance contracts were not subject to significant changes in relation to those disclosed in Note 26 to the financial statements as of December 31, 2015.

27.  Earning (loss) per share

The following table shows the calculation of basic and diluted profit and loss per share. In view of the loss for the period ended March 31, 2016, shares with dilutive potential are not considered, because the impact would be antidilutive.

	03/31/2016	03/31/2015
Basic numerator
Proposed dividends and interest on equity	-	-
Undistributed profit (loss)	(53,227)	31,651
Undistributed profit (loss), available for the holders of common shares	(53,227)	31,651

Basic denominator (in thousands of shares)
Weighted average number of shares	366,681	367,259

Basic earning (loss) per share in Reais	(0.1452)	0.0862

Diluted numerator
Proposed dividends and interest on equity	-	-
Undistributed earning (loss)	(53,227)	31,651
Undistributed earning (loss), available for the holders of common shares	(53,227)	31,651

Diluted denominator (in thousands of shares)
Weighted average number of shares	366,681	367,259
Stock options	2,966	2,491
Anti-dilutive effect	(2,966)	-
Diluted weighted average number of shares	366,681	369,750

Diluted earning (loss) per share in Reais	(0.1452)	0.0856

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the financial statements

March 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

27.  Earning (loss) per share --Continued

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 27 to the financial statements as of December 31, 2015.

28.  Segment information

The quarterly information of the business segments of the Company is as follows:

			Consolidated
	Gafisa	Tenda	03/31/2016
Net operating revenue	170,982	234,552	405,534
Operating costs	(167,526)	(165,807)	(333,333)

Gross profit	3,456	68,745	72,201

Selling expenses	(16,746)	(18,272)	(35,018)
General and administrative expenses	(27,002)	(19,020)	(46,022)
Other income / (expenses), net	(14,576)	(15,217)	(29,793)
Depreciation and amortization	(9,508)	(3,190)	(12,698)
Financial expenses	(16,666)	(10,706)	(27,372)
Financial income	16,622	8,809	25,431
Tax expenses	(5,990)	(6,755)	(12,745)

Profit (loss) for the period attributed to the shareholders of the Company	(58,021)	4,794	(53,227)

Customers (short and long term)	1,227,622	475,034	1,702,656
Inventories (short and long term)	1,938,795	726,257	2,665,052
Other assets	1,627,194	785,051	2,412,245

Total assets	4,793,611	1,986,342	6,779,953

Total liabilities	2,879,539	854,130	3,733,669

			Consolidated
	Gafisa	Tenda	03/31/2015
Net operating revenue	340,058	179,443	519,501
Operating costs	(241,911)	(128,390)	(370,301)

Gross profit	98,147	51,053	149,200

Selling expenses	(14,092)	(13,021)	(27,113)
General and administrative expenses	(28,885)	(14,783)	(43,668)
Other income / (expenses), net	(28,051)	(5,504)	(33,555)
Depreciation and amortization	(8,279)	(3,390)	(11,669)
Financial expenses	(29,021)	(11,807)	(40,828)
Financial income	19,277	13,335	32,612
Tax expenses	(7,350)	(4,810)	(12,160)

Profit (loss) for the period attributed to the shareholders of the Company	20,205	11,446	31,651

Customers (short and long term)	1,459,650	434,103	1,893,753
Inventories (short and long term)	1,798,087	759,669	2,557,756
Other assets	1,926,880	955,509	2,882,389

Total assets	5,184,617	2,149,281	7,333,898

Total liabilities	3,220,310	1,042,697	4,263,007

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 28 to the financial statements as of December 31, 2015.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the financial statements

March 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

29.  Real estate ventures under construction – information and commitments

In order to meet the provisions of paragraphs 20 and 21 of ICPC 02, the recognized revenue amounts and incurred costs are shown in the statement of profit or loss, and the advances received in the account “Payables for purchase of property and advances from customer”. The Company presents the following information on the ventures under construction as of March 31, 2016 and December 31, 2015:

	Consolidated
	03/31/2016	12/31/2015

Unappropriated sales revenue of units sold	720,393	777,679
Unappropriated estimated cost of units sold	(423,427)	(445,265)
Unappropriated estimated cost of units in inventory	(715,115)	(795,995)

(i) Unappropriated sales revenue of units sold
Ventures under construction:
Contracted sales revenue	2,665,483	2,761,219
Appropriated sales revenue	(1,945,090)	(1,983,540)
Unappropriated sales revenue (a)	720,393	777,679

(ii) Unappropriated estimated cost of units sold
Ventures under construction:
Estimated cost of units	(1,574,355)	(1,626,339)
Incurred cost of units	1,150,928	1,181,074
Unappropriated estimated cost (b)	(423,427)	(445,265)

(iii) Unappropriated estimated costs of units in inventory
Ventures under construction:
Estimated cost of units	(1,599,379)	(1,724,372)
Incurred cost of units	884,264	928,377
Unappropriated estimated cost	(715,115)	(795,995)

(a)   The unappropriated sales revenue of units sold are measured by the face value of contracts, plus the contract adjustments and deducted from cancellations, net of the levied taxes and adjustment to present value, and do not include ventures that are subject to restriction due to a suspensive clause (legal period of 180 days in which the Company can cancel a development) and therefore is not appropriated to profit or loss.

(b)   The unappropriated estimated cost of units sold do not include financial charges, which are appropriated to properties for sale and profit or loss (cost of real estate sold) in proportion to the real estate units sold to the extent they are incurred, and also the warranty provision, which is appropriated to real estate units as the construction work progresses.

       As of March 31, 2016, the percentage of assets consolidated in the quarterly information related to ventures included in the equity segregation structure of the development stood at 31.7% (33.1% in 2015).

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the financial statements

March 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

30.  Communication with regulatory bodies

The explanation related to this note was not subject to significant changes in relation to those reported in Note 30 to the financial statements as of December 31, 2015.

31.  Subsequent events

(i)   Funds deposited with third parties

On April 1, 2016, the Company made the payment of the 15th interest installment and the 9th amortization installment related to the first debenture placement of the subsidiary Tenda, in the total amount of R$37,151, of which R$30,000 of principal and R$7,151 of interests.

(ii)  Annual Shareholders’ Meeting

On April 25, 2016, the Annual Shareholders’ Meeting of the Company was held, and main resolutions were as follows: (i) approval of the financial statements for the year ended December 31, 2015; (ii) approval of the allocation of profit for the year ended December 31, 2015, and dividend distribution; (iii) setting of the number of members of the Board of Directors of the Company; (iv) election of members to the Board of Directors of the Company; (v) setting of the maximum aggregate compensation to be distributed to the Company’s management for the year 2016; (vi) setting of the number of members of the Fiscal Council of the Company; (vii) election of the members to the Fiscal Council of the Company; and (viii) setting of the maximum aggregate compensation to be distributed to the members of the Fiscal Council of the Company for the year 2016.

***

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Other information deemed relevant by the Company

1.    SHAREHOLDERS HOLDING MORE THAN 5% OF THE VOTING CAPITAL AND TOTAL NUMBER OF OUTSTANDING SHARES

	3/31/2016
	Common shares
Shareholder	Shares	%

Treasury shares	10,584,757	2.80%
FUNCEF – Fundação dos Economiários Federais	23,835,800	6.30%
Polo	69,108,486	18.28%
Pátria Investimentos	21,171,100	5.60%
Outstanding shares	253,366,019	67.02%

Total shares	378,066,162	100.00%

	3/31/2015
	Common shares
Shareholder	Shares	%

Treasury shares	10,806,616	2.86%
FUNCEF – Fundação dos Economiários Federais	23,835,800	6.30%
Polo	52,547,486	13.90%
Outstanding shares	290,876,260	76.94%

Total shares	378,066,162	100.00%

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Other information deemed relevant by the Company

2.    SHARES HELD BY PARENT COMPANIES, MANAGEMENT AND BOARD

	3/31/2016
	Common shares
	Shares	%

Shareholders holding effective control of the Company	114,115,386	30.18%
Board of Directors	592,609	0.16%
Executive directors	1,757,120	0.46%
Fiscal council	0	0.00%
Executive control, board members, officers and fiscal council	116,465,115	30.81%

Treasury shares	10,584,757	2.80%
Outstanding shares in the market (*)	251,016,290	66.39%

Total shares	378,066,162	100.00%

	3/31/2015
	Common shares
	Shares	%

Shareholders holding effective control of the Company	76,383,286	20.20%
Board of Directors	592,609	0.16%
Executive directors	1,534,445	0.41%
Fiscal council	-	-
Executive control, board members, officers and fiscal council	78,510,340	20.77%

Treasury shares	10,806,616	2.86%
Outstanding shares in the market (*)	288,749,206	74.38%

Total shares	378,066,162	100.00%

(*) Excludes shares of effective control, management, board and in treasury.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Other relevant information

3 – COMMITMENT CLAUSE

The Company, its shareholders, directors and board members undertake to settle, through arbitration, any and all disputes or controversies that may arise between them, related to or originating from, particularly, the application, validity, effectiveness, interpretation, breach and the effects thereof, of the provisions of Law No. 6404/76, the Company's By-Laws, rules determined by the Brazilian Monetary Council (CMN), by the Central Bank of Brazil and by the Brazilian Securities Commission (CVM), as well as the other rules that apply to the operation of the capital market in general, in addition to those established in the New Market Listing Regulation, Participation in the New Market Contract and in the Arbitration Regulation of the Chamber of Market Arbitration.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Report on the review of quarterly information - ITR

To the shareholders, Board of Directors and Officers

Gafisa S.A.

São Paulo - SP

We have reviewed the accompanying individual and consolidated interim financial information of Gafisa S.A. (“Company”), identified as Company and Consolidated, respectively, contained in the Quarterly Information (ITR) for the quarter ended March 31, 2016, which comprises the balance sheet as of March 31, 2016 and the respective statement of operations, statement of comprehensive income (loss), statement of changes in equity and statement of cash flows for the quarter then ended, including explanatory notes.

The Company’s management is responsible for the preparation of individual interim financial information in accordance with the Technical Pronouncement of the Accounting Pronouncements Committee (CPC) 21 (R1) – Interim Financial Reporting and the consolidated interim financial information in accordance with CPC 21 (R1) and IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB) which considers the Technical Orientation - OCPC 04 - Application of the Technical Interpretation ICPC 02 to the Brazilian Real Estate Development Entities, edited by the Accounting Pronouncements Committee (CPC) and approved by the Brazilian Securities and Exchange Commission (CVM) and the Brazilian Federal Accounting Council (CFC), as well as for the presentation of these information in compliance with the rules issued by the CVM, applicable to the preparation of Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review according to the Brazilian and international review standards of interim financial information (NBC TR 2410 – Review of Interim Financial Information Performed by the Auditor of the Entity, and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of inquiries, mainly of the people responsible for the financial and accounting matters, and the application of analytical and other review procedures. The scope of a review is significantly narrower than that of an audit conducted in accordance with audit standards and, accordingly, it did not permit us to obtain assurance that we took notice of all significant matters that could have been raised in an audit. Therefore, we did not express an audit opinion.

Conclusion from the individual and consolidated interim financial information prepared in accordance with CPC 21(R1)

Based on our review, we are not aware of any fact that makes us believe that the individual and consolidated interim financial information included in the Quarterly Information referred to above was not prepared, in all material respects, in accordance with CPC 21 (R1) applicable to the preparation of Quarterly Information (ITR), and presented in compliance with the rules issued by the CVM.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Conclusion from the consolidated interim information prepared in accordance with IAS 34, which considers the Technical Orientation - OCPC 04 – Application of the Technical Interpretation ICPC 02 to the Brazilian Real Estate Development Entities, edited by Accounting Pronouncements Committee (CPC) and approved by the Brazilian Securities and Exchange Commission (CVM) and the Brazilian Federal Accounting Council (CFC)

Based on our review, we are not aware of any fact that makes us believe that the consolidated interim financial information included in the Quarterly Information referred to above was not prepared, in all material respects, in accordance with IAS 34, issued by the IASB, which considers the Technical Orientation - OCPC 04 - Application of technical interpretation ICPC02 to the Brazilian Real Estate Development Entities, issued by the Accounting Pronouncements Committee (CPC), and approved by the CVM and the Brazilian Federal Accounting Council (CFC) applicable to the preparation of Quarterly Information (ITR), and presented in compliance with the rules issued by the CVM.

Emphasis of matter

As described in Note 2, the individual (Company) and consolidated interim financial information was prepared in accordance with accounting practices adopted in Brazil (CPC21 (R1)). The consolidated interim financial information prepared in accordance with the IFRS applicable to the Brazilian Real Estate development entities IAS34 for interim financial information also considers the Technical Orientation OCPC04, edited by the Accounting Pronouncements Committee (CPC). This Technical Orientation refers to the revenue recognition of this sector and comprises other matters related to the meaning and adoption of the concept of continuous transfer of the risks, benefits and control over real estate unit sales, as further described in Note 2. Our conclusion is not modified in view of this matter.

Other matters

Statement of value added

We have also reviewed the individual and consolidated statements of value added for the quarter ended March 31, 2016, prepared under the responsibility of the Company’s management, the presentation of which in the interim financial information is required by the rules of the Brazilian Securities and Exchange Commission (CVM) applicable to Quarterly Information (ITR), and as supplementary information under International Financial Reporting Standards (IFRS), whereby no statement of value added presentation is required. These statements have been subject to the same review procedures previously described and, based on our review, we are not aware of any fact that makes us believe that they were not prepared, in all material respects, according to the individual and consolidated interim financial information taken as a whole.

São Paulo, May 5, 2016

KPMG Auditores Independentes

CRC 2SP014428/O-6

Giuseppe Masi

Accountant CRC 1SP176273/O-7

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Reports and statements \ Management statement of interim financial information

Management statement of interim financial information

STATEMENT

Gafisa S.A. management, CNPJ 01.545.826/0001-07, located at Av. Nações Unidas, 8501, 19th floor, Pinheiros, São Paulo, states as per article 25 of CVM Instruction 480 issued in December 07, 2009:

i)    Management has reviewed, discussed and agreed with the auditor’s conclusion expressed on the report on review interim financial Information for the period ended March 31, 2016; and

ii)   Management has reviewed and agreed with the interim information for the period ended March 31, 2016.

Sao Paulo, May 5, 2016

GAFISA S.A.

Management

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Reports and Statements \

Management statement on the report on review of interim financial information

Management Statement on the Review Report

STATEMENT

Gafisa S.A. management, CNPJ 01.545.826/0001-07, located at Av. Nações Unidas, 8501, 19th floor, Pinheiros, São Paulo, states as per article 25 of CVM Instruction 480 issued in December 07, 2009:

i)    Management has reviewed, discussed and agreed with the auditor’s conclusion expressed on the report on review interim financial Information for the period ended March 31, 2016; and

ii)   Management has reviewed and agreed with the interim information for the period ended March 31, 2016.

Sao Paulo, May 5, 2016

GAFISA S.A.

Management

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 20, 2016

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer